Form 20-F
period 2023-03-31
OKYO Pharma Ltd
filed 2023-08-15
CIK 1849296

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of July 27, 2023: 25,553,274 ordinary shares.

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

Presentation of Financial Information AND OTHER DATA

This annual report includes our audited consolidated financial statements as of and for the years ended March 31, 2023, 2022, and 2021, which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Our financial information is presented in United States dollars. For the convenience of the reader, in this annual report, unless otherwise indicated, translations from Pounds Sterling into U.S. dollars were made at the rate of £1.00 to $1.3113, which was the noon buying rate of the Federal Reserve Bank of New York on July 14, 2023. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Pounds Sterling at the dates indicated.

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data for the years ended March 31, 2023, 2022 and 2021 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

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

As of March 31, 2023, 2022, and 2021, the representative exchange rates were £1.00 = $1.23472 , £1.00 = $1.313896 and £1.00 = $1.380167, respectively.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements included at the end of this Annual Report and the related notes and Item 5, “Operating and Financial Review and Prospects” below.

Consolidated Statement of Operations and Comprehensive Loss Data:

	Years Ended March 31,
	2023	2022 (restated)	2021 (restated)
	(in thousands except share and per share data)
Operating expenses:
Research and development	$(6,338)	$(1,609)	$(348)
General and administrative	(6,849)	(4,608)	(3,018)
Total operating expenses	(13,187)	(6,217)	(3,366)
Loss from operations	(13,187)	(6,217)	(3,366)
Other income (expense)	(97)	-	(12)
Tax credit	12	786	25
Net loss attributable to ordinary shareholders	(13,272)	(5,431)	(3,353)
Other comprehensive loss:
Foreign currency translation adjustment	(441)	(837)	346
Total comprehensive loss	(13,713)	(6,268)	(3,007)

Basic and diluted net loss per ordinary share	(0.60)	(0.36)	(0.32)

Consolidated Balance Sheet Data:

	As of March 31,
	2023	2022	2021
	(in thousands except share and per share data)
Cash and cash equivalents	$4,045	$2,701	$6,889
Working capital	(2,060)	2,942	5,280
Total assets	5,204	4,301	7,091
Total shareholders’ equity/(deficit)	(2,053)	2,947	5,319

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

Our product candidates, OK-101 and OK-201, are both early in the development stage. Our ability to generate product revenue, which is not expected to occur for several years, if ever, will depend heavily on the successful development of the product candidates, many stages of clinical trials, regulatory approval and eventual commercialization. We currently generate no revenue from sales of any product and may never be able to develop or commercialize a marketable product.

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

Management initially intends to conduct laboratory and pre-clinical trials to establish safety and efficacy of our products. Due to the inherent risks involved in developing pharmaceutical products, there is a risk that some or all of our products will not ultimately be successfully developed or launched. In addition, our clinical trials may fail to show the desired safety and efficacy. Successful completion of one stage of development of a pharmaceutical product does not ensure that subsequent stages of development will be successful. Our inability to market any of our products currently under development would adversely affect our business and financial condition.

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

As of March 31, 2023, our cash and cash equivalents balance was approximately $4.0 million and our working capital deficit was approximately $2 million. Due to our recurring losses from operations and the expectation that we will continue to incur losses in the future, we will be required to raise additional capital to complete the development and commercialization of our current product candidates. We have historically relied upon private and public sales of our equity, as well as debt financings to fund our operations. In order to raise additional capital, we may seek to sell additional equity and/or debt securities or obtain a credit facility or other loan, which we may not be able to do on favorable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development and/or commercialization of our product candidate, restrict our operations or obtain funds by entering into agreements on unfavorable terms. Failure to obtain additional capital at acceptable terms would result in a material and adverse impact on our operations.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

PKF Littlejohn, LLP, our independent registered public accounting firm for the fiscal year ended March 31, 2023, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended March 31, 2023, indicating that our liquidity position post August 2023 raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position by October 2023, we may not be able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

We anticipate that we will continue to incur significant losses for the foreseeable future.

The amount of our future net losses will depend, in part, on the rate of our future expenditures, including further research and development activity. The amount of net losses will also depend on our success in developing and commercializing OK-101 and other products that may generate significant revenue. Any failure by us to become and remain profitable could depress the value of our ordinary shares and could impair our ability to expand our business, maintain our research and development efforts, diversify our product offerings or continue our operations.

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

We face significant competition from pharmaceutical companies. We have competitors internationally, including major multinational pharmaceutical companies, universities and research institutions. In respect of OK-101 as an indication for the treatment of DED, there are a number of established companies engaged in the development and marketing of preparations addressing the DED market. In addition, there are a wide range of products addressing the DED market currently approved and marketed by a number of large and small pharmaceutical companies

All of our competitors have substantially greater financial, technical and other resources, such as larger research and development teams, proven marketing and manufacturing organizations and well-established sales forces. Our competitors may succeed in developing, acquiring or licensing drug products that are more effective or less costly than products which we are currently developing or which it may develop.

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

COVID-19 has previously adversely affected our business, and any new pandemic, epidemic or outbreak of an infectious disease may further adversely affect our business.

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

Risks Related to the Ownership of Our Securities

The prices of our ordinary shares may be volatile and fluctuate substantially, which could result in substantial losses for holders of our ordinary shares.

The market price of our ordinary shares on the Nasdaq Capital Market may be volatile and fluctuate substantially. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders of our ordinary shares may not be able to sell their ordinary shares at or above the price at which they were purchased. The market price for ordinary shares may be influenced by many factors, including:

●	the success of competitive products or technologies;

●	results of clinical trials of OK-101, OK-201 and any other future product candidate that we develop;

●	results of clinical trials of product candidates of our competitors;

●	changes or developments in laws or regulations applicable to OK-101, OK-201 and any other future product candidates that we develop;

●	our entry into, and the success of, any collaboration agreements with third parties;

●	developments or disputes concerning patent applications, issued patents or other proprietary rights;

●	the recruitment or departure of key personnel;

●	the level of expenses related to any of our product candidates or clinical development programs;

●	the results of our efforts to discover, develop, acquire or in-license additional product candidates, products or technologies;

●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	market conditions in the biotechnology and pharmaceutical sectors;

●	general economic, industry and market conditions;

●	the trading volume of our ordinary shares on the Nasdaq Capital Market ; and

●	the other factors described in this “Risk Factors” section

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under the laws of Guernsey. The rights of holders of ordinary shares and, therefore, certain of the rights of any potential future holders of our ordinary shares, are governed by the laws of Guernsey, including the provisions of the Companies Law (Guernsey) 2008, and by our Memorandum and Articles of Incorporation, or Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Memorandum and Articles of Incorporation —-Differences in Corporate Law” in this report for a description of the principal differences between the provisions of the Guernsey Companies Law applicable to us and, for example, the Delaware General Corporation Law relating to stockholders’ rights and protections.

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

As an FPI, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended March 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for FPIs, our ordinary share holders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

While we are an FPI, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow the laws of Guernsey with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

For example, we have elected to rely on the exemption allowing us to follow the laws of Guernsey instead of Nasdaq regulations that require a listed U.S. company to (i) have a majority of the board of directors consist of independent directors, (ii) require non-management directors to meet on a regular basis without management present and (iii) promptly disclose any waivers of the code for directors or executive officers that should address certain specified items.

In accordance with our Nasdaq listing, our audit, risk and disclosure committee are required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq-listed U.S. companies. Because we have elected to rely on the exemption allowing us to follow the laws of Guernsey, however, our audit, risk and disclosure committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit, risk and disclosure committee are “independent,” using more stringent criteria than those applicable to us as an FPI. Furthermore, Nasdaq’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares, however as an FPI, we may elect to follow the rules applicable to companies admitted to listing on the Main Market of the London Stock Exchange in lieu of these Nasdaq requirements.

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

We are an EGC, as defined in the Jumpstart Our Business Startups (JOBS) Act, 2012). For as long as we continue to be an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an EGC, we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an EGC. We could be an EGC for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares s held by non-affiliates exceeds $700 million as of any September 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an EGC as of the following March 31 (our fiscal year-end). We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile in the event that we decide to make an offering of our ordinary shares.

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

We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending March 31, 2023. The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports, delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 (a). In order to establish, maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight.

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

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), then in the event we have decided to make an offering of our ordinary shares, investors may lose confidence in our operating results, the price of our ordinary shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.

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

We are incorporated under the laws of Guernsey. In the event of a bankruptcy, insolvency or similar event, proceedings could be initiated in Guernsey or another relevant jurisdiction. The bankruptcy, insolvency, administrative and other laws of our and our subsidiaries’ jurisdictions of organization or incorporation may be materially different from, or in conflict with, each other and those of the United States, including in the areas of rights of creditors, shareholders, priority of governmental and other creditors and duration of the proceeding. The application of these laws, or any conflict among them, could call into question whether any particular jurisdiction’s law should apply, adversely affecting your ability to enforce your rights under the ordinary shares in those jurisdictions or limit any amounts that you may receive.

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

We do not believe that we were a PFIC for our taxable year ended March 31, 2022 but cannot provide any assurances regarding our PFIC status for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering.

In certain circumstances, a U.S. Holder of shares in a PFIC may alleviate some of the adverse tax consequences described above by making, where available, a qualified electing fund, or QEF, election to include in income its pro rata share of the corporation’s income on a current basis or a mark-to-market election. A U.S. Holder may make a QEF election with respect to our ordinary shares only if we agree to furnish such U.S. Holder annually with a PFIC annual information statement as specified in the applicable U.S. Treasury Regulations.

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

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of March 31, 2023, we had cumulative carryforward tax losses of $23,903,092. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. Our ability to continue to claim payable research and development tax credits in the future may be limited because we may no longer qualify as a small or medium-sized company.

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

B. Business Overview

Overview

We are a clinical-stage biopharmaceutical company developing next-generation therapeutics to improve the lives of patients suffering from inflammatory eye diseases and ocular pain. Our research program is focused on a novel G Protein-Coupled Receptor, or GPCR, which we believe plays a key role in the pathology of these inflammatory eye diseases of high unmet medical need. Our therapeutic approach is focused on targeting inflammatory and pain modulation pathways that drive these conditions. We are presently developing OK-101, our lead clinical product candidate, for the treatment of dry-eye disease (“DED”). We also plan to evaluate its potential in benefiting patients with ocular neuropathic pain, uveitis and allergic conjunctivitis. We have also been evaluating OK-201, a bovine adrenal medulla, or BAM, lipidated-peptide preclinical analogue candidate that is currently in developmental stage.

The evidence from over 40 years of scientific literature suggests inflammation as the most common underlying cause of DED. An increase in the levels of inflammatory cytokines in both conjunctiva and tears is known to cause the chronic inflammation associated with DED. Consequently, development of new therapeutic agents that target inflammatory pathways is crucial in improving symptoms in DED patients. On February 21, 2018, we announced that we successfully obtained (via assignment from Panetta Partners Limited, a related party) a license from OTT to patents owned or controlled by OTT and a sub-license from OTT to certain patents licensed by OTT from TMC to support our ophthalmic disease drug programs. These licenses gave us the right to exploit the IP estate which is directed to compositions-of-matter and methodologies for treating ocular inflammation, DED with chemerin or lipid-linked chemerin analogues. We also have a license from TMC to a separate IP estate for treating symptoms of ocular neuropathic pain, uveitis and associated pain. The scope of our use of the TMC IP granted to us through the sublicense with OTT is commensurate with the scope of use of the IP granted to OTT from TMC. This intellectual property forms the basis of our OK-101 program, which is discussed in greater detail below.

OK-101

OK-101, our lead clinical product candidate, is focused on keratoconjunctivitis sicca, commonly referred to as DED, which is a multifactorial disease caused by an underlying inflammation resulting in the lack of lubrication and moisture in the surface of the eye. DED is one of the most common ophthalmic conditions encountered in clinical practice. Symptoms of DED include constant discomfort and irritation accompanied by inflammation of the ocular surface, visual impairment and potential damage to the ocular surface. There are presently approximately 20 million people suffering from DED in the U.S. alone (Farrand et al. AJO 2017; 182:90), with the disease affecting approximately up to 34% of the population aged 50+ (Dana et al. AJO 2019; 202:47), and with women representing approximately two-thirds of those affected (Matossian et al. J Womens Health (Larchmt) 2019; 28:502–514). Prevalence of DED is anticipated to increase substantially in the next 10-20 years due to aging populations in the U.S., Europe, Japan and China and use of contact lenses in the younger population. We believe this increase in prevalence of dry eye syndrome represents a major expanding economic burden to public healthcare. According to Market Research Report, Dry Eye Syndrome, December 2020, the global DED market in 2019 was approximately $5.22 billion, with the market size expected to reach $6.54 billion by 2027. In addition, DED causes approximately $3.8 billion annually in healthcare costs and represents a major economic burden to public healthcare, accounting for more than $50 billion to the U.S. economy annually.

At present, there are 5 prescription drugs available to treat DED: 1) Restasis (0.05% cyclosporine), 2) Cequa (0.09% cyclosporine), 3) Xiidra (5% lifitegrast), 4) Tyrvaya (0.03 mg varenicline), and 5) Eysuvis (0.25% loteprednol – a corticosteroid for short term use only). However, DED continues to be a major unmet medical need due to the large number of patients not well served by the treatments available to them through the medical community.

The development of new drugs to treat DED has been particularly challenging due to the heterogeneous nature of the patient population suffering from DED, and due to the difficulties in demonstrating an improvement in both signs and symptoms of the disease in well-controlled clinical trials. The evidence from over 40 years of scientific literature, however, suggests inflammation as the most common underlying element of DED. Consequently, development of new therapeutic agents that target inflammatory pathways is looking to be an attractive approach in improving symptoms in DED patients. Moreover, large number of dry eye patients suffer from ocular neuropathic pain, making their condition more resistant to topical anti-inflammatory therapy, and a drug capable of targeting both of these aspects of DED would be a significant addition to the ocular-care practitioner’s arsenal for the treatment of DED.

The chemerin receptor (CMKLR1 or ChemR23) is a chemokine like GCPR expressed on select populations of cells including inflammatory mediators, epithelial and endothelial cells as well as neurons and glial cells in the dorsal root ganglion, spinal cord, and retina. Activation of CMKLR1 by chemerin has been shown to resolve the inflammation and pain in animal models of asthma and pain, respectively. We have been pioneering the development of OK-101, a lipidated-chemerin analogue, which is an agonist of CMKLR1, in treating DED and other ocular inflammatory conditions. OK-101 was first identified in a program developed by OTT using membrane-tethered ligand technology.

On February 15, 2022, we announced the successful completion of the pre-IND meeting facilitated by Ora with the FDA regarding development plans for OK-101 to treat DED. Both nonclinical and clinical development milestones were covered in the pre-IND meeting, with the FDA agreeing that our first human trial would be a Phase 2 safety and efficacy trial in DED patients. The FDA also provided guidance on the planned protocol for this trial in DED patients, concurring with one particular option OKYO has considered for the protocol which is to designate co-primary efficacy endpoints covering both a sign and a symptom of DED in the clinical trial. Notably, the final decision we recently took to, in fact, designate these two primary efficacy endpoints in the clinical protocol of the ongoing phase 2 trial is significant as should this phase 2 trial then meet these prespecified endpoints, the trial should considerably affect the timeline to an NDA filing with the FDA for OK-101 to treat DED.

During the 4th quarter of 2022 we finished the final stages of a concerted effort to complete all Investigational New Drug (“IND”) enabling activities and filed with the U.S. Food and Drug Administration (“FDA”) an IND on OK-101 to treat DED patients on November 18, 2022. On December 22, 2022 we announced that we had received clearance of the IND application from the FDA to enable us to initiate a Phase 2, first-in-human, clinical study of OK-101 for the treatment of DED.

On May 2, 2023, we announced that the first patient has been screened for our Phase 2, multi-center, randomized, double-blinded, placebo-controlled trial of OK-101. Because the drug is designed to be administered topically, we were able to skip the standard Phase 1 studies typically expected with orally delivered or injectable drug candidates in non-life-threatening conditions and we opened the first trial with OK-101 as a Phase 2 clinical trial in DED patients (See OKYO Pipeline below). This trial is planned to be conducted in approximately 200 to 240 DED patients. The study is being designed in conjunction with and is being managed and monitored by Ora, well known for its leadership of ophthalmic clinical trial activities.

On June 6, 2023 we announced that patients in the ongoing phase 2 trial were now being dosed in the randomized portion of the phase 2, multi-center, double-masked, placebo-controlled trial of topical ocular OK-101 to treat DED, following the two-week placebo run-in period intended to minimize the placebo effect. The Phase 2 trial is expected to be completed in 6-8 months from enrollment of the first patient. At that point in time, we hope to have succeeded with two major goals for the Company: 1) demonstration of “proof of concept” that OK-101 shows efficacy in the treatment of DED patients, and 2) convincing evidence that OK-101 is potentially an FDA-approvable drug to treat DED patients, based on results from the primary efficacy points that are being evaluated in this phase 2 trial.

Figure 1. OKYO Pipeline

Additional Applicable Disease Indications for OK-101

Ophthalmic diseases

Neuropathic corneal pain has remained a challenging condition to treat since there are no FDA approved topical drugs available to treat this condition. Current treatments for neuropathic corneal pain are limited to short term NSAIDs, steroids, gabapentin, and opioids in severe cases. Neuropathic pain occurs through changes in both peripheral and central neurons leading to allodynia and hyperalgesia. Peripheral sensitization from the inflammatory cytokines during and after ocular surface injury alters responsiveness of peripheral sensory neurons, which initiates complex neuroinflammatory and electrophysiological signaling in the central nervous system that amplify the pain signaling.

The chemerin receptor (ChemR23) that OK-101 targets to produce its anti-inflammatory activity is not only expressed on select populations of immune cells, but is now believed to be expressed, as well, on neurons and glial cells in the dorsal root ganglion, spinal cord, and retina. In a separate set of animal model experiments, we evaluated the pain-reducing activity of OK-101 in a ciliary nerve ligation mouse model of corneal neuropathic pain. In collaboration with Pedram Hamrah, MD, Professor of Ophthalmology, an internationally recognized cornea specialist, and clinician-scientist at Tufts Medical Center, Boston, we demonstrated that OK-101 suppresses corneal neuropathic pain in a mouse model of ciliary nerve ligation developed in Dr. Hamrah’s laboratory. OK-101 was topically administered to mice in comparison to the positive control gabapentin which was administered via intraperitoneal injection. Pain relief was evaluated by an eye-wipe count, and OK-101 was shown to reduce corneal pain similar to that of gabapentin, a commonly used anticonvulsant oral drug typically used to treat neuropathic pain for conditions such as shingles and other systemic nerve pain disorders. Notably, the drug concentration of OK-101 used in this study was identical to that used in mouse models of DED that demonstrated ocular anti-inflammatory activity. OK-101 had no neurotoxic effect and did not affect the corneal epithelial integrity.

Based on the success of the animal model experiments, we believe OK-101 has the potential to address both the increased inflammatory cytokines resulting from tear film imbalance as well as heightened neurosensory abnormalities through peripheral corneal nerve damage. Consequently, we believe that OK-101 has the potential to not only treat DED but to separately treat neuropathic corneal pain.

On July 28, 2023 we announced a new agreement with Tufts Medical Center to conduct a 40-patient open-label clinical trial evaluating the efficacy and safety of OK-101 in subjects with neuropathic corneal pain (“NCP”). The trial is planned to start in Fall 2023. The Investigational New Drug (“IND”) application for NCP is planned to be filed in Q4 of 2023, with study enrollment planned to commence shortly after IND allowance by the FDA.

The trial, once started, is anticipated to take 6-9 months to conduct, and is anticipated to have a minor budgetary impact, with a total cost for the trial, including cost of drug manufacture and formulation, amounting to under $1 million. NCP remains a major unmet medical need for the ocular community, as there is no FDA approved drug to treat NCP and this trial provides the opportunity to quickly establish OK-101’s potential to treat this condition.

This NCP trial will be led by Pedram Hamrah, MD, Professor and Vice Chair of Research and Academic Programs, Co-Director of the Cornea Service and Director of the Center for Translational Ocular Immunology at Tufts Medical Center. An ophthalmologist and a clinician-scientist, Dr. Hamrah is a leading expert in NCP and co-inventor on the OK-101 patent. He is a member of OKYO’s Scientific Advisory Board and will serve as Principal Investigator of the study, which will be conducted at Tufts Medical Center. This collaborative effort is focused on evaluating OK-101 as a potential non-opioid analgesic to reduce neuropathic corneal pain, a major unmet medical need.

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

As we progress with our ongoing clinical evaluation of OK-101 to treat DED, we will also undertake the clinical plan to explore the drug candidate’s potential to suppress the inflammation associated with uveitis. In support of this plan, we will also be exploring preclinical development of OK-101 for the uveitis indication by first establishing ‘proof-of-concept’ for this indication utilizing animal model studies of anterior uveitis to evaluate the potential of OK-101 to suppress the inflammation associated with uveitis.

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

Intellectual Property

We consider the protection of our proprietary technologies and products, as well as our ability to maintain patent protection that covers the composition of matter of our product candidates, their methods of use, and other related technologies and inventions, to be a critical element in the success of our business. As of August 1, 2023, our owned and licensed intellectual property included 8 issued patents and 15 pending patent applications in the U.S. and abroad.

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

Overview

We are a clinical-stage biopharmaceutical company developing next-generation therapeutics to improve the lives of patients suffering from inflammatory eye diseases and ocular pain. Our research program is focused on a novel G Protein-Coupled Receptor, or GPCR, which we believe plays a key role in the pathology of these inflammatory eye diseases of high unmet medical need. Our therapeutic approach is focused on targeting inflammatory and pain modulation pathways that drive these conditions. We are presently developing OK-101, our lead clinical product candidate, for the treatment of dry-eye disease (“DED”). We also plan to evaluate its potential in benefiting patients with ocular neuropathic pain, uveitis and allergic conjunctivitis. We have also been evaluating OK-201, a bovine adrenal medulla, or BAM, lipidated-peptide preclinical analogue candidate that is currently in developmental stage.

During the 4th quarter of 2022 we finished the final stages of a concerted effort to complete all Investigational New Drug (“IND”) enabling activities and filed with the U.S. Food and Drug Administration (“FDA”) an IND on OK-101 to treat DED patients on November 18, 2022. On December 22, 2022 we announced that we had received clearance of the IND application from the FDA to enable us to initiate a Phase 2, first-in-human, clinical study of OK-101 for the treatment of DED.

On May 2, 2023, we announced that the first patient has been screened for our Phase 2, multi-center, randomized, double-blinded, placebo-controlled trial of OK-101. Because the drug is designed to be administered topically, we were able to skip the standard Phase 1 studies typically expected with orally delivered or injectable drug candidates in non-life-threatening conditions and we opened the first trial with OK-101 as a Phase 2 clinical trial in DED patients (See OKYO Pipeline below). This trial is planned to be conducted in approximately 200 to 240 DED patients. The study is being designed in conjunction with and is being managed and monitored by Ora, well known for its leadership of ophthalmic clinical trial activities.

On June 6, 2023 we announced that patients in the ongoing phase 2 trial were now being dosed in the randomized portion of the phase 2, multi-center, double-masked, placebo-controlled trial of topical ocular OK-101 to treat DED, following the two-week placebo run-in period intended to minimize the placebo effect. The Phase 2 trial is expected to be completed in 6-8 months from enrollment of the first patient. At that point in time, we hope to have succeeded with two major goals for the Company: 1) demonstration of “proof of concept” that OK-101 shows efficacy in the treatment of DED patients, and 2) convincing evidence that OK-101 is potentially an FDA-approvable drug to treat DED patients, based on results from the primary efficacy points that are being evaluated in this phase 2 trial.

On July 28, 2023 we announced a new agreement with Tufts Medical Center to conduct a 40-patient open-label clinical trial evaluating the efficacy and safety of OK-101 in subjects with neuropathic corneal pain (“NCP”). The trial is planned to start in Fall 2023. The Investigational New Drug (“IND”) application for NCP is planned to be filed in Q4 of 2023, with study enrollment planned to commence shortly after IND allowance by the FDA.

Figure 1. OKYO Pipeline

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

The table below summarizes our R&D expenses incurred by program:

	Year ended March 31,
	2023	2022 (restated)	2021 (restated)
Direct research and development expense by program:
OK-101	$6,243,753	$1,514,361	$296,883
OK-201	93,945	95,197	51,464
Total direct research and development expense	$6,337,698	$1,609,558	$348,347

Total research and development expense	$6,337,698	$1,609,558	$348,347

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

Comparison of Years Ended March 31, 2023 and 2022

The following tables summarizes our results of operations for the years ended March 31, 2023 and 2022:

	Year Ended March 31,
	2023	2022 (restated)	Change

Operating Expenses:
Research and development	$(6,337,698)	$(1,609,558)	$(4,728,140)
General and administrative	$(6,849,502)	$(4,608,008)	$(2,241,494)
Total Operating expenses	$(13,187,200)	$(6,217,566)	$(6,969,634)

Other Income/ (Expense)	(96,687)	-	(96,687)

Tax credit	12,202	786,521	(774,319)

Net Loss	$(13,271,685)	$(5,431,045)	$(7,840,640)

Other comprehensive loss:
Foreign currency translation adjustment	(441,015)	(837,152)	482,165

Total Comprehensive (Loss)	$(13,271,685)	$(6,268,197)	$(7,358,475)

Research and Development Expenses

Research and development activities were $6,337,698 for the year ended March 31, 2023 compared to $1,609,698 for the year ended March 31, 2022 an increase of $4,728,140. The increase is due to an increase in R&D activity focused on progressing the pipeline towards the eventual IND filing for OK-101 in DED.

General and Administrative Expenses

Operating expenses were $6,849,502 for the year ended March 31, 2023 as compared to $4,608,008 for the year ended March 31, 2022, an increase of $2,241,494. The increase is predominantly due to costs relating to the IPO and additional NASDAQ listing such as D&O, compliance and legal, plus additional public and investor relations expenses, professional fees and other general administrative expenses as we increased our activities to progress our pipeline.

Other Expenses

Other expenses were $96,687 for the year ended March 31, 2023 as compared to nil for the year ended March 31, 2022. Other expenses comprises of the interest due on a related party loan.

Income Tax Credit

Income tax credits of $12,202 and $786,521 are recognized for the years ended March 31, 2023 and 2022, respectively. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure. The decrease in the provision is due primarily to a revision of the income tax credit policy for the year ending March 31, 2023 due to stricter requirements by the UK tax authorities.

Comparison of Years Ended March 31, 2022 and 2021

The following tables summarizes our results of operations for the years ended March 31, 2022 and 2021:

	Year Ended March 31,
	2022 (restated)	2021 (restated)	Change

Operating Expenses:
Research and development	$(1,609,558)	$(348,347)	$(1,261,211)
General and administrative	$(4,608,008)	$(3,017,859)	$(1,590,149)
Total Operating expenses	$(6,217,566)	$(3,366,206)	$(2,851,360)

Other Income/ (Expense)	-	(12,295)	12,295

Tax credit	786,521	24,994	761,527

Net Loss	$(5,431,045)	$(3,353,507)	$(2,077,538)

Other comprehensive loss:
Foreign currency translation adjustment	(837,152)	346,365	(1,183,517)

Total Comprehensive (Loss)	$(6,268,197)	$(3,007,142)	$(3,261,055)

Research and Development Expenses

Research and development activities were $1,609,558 for the year ended March 31, 2022 compared to $348,347 for the year ended March 31, 2021 an increase of $1,261,211. The increase is due to an increase in R&D activity after the temporary pause in R&D activity in 2020 while the Scientific Advisory Board and management team were established.

General and Administrative Expenses

Operating expenses were $4,608,008 for the year ended March 31, 2022 as compared to $3,017,859 for the year ended March 31, 2021, an increase of $1,590,149. The increase is predominantly due to the establishment of a management team and an increase in activity in the Company.

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

B. Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sale of our ordinary shares, exercise of warrants and convertible loan notes.

As of March 31, 2023, we had cash and cash equivalents of $4,045,381.

Through March 31, 2022, we had received net cash proceeds of $5,987,167 from the issuance of ordinary shares.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended March 31,
	2023	2022	2021
Net cash used in operating activities	$(7,695,242)	$(5,468,065)	$(1,600,198)
Net cash used in investing activities	(5,916)	(1,669)	(18,114)
Net cash provided by financing activities	9,323,354	2,153,270	7,826,938

Net (decrease)/increase in cash and cash equivalents	$1,622,196	$(3,316,464)	$6,208,627

Net Cash Used in Operating Activities

Our use of cash in each of the years ended March 31, 2023, 2022 and 2021, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $7,695,242 during the year ended March 31, 2023 increased by $2,227,177 compared to the year ended March 31, 2022. The increase in net cash used in operating activities was primarily due to an increase in activity progressing the pipeline towards the IND filing for OK-101.

Our use of cash in each of the years ended March 31, 2022 and 2021 resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $5,468,065 during the year ended March 31, 2022 increased by $3,867,867 compared to the year ended March 31, 2021. The increase in net cash used in operating activities was primarily due to increased activity.

Net Cash Used in Investing Activities

During the year ended March 31, 2023 and the year ended March 31, 2022, we used $5,916 and $1,669 of cash respectively, in investing activities for the purchases of property and equipment.

During the year ended March 31, 2021 we used $18,114 of cash in investing activities for the purchases of property and equipment and advances under a loan facility to West African Minerals Ltd.

Net Cash Provided by Financing Activities

During the years ended March 31, 2023, net cash provided by financing activities was $9,323,354, consisting of net cash proceeds from our sale and issuance of ordinary shares plus a $2M loan from a related party.

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

We do not believe that our existing cash, will enable us to fund our operating expenses and capital expenditure requirements for the foreseeable future. We have experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as of March 31, 2023, had an accumulated deficit of $126m , a net loss for the year ended March 31, 2023, of $13.3m and net cash used in operating activities of $7.7m.

We have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation. On the basis of those projections, we conclude that significant doubt exists about the Group’s ability to continue as a going concern. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution. See note 2 in the consolidated financial statements.

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

Borrowings

In August 2022, we entered into a short-term credit facility with a related party for $2m to support short term liquidity. The loan is available for a period of 6 months upon first draw-down and carries an interest rate of 16% per annum, with additional default interest of 4% if the loan is not repaid after the 6-month period.

In February 2023, we entered into an additional short-term credit facility with a related party for $0.5m to further support short term liquidity, under the same terms as the loan above. The capital on this additional facility was repaid in March 2023.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of March 31, 2023 and 2022.

As at March 31, 2023
(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$2,000	$2,000	$-	$-
Operating lease obligations	$6	$6	$-	$-
Total	$2,006	$2,006	$-	$-

As at March 31, 2022
(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$-	-	-	-
Operating lease obligations	$19	$19	$-	-
Total	$19	$19	$-	-

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Name	Age	Position
Gabriele Marco Antonio Cerrone MBA (2)	51	Non-Executive Chairman
Dr. Gary S. Jacob	76	CEO and Executive Director
Dr. Raj Patil	66	Chief Scientific Officer
Keeren Shah	47	Chief Financial Officer
Willy Simon (1) (2) (3)	72	Senior Non-Executive Director
John Brancaccio (1) (2) (3)	75	Non-Executive Director
Bernard Denoyer (1) (2) (3)	76	Non-Executive Director

(1)	Remuneration Committee member
(2)	Nomination Committee member
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

Keeren Shah

Keeren Shah has served as our Chief Financial Officer since August 2020. Ms. Shah currently also serves as the Finance Director of Tiziana Life Sciences Limited, Accustem Sciences Incum and Rasna Therapeutics Inc., having previously served as the Group Financial Controller for all businesses from June 2016 to July 2020. Prior to joining us, Ms. Shah spent 10 years at Visa, Inc. as a Senior Leader in its finance team where she was responsible for key financial controller activities, financial planning and analysis, and core processes as well as leading and participating in key transformation programs and Visa Inc.’s initial public offering. Before joining Visa, Ms. Shah also held a variety of finance positions at other leading companies including Arthur Andersen and BBC Worldwide. She holds a Bachelor of Arts with Honors in Economics and is a member of the Chartered Institute of Management Accountants.

Willy Simon – Non-Executive Director

Willy Jules Simon has been a director of our company since November 2015. He is a banker and worked at Kredietbank N.V. and Citibank London before serving as an executive member of the Board of Generale Bank NL from 1997 to 1999 and as the chief executive of Fortis Investment Management from 1999 to 2002. He acted as chairman of Bank Oyens & van Eeghen from 2002 to 2004. He was chairman of AIM-traded Velox3 plc (formerly 24/7 Gaming Group Holdings plc) until 2014 and had been a director of Playlogic Entertainment Inc., a Nasdaq OTC listed company. Willy Simon has been the chairman of Bever Holdings, a company listed in Amsterdam, since 2006 and Chairman of Ducat Maritime since 2015. He is also a non-executive director of Tiziana Life Sciences Limited, AccuStem Sciences Inc and Rasna Therapeutics Inc.

John Brancaccio – Non-Executive Director

John Brancaccio, a retired CPA, has served as a director of our company since June 2020. From April 2004 until May 2017, Mr. Brancaccio was the Chief Financial Officer of Accelerated Technologies, Inc., an incubator for medical device companies. Mr. Brancaccio served as a director of Callisto Pharmaceuticals, Inc. from April 2004 until its merger with Synergy Pharmaceuticals, Inc. in January 2013 and has been a director of Tamir Biotechnology, Inc. (formerly Alfacell Corporation) since April 2004, as well as a director of Hepion Pharmaceuticals, Inc. since December 2013 and Tiziana Life Sciences Limited since July 2020. Mr. Brancaccio served as a director of Synergy from July 2008 until April 2019. He is also a non-executive director of AccuStem Sciences Inc and Rasna Therapeutics Inc. Mr. Brancaccio is a past director of Cardiff Oncology, Inc.

Bernard Denoyer– Non-Executive Director

Bernard F. Denoyer, a retired CPA, has served as a director of our company since December 2021. Mr. Denoyer served as Senior Vice President, Finance and Secretary of Synergy Pharmaceuticals, Inc, from July 2008 until his retirement in June 2017. Between 2004 and January 2013 Mr. Denoyer concurrently served as Principal Financial Officer of Synergy’s former parent company, Callisto Pharmaceuticals, Inc. From October 2000 to December 2003, Mr. Denoyer was an independent consultant. Prior to this, Mr. Denoyer served as Chief Financial Officer and Senior Vice President of META Group, Inc., between June 1994 and October 2000.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation

Total Compensation for the Non-Executive Chairman and Non-Executive Directors

The table below sets out the total remuneration received by the Non-Executive Chairman and the Non-Executive Directors for the year ended March 31, 2023.

Name	Position	Fees earned or paid in cash ($000) (1)	Options awarded ($000) (2)	Other ($000)	Total ($000)
Gabriele Cerrone	Non-Executive Chairman	145	-	300	445
Willy Simon	Non-Executive Director	39	10	-	49
John Brancaccio	Non-Executive Director	39	24	-	63
Bernard Denoyer	Non-Executive Director	39	5	-	44

(1)	The amounts have been translated into U.S. dollars from Pounds Sterling based upon the representative exchange rates as of March 31, 2023 of £1.00 = $1.23472.dav

(2)	Represents the fair value of incentive stock options granted during the year to March 31, 2023 using the Black-Scholes model for computing stock-based compensation expense as of the date of grant.

Narrative Disclosure to the Compensation table

Gabriele Cerrone

We entered into an appointment agreement with Gabriele Cerrone on January 6, 2021 to serve as our Non-Executive Chairman. This agreement entitles Mr. Cerrone to receive a consultancy fee of £120,000 per year.

In May 2022, Mr Cerrone was awarded a bonus of $150,000 in recognition that in order to support the offering that took place in May 2022, Mr Cerrone had subscribed to 37,500 ADSs at $4.00 per ADS. In March 2023, Mr Cerrone was awarded an additional bonus of $150,000 in recognition of his efforts in arranging the global private placing.

In March 2023 Mr Cerrone was granted a long-term realization bonus on the basis that (i) were the Company to be sold, during the currency of his directorship or in the period of 6 years thereafter, for a price of, in excess of, US$275,000,000 that Mr Cerrone receive a bonus equal to 3.5% of the value of the Company (and not just the excess); and (ii) in the event that the Company to be sold, during the currency of his directorship or in the period of 6 years thereafter, for a price of, in excess of, US$500,000,000, Mr Cerrone would, instead of the 3.5% bonus, receive a bonus equal to 6.5% of the enterprise value of the Company (and not just the excess over US$500,000,000). The terms of the award are to make appropriate provision for any “spin-off” of assets and for the eventuality that the Company be sold for non-cash consideration. Mr Cerrone be responsible for all tax liabilities in connection with any payment of the award.

Non -Executive Director remuneration

The remuneration of our non-executive directors is determined by our board as a whole, based on a review of current practices in other companies.

Compensation of Executive Directors

The table below sets the remuneration of each of the Executive Directors for the financial year ended March 31, 2023.

Name	Position	Fees earned or paid in cash ($000)	Bonus earned or paid in cash ($000)	Options awarded ($000) (1)	Total ($000)
Gary Jacob	Executive Director	433	217	133	783

(1)	Represents the fair value of incentive stock options granted during the year to March 31, 2023 using an appropriate valuation model for computing stock-based compensation expense as of the date of grant.

Narrative Disclosure to the Compensation table

We entered into an employment agreement with Dr. Gary S. Jacob, our Chief Executive Officer, on December 21, 2020 and amended the agreement on January 19, 2021. Pursuant to the agreement, Dr. Jacob had an annual salary of $350,000 and a cash bonus of up to 50% of his annual salary based on annual performance goals. In May 2022, it was agreed that Mr Jacobs base salary would increase from US$350,000 to US$450,000 effective from 1 June 2022, provided that the increase will initially accrue but only be paid following a future equity raise.

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

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for our directors, executive officers, and non-executive directors, as of March 31, 2023. The equity awards have been amended to reflect the share consolidation of 65 to 1 which took place on May 22, 2023:

Name	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (£)	Grant Date	Expiration Date
Gary Jacob	30,769	2.93	06/01/2021	05/01/2031
	200,000	3.19	31/08/2021	30/08/2031
	84,615	1.63	14/03/2023	14/03/2033

Willy Simon	30,769	2.93	06/07/2018	06/07/2028
	6,154	1.63	14/03/2023	14/03/2033

John Brancaccio	6,923	10.08	20/08/2020	20/08/2030
	13,846	3.19	31/08/2021	30/08/2031
	1,538	5.20	31/01/2022	31/01/2032
	15,385	1.63	14/03/2023	14/03/2033

Bernard Denoyer	15,384	5.20	31/01/2022	31/01/2032
	3,077	2.01	14/03/2023	14/03/2033

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

Exercise price and adjustments to options

While the Ordinary Shares are admitted to trading on the NASDAQ Capital Market, the exercise price per Ordinary Share may not be less than the average of the middle market quotations for an Ordinary Share for the five dealing days immediately prior to the date of grant. If the Ordinary Shares are not admitted to trading on the NASDAQ Capital Market, the exercise price will be the amount specified by the Remuneration Committee. If the Ordinary Shares are newly issued the exercise price may not, in any event, be less than the nominal value of an Ordinary Share. In the event of any variation in the share capital of the Company the exercise price and/or the number of Ordinary Shares comprised in each option may be adjusted as the Remuneration Committee determines. No adjustment may be made which will reduce the exercise price below the nominal value of an Ordinary Share.

Rights and restrictions

An option granted under the Unapproved Share Option Plan is not transferable. The option certificate will specify when the option will lapse, and such date may not be later than the tenth anniversary of its date of grant. Except in the circumstances referred to below, an option will only be exercisable on or after the date which is three years after the date of grant.

If the participant ceases to be employed by the Company by reason of injury, disability, ill-health or redundancy; or because the business or company that employs them is transferred out of the ultimate ownership of the Company, their option may be exercised within six months after such cessation or transfer. In the event of the death of a participant, the personal representatives of a participant may exercise their option within six months after the date of death. The extent to which an option may be exercised in these circumstances will be determined by reference to any exercise conditions and time vesting provisions set out in the option certificate unless the Remuneration Committee decides otherwise and is satisfied that any waiver of such provisions does not constitute a reward for failure.

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

Plan limit

Options may not be granted under the Unapproved Share Option Plan if such grant would result in the total number of “Dilutive Shares” exceeding 15% of the Company’s issued share capital from time to time. “Dilutive Shares” means, on any date, all shares of the Company which (a) have been issued, or transferred out of treasury, on the exercise of share options granted, or in satisfaction of any other awards made, under any share incentive scheme (including the Unapproved Share Option Plan) in the shorter of the five years ending on (and including) that date and the period since adoption of the Plan; and (b) remain capable of issue, or transfer out of treasury, under any subsisting share options granted by the Company.

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

The company has decided to apply the Corporate Governance Code published by the Quoted Companies Alliance, or the QCA Code. The QCA Code sets out a standard of minimum best practice for small and midsize quoted companies. The Company will continue to follow these rules despite the delisting from the LSE.

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

The expiration of the current terms of the members of the Board of Directors and the period each member has served in that term are as follows:

Name	Year Current Term Began	Year Current Term Expires
Gabriele Cerrone	2022	2023
Gary Jacob	2022	2023
Willy Simon	2022	2023
John Brancaccio	2022	2023
Bernard Denoyer	2022	2023

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of July 28, 2023 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and

●	each member of our board of directors and each of our executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of July 28, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

	Number of Ordinary Shares Beneficially Owned
Name of beneficial owner	Shares	%

5% or Greater Shareholders:
Gabriele Cerrone(1)	8,608,364	33.69

Executive Officers and Directors:
Gabriele Cerrone(1)	8,608,364	33.69
Willy Simon(2)	39,717	*
Gary Jacob (3)	403,575	1.58
John Brancaccio(4)	15,966	*
Bernard Denoyer(5)	5,128	*
All directors and executive officers as a group (5 persons)(3)	9,072,753	35.51

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Mr. Gabriele Cerrone is the ultimate beneficial owner of ordinary shares through Planwise Group Limited and Panetta Partners Limited.

(2)	Includes 30,769 stock options which are currently exercisable or exercisable within 60 days of July 28, 2023

(3)	Includes 357,692 stock options which are currently exercisable or exercisable within 60 days of July 28, 2023

(4)	Includes 7,436 stock options which are currently exercisable or exercisable within 60 days of July 28, 2023

(5)	Consists of 5,128 stock options which are currently exercisable or exercisable within 60 days of July 28, 2023

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

B. Significant Changes

See Note 25 of our consolidated financial statements at the end of this Annual Report for a description of the significant changes since March 31, 2023.

ITEM 9: THE LISTING

A. Listing Details

From May 22, 2023, the principal trading market for our ordinary shares is the Nasdaq Capital Market. Prior to this date the primary market was the main market of the London Stock Exchange (LSE), where our ordinary shares have been listed since July 17, 2018. Prior to July 17, 2018 we were listed on the AIM market of the London Stock Exchange since 2014. The following table sets forth, for the periods indicated, the reported high and low closing prices on the London Stock Exchange for our ordinary shares in pounds Sterling. See “Exchange Rate Information” on page 4 for the exchange rates applicable to the periods set forth below.

Our ordinary shares traded on the Main Market of the London Stock Exchange under the symbol “OKYO” since July 17, 2018 until May 19, 2023.

The following table presents, for the periods indicated, the reported high and low sale prices, including intra-day sales, of our ordinary shares on the Main Market of the London Stock Exchange in Pounds Sterling and U.S. dollars. For the convenience of the reader, we have translated Pounds Sterling amounts in the table below into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on July 14, 2023 which was £1.00 to $1.3113.

	Price Per Ordinary Share £		Price Per Ordinary Share $
	High	Low	High	Low

Year Ended March 31, 2024
First Quarter	0.021	0.016	0.067	0.020
Second Quarter (to May 19, 2023)	0.024	0.014	0.032	0.018

Year Ended March 31, 2023
First Quarter	0.065	0.026	0.082	0.036
Second Quarter	0.043	0.024	0.056	0.031
Third Quarter	0.034	0.023	0.048	0.030
Fourth Quarter	0.054	0.019	0.071	0.024

Year Ended March 31, 2022
First Quarter	0.078	0.060	0.102	0.078
Second Quarter	0.065	0.040	0.085	0.053
Third Quarter	0.085	0.041	0.112	0.054
Fourth Quarter	0.083	0.048	0.108	0.062

Year Ended March 31, 2021
First Quarter	0.055	0.017	0.072	0.022
Second Quarter	0.180	0.053	0.024	0.069
Third Quarter	0.121	0.071	0.159	0.093
Fourth Quarter	0.120	0.076	0.157	0.100

Our American Depositary Shares, or ADSs, have been trading on the Nasdaq Capital Market under the symbol “OKYO” since May 17, 2022 until May 21, 2023. These were swapped for ordinary shares in Okyo Pharma Ltd on May 22, 2023. The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the Nasdaq Capital Market in U.S. dollars.

	Price Per ADS $
	High	Low

Year Ended March 31, 2024
First Quarter	2.13	1.15
Second Quarter (to July 19, 2023)	2.37	1.96

Year Ended March 31, 2023
First Quarter (From May 17, 2022)	3.62	1.92
Second Quarter	3.40	1.95
Third Quarter	2.70	1.69
Fourth Quarter	1.27	1.07

On July 19, 2023, the last reported sale price of our ordinary shares on the Nasdaq Capital Market was $1.27 per ordinary share.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are now listed on the Nasdaq Capital Market under the symbol “OKYO”. The listing of our ordinary shares on the Main Market of the London Stock Exchange ceased on May 21, 2023.

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

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares, other than withholding tax requirements. There is no limitation imposed by English and our Guernsey law or our articles of association on the right of non-residents to hold or participate in shareholders vote.

E. Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary shares by U.S. Holders. This discussion applies to U.S. Holders that purchase our Ordinary shares pursuant to this offering and hold such Ordinary shares as capital assets for tax purposes. This discussion is based on the Internal Revenue Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our Ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons who are subject to the tax accounting rules of Section 451(b) of the Internal Revenue Code, persons that own directly, indirectly or through attribution 10% or more (by vote or value) of our equity, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (i) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary shares, the U.S. federal income tax consequences relating to an investment in such Ordinary shares will depend upon the status and activities of such entity and the particular partner. Any such entity and a partner in any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it (and, as applicable, its partners) of the purchase, ownership and disposition of our Ordinary shares.

We have not sought, nor will we seek, a ruling from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Ordinary shares or that any such position would not be sustained. Persons considering an investment in our Ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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

If we are a PFIC in any taxable year during which a U.S. Holder owns our ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our ordinary shares, and (2) any gain recognized on a sale, exchange or other disposition, including, under certain circumstances, a pledge, of our ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we must generally continue to be treated as a PFIC by that U.S. Holder for all succeeding years during which the U.S. Holder holds such ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our ordinary shares. If the election is made, the U.S. Holder will be deemed to sell our ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, a non-United States subsidiary that has not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ordinary shares if a valid “mark-to-market” election is made by the U.S. Holder for our ordinary shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our ordinary shares would be adjusted annually to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

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

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

Distributions

Subject to the discussion above under “Passive Foreign Investment Company Rules”, a U.S. Holder that receives a distribution with respect to our ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received by the U.S. Holder to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as a capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. The amount of a dividend will include any amounts withheld by the company in respect of United Kingdom taxes.

Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, any United Kingdom income taxes withheld from dividends on ordinary shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any United Kingdom income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The amount of any dividend income paid in a currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend amount. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Distributions paid on our ordinary shares will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations under the Internal Revenue Code. Dividends paid by a “qualified foreign corporation’’ to non-corporate U.S. Holders are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult their tax advisors regarding the availability of the reduced tax rate on dividends to their particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “Passive Foreign Investment Company Rules’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States.

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

Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares

Subject to the discussion above under “Passive Foreign Investment Company Rules”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be a long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or a long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not a long-term capital gain is taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our ordinary shares will generally be a gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ordinary shares. If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our ordinary shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). In addition, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties and other adverse circumstances may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our ordinary shares generally have to be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

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

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT THEIR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL INCOME TAX LAWS WERE RECENTLY ENACTED. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

U.K. Taxation

The following is intended as a general guide to current U.K. tax law and Her Majesty’s Revenue & Customs, or HMRC, published practice applying as at the date of this annual report (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ordinary shares. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ordinary shares, or all of the circumstances in which holders of ordinary shares may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the company is and remains solely resident in the U.K. for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “U.S. Federal Income Taxation.”

Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the U.K. and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of the ordinary shares is connected, or U.K. Holders, who are absolute beneficial owners of the ordinary shares (where the ordinary shares are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ordinary shares as investments.

This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):

●	persons who are connected with the company;

●	financial institutions;

●	insurance companies;

●	charities or tax-exempt organizations;

●	collective investment schemes;

●	pension schemes;

●	market makers, intermediaries, brokers or dealers in securities;

●	persons who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and

●	individuals who are subject to U.K. taxation on a remittance basis.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ORDINARY SHARES OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Dividends

Withholding Tax

Dividends paid by the company will not be subject to any withholding or deduction for or on account of U.K. tax, irrespective of the residence or particular circumstances of the holders of ordinary shares.

Income Tax

An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the U.K. through independent agents, such as some brokers and investment managers.

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

Corporation Tax

A corporate holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ordinary shares are attributable.

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

Chargeable Gains

A disposal or deemed disposal of ordinary shares by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.

If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ordinary shares, the current applicable rate will be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ordinary shares, the main rate of U.K. corporation tax (currently 19%) would apply. Indexation allowance is not available in respect of disposals of ordinary shares acquired on or after January 1, 2018 (and only covers the movement in the retail prices index up until 31 March 2017, in respect of assets acquired prior to that date). A holder of ordinary shares which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ordinary shares unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ordinary shares, through a permanent establishment) to which the ordinary shares are attributable. However, an individual holder of ordinary shares who is treated as resident outside the United Kingdom for the purposes of a double tax treaty, or who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ordinary shares during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to the holders of our ordinary shares or ordinary shares wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of Shares

No U.K. stamp duty or stamp duty reserve tax, or SDRT, is payable on the issue of the ordinary shares in the company.

Transfers of Shares

Transfers of the ordinary shares (including instruments transferring ordinary shares and agreements to transfer ordinary shares) are not subject to UK stamp duty or UK SDRT.

Issue and Transfers of Ordinary Shares

U.K. stamp duty or SDRT is not payable on the issue or transfer of (including an agreement to transfer) ordinary shares in a Guernsey incorporated entity. Guernsey has no issue or transfer taxes on ordinary shares.

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

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AN DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of March 31, 2022. Based on that evaluation, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer have concluded that as of March 31, 2023, due to the existence of the material weaknesses in the Company’s internal control over financial reporting described below, the Company’s disclosure controls and procedures were not effective.

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

Under the supervision and with the participation of management, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, the Company conducted an informal evaluation, based on regular verbal discussions between management and the audit committee, of the effectiveness of its internal control over financial reporting based on the framework described in Internal Control-Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission, as revised in 2013. Based on that evaluation, management has concluded that the Company did not maintain effective internal control over financial reporting as of the period ended March 31, 2023 due to the existence of the material weaknesses in internal control over financial reporting described below.

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

The Board and management have determined that the Company did not maintain effective internal control over financial reporting as of the period ended March 31, 2023 due to the existence of the following material weaknesses identified by management. A consequence of the material weaknesses identified below did result in material errors, but these were identified during the audit phase and adjusted for in the consolidated financial statements. Management therefore believes that our consolidated financial statements present fairly the consolidated financial position, results of operations and cash flows for the periods covered. However, management recognizes that the failure of the internal control over financial reporting to operate effectively as described below could result in a material misstatement which may not have been detected by our controls:

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the aggregate fees billed to us for services rendered by PKF Littlejohn LLP, our independent registered public accounting firm and Mazars, our previous independent registered public accounting firm:

Mazars LLP	Year Ending March 31,
	2023	2022
	(in thousands)
Audit fees	107	201
Other assurance services(1)	227	149

Total	334	350

PKF Littlejohn LLP	Year Ending March 31,
	2023	2022
	(in thousands)
Audit fees	121	-
Other assurance services(1)	-	-

Total	121	-

(1)	Other assurance services include interim reviews and audit opinions required for other filings

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F: CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

On November 24, 2022, Mazars LLP (“Mazars”) resigned as the Company’s independent registered public accounting firm. On November 28, 2022, the Company appointed PKF Littlejohn, LLP (“PKF”) as the Company’s new independent registered public accounting firm.

The Audit Committee of the board of directors of the Company approved the appointment of PKF.

The reports of Mazars on the Company’s financial statements for each of fiscal years ended March 31, 2021 and 2022 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended March 31, 2021 and 2022, and the subsequent interim period through November 24, 2022, there were no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) between the Company and Mazars on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which disagreements, if not resolved to the satisfaction of Mazars would have caused Mazars to make reference thereto in their reports on the financial statements for such years. The Company disclosed in its Form 20-F for the fiscal year ended March 31, 2022 that its internal control over financial reporting was not effective as of March 31, 2022 due to a lack of accounting resources resulting in over reliance on key staff, professional opinions, a weakness in monitoring controls and other oversight procedures, which resulted in corrected misstatements.

The Company provided Mazars with a copy of the disclosures it is making in this Annual Report on Form 20-F and requested that Mazars furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements contained herein. A copy of Mazar’s letter, dated August 11, 2023 is filed as Exhibit 16.1 to this Annual Report on Form 20-F.

During the fiscal years ended March 31, 2021 and 2022 and the period from April 1, 2022 through September 30, 2022, neither the Company, nor anyone acting on its behalf, consulted with PKF regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on the Company’s financial statements, and PKF did not provide either a written report or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

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

ITEM 18: FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1.

ITEM 19: EXHIBITS

Exhibit No.	Description

3.1**	Memorandum and Articles of Incorporation of OKYO Pharma Limited
8.1	List of Subsidiaries. (Incorporated by reference to Exhibit 21.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.1**	OKYO Pharma Limited Share Option Plan With Non-Employee Sub-Plan And US Sub-Plan (Incorporated by reference to Exhibit 10.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.2**	Executive Employment Agreement dated December 21, 2020 between Gary S. Jacob and OKYO Pharma Limited as amended on January 19, 2021. (Incorporated by reference to Exhibit 10.2 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.3**	Collaboration Agreement between On Target Therapeutics, LLC and OKYO Pharma Limited dated June 4, 2018 (Incorporated by reference to Exhibit 10.3 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.4**	Amendment to Collaboration Agreement between On Target Therapeutics, LLC and OKYO Pharma Limited dated October 22, 2018 (Incorporated by reference to Exhibit 10.4 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.5**	License Agreement dated as of May 1, 2018 by and between Tufts Medical Center, Inc. and OKYO Pharma Limited (Incorporated by reference to Exhibit 10.5 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.6**	Shared Services Agreement dated as of January 1, 2018 by and between OKYO Pharma Limited and Tiziana Life Sciences plc (Incorporated by reference to Exhibit 10.6 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.7**	License and Sublicense Agreement dated May 22, 2017 by and between On Target Therapeutics, LLC and OKYO Pharma Limited (Incorporated by reference to Exhibit 10.7 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.8**	First Amendment to the License and Sublicense Agreement dated March 25, 2021 by and between On Target Therapeutics, LLC and OKYO Pharma Limited. (Incorporated by reference to Exhibit 10.8 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.9**	Collaboration Agreement dated August 6, 2019 between Tufts Medical Center, Inc. and OKYO Pharma Limited. (Incorporated by reference to Exhibit 10.9 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Mazars LLP.
15.2	Consent of PKF Littlejohn LLP
16.1*	Letter from Mazars LLP dated August 14, 2023
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed Herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OKYO Pharma Ltd

By:	/s/ Gary Jacob
Gary Jacob
Chief Executive Officer

Date:	August 14, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OKYO PHARMA LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of OKYO Pharma Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheet of OKYO Pharma Limited and its subsidiaries (the “Group”) as of March 31, 2023 and the related Consolidated Statement of Operations and Comprehensive Loss, Consolidated Statement of Cash Flows and Consolidated Statement of Changes in Equity for the year ended March 31, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements above present fairly, in all material respects, the financial position of the Group as of March 31, 2023 and the results of its operations and its cash flows for the year ended March 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2022 and 2021 financial statements as described in Note 2A Reclassification of Prior Year Presentation and Note 18 Basic and Diluted Loss Per Share. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 and 2021 financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 and 2021 financial statements taken as a whole.

Going Concern Uncertainty

The consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Group is pre-revenue and its business model requires significant ongoing expenditure on research and development that include the costs associated with the ongoing clinical trials. The forecast prepared by management indicates that the current cash held will be utilised by October 2023 without additional financing facilities in place. Management intends to raise sufficient funds to enable the Group to complete the Phase II clinical trials for OK101 and meet working capital requirements, and are taking steps to include possible deferred payment of existing liabilities, working capital cost reductions and raising additional equity. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF Littlejohn LLP

We have served as the Group’s auditor since 28 November 2022.

London, England

August 14, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of OKYO Pharma Limited

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply changes in presentation and disclosure described in Note 2A and 18A, the consolidated balance sheets of OKYO Pharma Limited and its subsidiary (the Group) as of March 31, 2022, together with the related consolidated statements of operations and comprehensive loss, consolidated statements of shareholders’ equity, and consolidated statements of cash flows for each of the two years in the period ended March 31, 2022 and the related notes (collectively referred to as the ‘consolidated financial statements’). The 2022 and 2021 consolidated financial statements before the effects of the adjustments discussed in Note 2A and 18A are not presented herein. The 2022 and 2021 consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply changes in presentation and disclosure described in Note 2A and 18A, present fairly, in all material respects, the financial position of the Group as of March 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply changes in presentation and disclosure described in Note 2A and 18A and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by PKF Littlejohn LLP.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group are pre-revenue, and its business model requires significant ongoing expenditure on research and development. The forecast prepared by management indicates that the current cash held will be exhausted by October 2022 without additional financing facilities in place. The Group is in the final stages of its Investigational New Drug (IND) application for OK101, due to be filed with the U.S. Food and Drug Administration (FDA) in mid-November 2022 after which there is a 30 day period for the FDA to raise questions or issue a clinical hold. Both Management and their Contract Research Organisation, Ora, Inc. believe the risk of a clinical hold being issued is very low based on preliminary discussions with the FDA. On completion of the IND application process, management intends to raise sufficient funds to enable the Group to complete Phase II clinical trials for OK101. As management’s forecasts indicate current cash held is not sufficient to complete the IND application process and cover working capital requirements until further funds are raised for the Phase II clinical trials, to meet the short-term need, the Group has secured a $2 million short-term credit facility with a related party, Tiziana Life Sciences Limited, which must be repaid six months after the initial draw-down. After taking this facility into consideration the available cash position will be extended to approximately April 2023. If further funds for the Phase II clinical trials are not raised before then, to continue operating, the Group will need to raise additional funds sufficient to meet its ongoing working capital requirements as well as to repay the $2 million short-term credit facility. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Mazars LLP

We served as the Group’s auditor from 2019 until November 24, 2022.

London, England

August 15, 2022

OKYO Pharma Limited

Consolidated Balance Sheets

	Year ended March 31,
	2023	2022
	$	$
ASSETS
Current assets:
Cash and cash equivalents	4,045,381	2,700,724
Current taxation receivable	559,128	781,688
Other receivables	592,195	812,956
Total current assets	5,196,704	4,295,368
Property and Equipment, net	7,216	5,225
Total non-current assets	7,216	5,225
Total assets	5,203,920	4,300,593

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities:
Trade and other payables	4,262,855	1,306,150
Related party payable	779,191	47,041
Loan payable to related party	2,215,111	-
Total current liabilities	7,257,157	1,353,191
Total liabilities	7,257,157	1,353,191
Shareholders’ Equity:
Share premium	131,385,892	123,976,510
Share options reserve	3,628,756	2,355,040
Warrants reserve	82,376	53,413
Foreign currency translation reserve	(11,452,542)	(11,011,527)
Retained deficit	(125,697,719)	(112,426,034)
Total shareholders’ equity	(2,053,237)	2,947,402
Total liabilities and shareholders’ equity	5,203,920	4,300,593

OKYO Pharma Limited

Consolidated Statements of Operations and Comprehensive Loss

	Year ended March 31,
	2023	2022 (restated)*	2021 (restated)*
	$	$	$
Operating expenses:
Research and development	(6,337,698)	(1,609,558)	(348,347)
Operating Expenses	(6,849,502)	(4,608,008)	(3,017,859)
Total operating expenses	(13,187,200)	(6,217,566)	(3,366,206)

Other income/(expense):
Finance income	-	-	-
Finance expense	(96,687)	-	(1,123)
Impairment of loan	-	-	(11,172)
Loss from operations before income taxes	(13,283,887)	(6,217,566)	(3,378,501)
Income tax provision	12,202	786,521	24,994
Loss for the year	(13,271,685)	(5,431,045)	(3,353,507)

Other Comprehensive loss:
Exchange differences on translating foreign operations	(441,015)	(837,152)	346,365
Comprehensive loss	(13,712,700)	(6,268,197)	(3,007,142)

Basic and diluted loss per share attributable to common shareholders	$(0.61)	$(0.36)	$(0.32)

*	Refer to Note 2A and 18A
F-5

OKYO Pharma Limited

Consolidated Statements of Shareholders’ Equity

	No. of Shares	Share Capital	Options reserve	Warrant reserve	Convertible Loan Note reserve	Retained Earnings	Translation Reserve	Total Equity
		$	$	$	$	$	$	$
Balance at 31 March 2020	636,297,049	112,079,984	93,441	639,903	—	(102,432,702)	(10,520,740)	(140,114)
Issue of share capital	36,269,253	230,019	—	—	—	—	—	230,019
Options charge	—	—	550,138	—	—	—	—	550,138
Options exercised	250,000	15,870	(1,515)	—	—	1,515	—	15,870
Options forfeiture		—	(5,751)	—	—	—	—	(5,751)
Warrants charge		(138,305)	—	221,311	—	—	—	83,006
Convertible loan note issued	—	(558,396)	—	—	8,151,777	—	—	7,593,382
Convertible loan note interest	—	—	—	—	219,059	(219,059)	—	—
Total transactions		(450,811)	542,872	221,311	8,370,836	(217,544)	—	8,466,664
Comprehensive income
Loss for the period		—	—	—	—	(3,353,507)	—	(3,353,507)
Currency translation		—	—	—	—	—	346,365	346,365
Total comprehensive income		—	—	—	—	(3,353,507)	346,365	(3,007,142)
Balance at 31 March 2021	672,816,302	111,629,173	636,313	861,214	8,370,836	(106,003,753)	(10,174,375)	5,319,408

Convertible loan note and warrant interest	—	—	—	546,318	444,918	(991,236)	—	—
Convertible loan note conversion	315,086,410	8,876,397	—	—	(8,876,397)	—	—	—
Currency translation on Convertible Loan note conversion	—	—	—	—	654,833	—	—	654,833
Transfer between equity reserves		—	—	594,190	(594,190)	—	—	—
Options charge	—	—	1,737,876	—	—	—	—	1,737,876
Options forfeiture			(19,149)					(19,149)
Warrants Exercised	386,512,756	3,470,940	—	(2,010,030)	—	—	—	1,460,910
Warrants charge	—	—	—	61,721	—	—	—	61,721
Total transactions	701,599,166	12,347,337	1,718,727	(807,801)	(8,370,836)	(991,236)	—	3,896,191
Comprehensive income
Loss for the period	—	—	—	—	—	(5,431,045)	—	(5,431,045)
Currency translation	—	—	—	—	—	—	(837,152)	(837,152)
Total comprehensive income	—	—	—	—	—	(5,431,045)	(837,152)	(6,268,197)
Balance at 31 March 2022	1,374,415,468	123,976,510	2,355,040	53,413	—	(112,426,034)	(11,011,527)	2,947,402

Issuance of shares fundraising net	282,199,381	7,323,354	—	—		—	—	7,323,354
Expenses settled in shares	2,177,500	86,028	—	—	—	—	—	86,028
Options charge	—	—	1,286,128	—	—	—	—	1,286,128
Options forfeiture	—	—	(12,412)	—	—	—	—	(12,412)
Warrants charge	—	—	—	28,963	—	—	—	28,963
Total transactions	284,376,881	7,409,382	1,273,716	28,963	—	—	—	8,712,061
Loss for the period	—	—	—	—	—	(13,271,685)	—	(13,271,685)
Currency translation	—	—	—	—	—	—	(441,015)	(441,015)
Total comprehensive income	—	—	—	—	—	(13,271,685)	(441,015)	(13,712,700)
Balance at 31 March 2023	1,658,792,349	131,385,892	3,628,756	82,376	-	(125,697,719)	(11,452,542)	(2,053,237)

OKYO Pharma Limited

Consolidated Statements of Cash Flows

	Year ended March 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from operations before income taxes	$(13,283,887)	$(6,217,566)	$(3,378,501)
Adjustments to reconcile net loss to net cash used in operating activities:
Share option charge	1,286,128	1,737,876	550,138
Warrant charge	28,963	61,721	83,006
Forfeiture of options	(12,412)	(19,149)	(5,751)
Depreciation of fixed assets	3,797	2,331	1,510
Amortization of right of use asset	-	-	11,601
(Gain)/Loss on foreign exchange	51,192	(9,230)	4,056
Expenses settled in shares	86,028	-	-
Impairment of loan to West African Minerals Ltd	-	-	11,171
Gain on disposal of right of use asset	-	(179)	(818)
Net decrease/(increase) in related party receivables	-	27,376	(3,862)
Net increase/(decrease) in related party payables	814,319	48,900	(46,311)
Net (increase)/decrease in operating assets/other receivables	167,718	(802,154)	208,931
Net (decrease)/increase in trade and other payables	2,963,759	(297,991)	886,093
Cash inflow from taxation	199,153	-	78,540
Net cash used in operating activities	(7,695,242)	(5,468,065)	(1,600,198)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(5,916)	(1,669)	(6,943)
Loan to West African Minerals Ltd	-	-	(11,171)
Net cash used in investing activities	(5,916)	(1,669)	(18,114)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	7,323,354	-	230,019
Proceeds from issuance of convertible loan notes	-	-	7,593,380
Processed from options exercised	-	-	15,870
Processed from warrants exercised	-	2,153,270	-
Loan from related party	2,000,000	-	-
Repayment of leasing liabilities	-	-	(12,331)
Net cash provided by financing activities	9,323,354	2,153,270	7,826,938

Net (decrease)/increase in cash and cash equivalents	1,622,196	(3,316,464)	6,208,627
Cash and cash equivalent, beginning of period	2,700,724	6,889,329	235,485
Exchange difference	(277,539)	(872,141)	445,217
Cash and cash equivalent, end of period	4,045,381	2,700,724	6,889,329

1. Reporting Entity

OKYO Pharma Limited (the “Company” or “OKYO”) is a company domiciled in Guernsey and listed on the main market on the NASDAQ Capital Market (NASDAQ: OKYO). The Company was previously dual listed with a standard listing on the main market of the London Stock Exchange (LSE: OKYO) until May 22nd, 2023.

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

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRIC interpretations and the Companies (Guernsey) Law 2008 as applicable to companies reporting under IFRS.

Basis of measurement

Going Concern

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as of March 31, 2023, had an accumulated deficit of $125.7m ($109m of this accumulated loss relates to a discontinued business prior to the reorganisation in 2018), a net loss for the year ended March 31, 2023, of $13.3m and net cash used in operating activities of $7.7m.

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation. On the basis of those projections, the directors conclude that the company will not be able to meet its liabilities as they fall due within the next 12 months from the date when these financial statements are issued. The cash balance as at 1 August 2023 is approximately $1m. The cash burn rate until from the beginning of August to the end of December 2023 is projected at $7.8m, and the Group projects that without additional financing facilities it will run out of cash in October 2023. Consequently, in the opinion of the directors there is a material uncertainty that may cause significant doubt about the Group’s ability to continue as a going concern.

The Directors are however aware, through their own extensive experience in the sector, that this position is not uncommon in the context of a pre-revenue life sciences company principally involved in cash consuming research and development activity. The Directors took strategic advantage of the opportunity to dual list the Company on NASDAQ in May 2022 in order to be able to access potential liquidity in the US, which is generally a more favorable environment for life sciences companies to raise money and where there are more specialist investors focused on early-stage opportunities. The Company raised $2.5m as part of the NASDAQ IPO and more recently raised an additional $5.7m in March 2023 through a private placement to management, new and existing investors.

The top line data for the clinical trial is expected in Q4 2023 and the Directors are taking steps to put engagements and plans into place to ensure that sufficient funds will be forthcoming. These steps include possible deferred payments of existing liabilities, working capital cost reductions and raising additional equity.

Until and unless the Group and Company secures sufficient investment to fund their clinical pipeline, there is a material uncertainty that may cast significant doubt on the Group and Company’s ability to continue as a going concern, and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Despite this material uncertainty, the Directors conclude that it is appropriate to continue to adopt the going concern basis of accounting as the Directors are confident, based on the previous fund-raising history as well as additional measures being planned, that sufficient funds will be forthcoming and accordingly they have prepared these financial statements on a going concern basis.

New and Revised Standards

Standards in effect in 2023

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on April 1, 2022, that are relevant to the Group or that have had any material impact in the year to March 31, 2023. New standards, amendments to standards and interpretations that are not yet effective, have been deemed by the Group as currently not relevant, and not likely to have a material impact on the Group, and hence are not listed here.

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

In the current year, Research and Development tax credits are not provided for and are recognized when received. This change in policy is as a result of the UK tax authority’s new regime of reviewing nearly every tax claim it receives. Prior to the current year, Research and Development tax credits were provided for the year that the costs were incurred. These were estimated based on eligible research and development expenditure. Any difference rebated are recognized when the cash is received from the UK tax authorities.

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

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand.

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

2A. RECLASSIFICATION OF PRIOR YEAR PRESENTATION

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

For a more accurate representation of research and development expenses, an adjustment has been made to the Consolidated statement of Operations and comprehensive loss for the years ended March 31, 2022, and March 31, 2021, to reclassify patent related expenditure to research and development expenses from operating expenses.

The impact of the reclassification on the Group’s Consolidated statement of operations and comprehensive loss is as follows:

Consolidated statement of operations and comprehensive loss

Year ending 31 March 2022	As Previously reported	Adjustment	As restated
	$	$	$
Research and development	(1,301,178)	(308,380)	(1,609,558)
Operating expenses	(4,916,388)	308,380	(4,608,008)
Total operating expenses	(6,217,566)	-	(6,217,566)

Total Comprehensive loss for the year	(6,268,197)	-	(6,268,197)

Consolidated statement of operations and comprehensive loss

Year ending 31 March 2021	As Previously reported	Adjustment	As restated
	$	$	$
Research	(173,821)	(174,526)	(348,347)
Operating expenses	(3,192,358)	174,526	(3,017,859)
Total operating expenses	(3,366,206)	-	(3,366,206)

Total Comprehensive loss for the period	(3,007,142)	-	(3,007,142)

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

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 14 to our consolidated financial statements.

4. OPERATING EXPENSES

Operating expenses are stated after charging:

	Year Ended March 31,
Group	2023 $	2022 $	2021 $
Director fees including bonus (excluding Chairman’s bonus)	910,403	707,385	278,224
Chairman’s bonus	300,000	-	1,160,347
Auditor’s Remuneration (refer to Note 20) *	454,692	349,665	131,511
Legal and Professional fees	1,432,926	1,143,300	343,422
(Gain)/Loss on disposal of leases	-	(179)	-
FX Gains and losses	99,930	(13,577)	200,061
Depreciation	3,797	2,423	1,512

*	This has been restated for presentational purposes only to include audit-related assurance services in addition to fees payable to the company’s auditors for the audit of the parent company (being OKYO Pharma Limited) and consolidated financial statements. Refer to note 20 where details of auditor’s remuneration has been disclosed. This has no impact on the primary financial statements.

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

6. EMPLOYEES INCLUDING OFFICERS, EXECUTIVE AND NON-EXECUTIVE DIRECTORS

	Year ended March 31,
	2023 $	2022 $	2021 $
Group
Staff costs comprised:
Directors’ salaries	1,204,285	707,385	1,438,571
Wages and salaries	548,328	323,186	121,702
Social security costs	151,967	84,449	9,543
Recruitment costs	13,750	14,259	12,922
	1,918,330	1,129,279	1,582,739
The average monthly number of employees, including directors, employed by the group during the years ending March 31, 2023, March 31, 2022, and March 31, 2021 were:
Research and Development	2	2	1
Corporate and administration	6	5	5
	8	7	6

The Group and Company made $6,510 of payments to a defined contribution pension schemes on behalf of Directors or employees during the year ending March 31, 2023 (March 31, 2022: $2,622, March 31 2021: $2,904)

7. REMUNERATION OF KEY MANAGEMENT PERSONNEL

Directors of the Group and Company received the following remuneration during the years ending March 31 2023 and 2022:

	Year ended March 31,
	2023				2022
$’000	Directors’ fees	Bonus	Salary	Share based payment expenses	Directors’ fees	Bonus	Salary	Share based payment expenses
G. Cerrone (1)	145	300	-	-	164	-	-	-
G Jacob (2)	-	217	433	834	-	75	350	1,579
W Simon	39	-	-	-	44	-	-	1
K. Shailubhai (3)	-	-	-	-	18	-	-	(15)
J Brancaccio (4)	39	-	-	24	42	-	-	20
B Denoyer (5)	39	-	-	18	15	-	-	4
	260	517	433	876	283	75	350	1,589

	Year ended March 31,
$’000	2021
	Directors fees	Bonus	Salary	Share based payment expenses

G. Cerrone (1)	35	1,160	-	-
G Jacob (2)	-	41	85	468
W Simon	42	-	-	2
K. Shailubhai (3)	37	-	-	17
J Brancaccio (4)	31	-	-	16
G Macrae (6)	13	-	-	-
	158	1,201	85	503

(1)	Gabriele Cerrone’s bonus awarded for $300k in the year ended 31 March 2023 comprised of $150k awarded in recognition of his support in the offering in May 2022 to list the Company on NASDAQ and $150k awarded in recognition of his efforts in arranging the global private placing in March 2023; Gabriele Cerrone’s bonus awarded in the year ended 31 March 2021 for $1,160k was awarded on the basis of the co-invention of the use of Chemerin in the COVID-19 indication when he was not a director or employee of the Company (now the subject of a patent application); work carried out in procuring, backing and completing the refinancing of the Company in 2020 and actions taken to make new executive appointments and scientific advisory appointments to the Board with the result that the Company now has a clear and accelerated path to the clinic.
(2)	Gary Jacob became an employee and Director of the Company on 7 January 2021
(3)	K Shailubhai resigned as Director on 17 June 2021
(4)	John Brancaccio was appointed as Director on 10 June 2020
(5)	Bernard Denoyer was appointed as Director on 24 November 2021
(6)	Gregor Macrae was appointed as Director on 18 December 2019 and resigned on 10 June 2020

The following share options were granted to Directors in the year:

	2023	2022	2021
	Number of options	Number of options	Number of options

J Brancaccio	1,000,000	325,000	450,000
G Jacob	5,500,000	3,250,000	40,000,000
W Simon	400,000	-	-
B Denoyer	200,000	1,000,000	-
	7,100,000	4,575,000	40,450,000

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

	2023	2022	2021
	$’000	$’000	$’000

Short-term employee benefits	1,500	1,026	1,455
Share based payments	1,273	1,815	515

	2,773	2,841	1,970

8. TAXATION

	Year ended March 31,
	2023 $	2022 $	2021 $
Group
Current year tax (credit)	-	(509,282)	(24,952)
Adjustments in respect of prior periods	(12,202)	(277,239)	(42)

Deferred tax
Origination and reversal of timing differences	-	-	-

Total tax (credit) for the period	(12,202)	(786,521)	(24,994)

The tax charge for the year is different from the standard rate of corporation tax in the United Kingdom of 19%. The difference can be reconciled as follows:

Loss before taxation	(13,283,888)	(6,217,566)	(3,378,501)
Loss charged at standard rate of corporation tax 19%	(2,523,939)	(1,181,337)	(641,915)
Tax losses arising in the year not recognized	2,279,050	524,870	660,594
Tax losses surrendered for Research and Development	-	667,335	-
Expenses not deductible for taxation	241,985	370,306	-
Tax increase from effect of capital allowances and depreciation	124	(3)	(334)
Research and Development tax claim	-	(509,282)	(43,432
Research and Development enhanced expenditure	-	(377,187)	-
Research and Development tax credits claimed in respect of previous periods	(12,202)	(277,240)	(42)
Consolidation adjustment in relation to foreign exchange movements	2,780	(3,983)	135)
Total tax (credit) for the period	(12,202)	(786,521)	(24,994)

No deferred tax asset has been recognized in respect of trading losses carried forward because of uncertainty as to when these losses will be recoverable.

The Group has tax losses of $23,903,092 (2022: $15,870,525, 2021: $9,411,521) to carry forward for use against future profits.

9. FINANCE INCOME AND COSTS

	Year ended March 31,
	2023 $	2022 $	2021 $
Finance Income
Interest income	-	-	-
Total finance income	-	-	-

Finance Expenses
Interest expense on lease liabilities	-	-	(1,122)
Interest expense on related party loan	(96,687)	-	-
Total finance expenses	(96,687)	-	(1,123)

10. PROPERTY, PLANT AND EQUIPMENT

Details of the Group’s property, plant and equipment are as follows:

$	IT equipment	Total
Cost
At 1 April 2022	9,779	9,779
Additions	5,916	5,916
Disposals	-	-
Foreign exchange	(380)	(380)
At 31 March 2023	15,315	15,315

Depreciation
At 1 April 2022	4,554	4,554
Charge in year	3,797	3,797
Foreign exchange	(252)	(252)
At 31 March 2023	8,099	8,099
Net Book Value as at 31 March 2023	7,216	7,216

$	IT equipment	Total
Cost
At 1 April 2021	8,343	8,343
Additions	1,669	1,669
Disposals	-	-
Foreign exchange	(233)	(233)
At 31 March 2022	9,779	9,779

Depreciation
At 1 April 2021	2,286	2,286
Charge in year	2,331	2,331
Foreign exchange	(63)	(63)
At 31 March 2022	4,554	4,554

Net Book Value as at 31 March 2022	5,225	5,225

The Group’s property, plant and equipment is located in the following operating segments:

Group	Net Book Value March 31 2023
	$
UK		3,433
US		3,783
Total		7,216

Group	Net Book Value March 31 2022
	$
UK		2,937
US		2,289
Total		5,225

11. OTHER RECEIVABLES

	Year ended March 31,
	$2023	2022
Group
Other receivables	340,848	19,130
VAT receivable	80,099	82,617
Prepayments	171,248	711,209
	592,195	812,956

There are no differences between the carrying amount and fair value of any of the trade and other receivables above.

Prepayments includes no prepaid invoices (2022: $639,635) relating to the OK-101 project.

12. TRADE AND OTHER PAYABLES

	Year ended March 31,
	$2023	2022
Group
Trade payable	2,387,778	741,807
Accruals	1,545,410	457,773
Bonus accrual	329,667	106,570
	4,262,855	1,306,150

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

The Company manages its capital to maximise the return to the shareholders through the optimisation of equity. The capital structure of the Company as at 31 March 2023 consists of equity attributable to equity holders of the Company, comprising issued capital, reserves and retained deficit as disclosed.

The Company manages its capital structure and makes adjustments to it, in light of economic conditions and the strategy approved by shareholders. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares and release the Company’s share premium account. No changes were made in the objectives, policies or processes during the year ended 31 March 2023 and 31 March 2022.

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

On May 22, 2023, there was a share consolidation of 65 to 1.

Authorized

The Company is authorized to issue an unlimited number of nil par value shares of a single class.

	Shares	Share capital
Issued ordinary shares of US$0.00 each	Number	$
At 31 March 2021	672,816,302	111,629,173
Exercise of warrants	386.512.756	3,470,940
Conversion of CLN	315,086,410	8,876,397
At 31 March 2022	1,374,415,468	123,976,510
Issue of share (IPO) – May 2022	40,625,000	2,500,000
Issue of share (IPO) – Cost of fundraising – May 2022	-	(742,979)
Expenses settled in shares	2,177,500	86,028
Issue of share (IPO) – March 2023	241,574,381	5,741,335
Issue of share (IPO) – Cost of fundraising – March 2023	-	(175,000)
At 31 March 2023	1,658,792,349	131,385,892

Issuance of ordinary shares

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

In May 2022, 40,625,000 ordinary shares were issued at an issue price of £0.05 by way of placing shares to raise finance.

In February 2023, 2,177,500 ordinary shares were issued in relation to a contractual issue at an issue price of £0.03 per ordinary share.

In March 2023, 241,574,381 ordinary shares were issued at an issue price of £0.019 per ordinary share as a way of placing shares to raise finance.

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

Dividends

The Directors paid no dividend during the year to 31 March 2023 and 31 March 2022.

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

Note that the information presented below does not reflect the 65 to 1 consolidation which took place after 31 March 2023.

	2023		2022
	Options	Weighted Average exercise price (cents)	Options	Weighted Average exercise price (cents)
Outstanding at 1 April	72,400,000	7.49	60,750,000	6.90
Granted	39,820,000	1.61	28,150,000	8.41
Forfeited	(1,950,000)	-	(16,500,000)	5.91
Exercised	-	-	-	-
Outstanding at 31 March	110,270,000	5.93	72,400,000	7.49
Exercisable at 31 March	35,155,666	6.79	14,437,500	7.36

	2021
	Options	Weighted Average exercise price (cents)
Outstanding at 1 April	19,500,000	5.58
Granted	42,250,000	7.31
Forfeited	(750,000)	6.21
Exercised	(250,000)	6.21
Outstanding at 31 March	60,750,000	6.90
Exercisable at 31 March	9,250,000	6.21

During the year ending 31 March 2023, no options were exercised. During the year ending 31 March 2022, no options were exercised.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $1,649,386 (2022: $2,072,515). A share-based payment charge for the year of $1,273,716 (2022: $1,718,727) has been expensed in the statement of comprehensive income. The share based payment charge in the year to March 31, 2023 includes a forfeiture of $12,412 (2022: $19,149).

The weighted average contractual life of options outstanding at March 31, 2023 is 5.73 years. (2022: 7.77 years).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options as at 31 March 2023 (‘000)
6 July 2018	6 July 2025	4.5p	2,000
20 August 2020	19 August 2028	15.5p	750
6 January 2021	5 January 2031	5p	40,000
12 January 2021	11 January 2031	7.9p	1,500
15 April 2021	15 April 2031	7.88p	5,000
31 August 2021	31 August 2031	4.9p	14,400
31 January 2022	30 January 2032	8.0p	8,750
1 August 2022	31 July 2027	5.0p	650
20 September 2022	19 September 2027	5.0p	1,820
22 November 2022	23 November 2022	6.3p	5,000
14 March 2023	13 March 2027	2.5p	30,400
Total			110,270

Fair value of options granted

The Directors have used the Black-Scholes option pricing model to estimate the fair value of most of the options applying the assumptions below.

Historical volatility relies in part on the historical volatility of a group of peer companies that management believes is generally comparable to the Company and in part on the company’s own share price volatility. Where sufficient historical data is available, the Company uses its own share price to calculate volatility.

The Company has not paid any dividends on share capital since its inception and does not anticipate paying dividends on its share capital in the foreseeable future.

The Company has estimated a forfeiture rate of zero.

The model inputs for options granted during the year ended 31 March 2023 valued under the Black Scholes Valuation model are:

	Grant Date
	1 August 2022		20 September 2022		22 November 2022		14 March 2023

Grant date share price	5	p	5	p	6.3	p	2.5	p
Exercise share price	5	p	5	p	6.3	p	2.5	p
Vesting periods	25% each quarter		100% in one year		Fully vested		25% over four years
Risk free rate	1.47%		3.26%		3.16%		3.2%
Expected volatility	81.2%		81.8%		68.3%		125%
Option life	2 years		2 years		2 years		4 years

The model inputs for options granted during the year ended 31 March 2022 valued under the Black Scholes Valuation model are:

	Grant Date
	15 April 2021		31 August 2021		31 January 2022

Grant date share price	7.7	p	4.9	p	4.8	p
Exercise share price	7.9	p	4.9	p	8.0	p
Vesting periods	25% each year		25% each year		1.25m options vest 33% each year and 7.5m options have developmental milestone performance conditions

Risk free rate	0.35%		0.30%		0.97%
Expected volatility	80.20%		77.7%		83.0%
Option life	5 years		5 years		5 years

Warrants

As part of the acquisition of the OK-101 project, the underlying scientific founders of the OK-101 Project (inukshuk Holdings), who will continue to be involved in the development of the Project, received 35,000,000 warrants as consideration. The warrants are exercisable at a price of 4.5 pence each and are split into four distinct tranches and each tranche becomes exercisable upon satisfaction of a specific developmental milestone. The warrants are currently exercisable until 17 July 2023. Note that the information presented below does not reflect the 65 to 1 consolidation which took place after 31 March 2023.

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

No warrants were granted or exercised in the year to March 31, 2023. During the year to March 2022, 147,969,396 warrants were exercised for proceeds of £1,045,332, resulting in the issuance of 147,969,396 shares. 242,716,000 warrants were also exercised on a cashless basis resulting in the issuance of 238,543,360 shares.

	31 March 2023		31 March 2022
	Warrants	Weighted Average exercise price (cents)	Warrants	Weighted Average exercise price (cents)

Outstanding at 1 April	36,659,090	6.11	185,022,726	2.1
Granted	-	-	241,781,760	0.5
Exercised	-	-	(390,145,396)	0.7

Outstanding at 31 March	36,659,090	6.11	36,659,090	6.11

Exercisable at 31 March	909,090	3.40	1,659,090	10.30

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

The remaining fair value of the warrant instruments is deemed to be approximately $11,194 (2022: $43,348). For the consideration warrants, the charge has been expensed over the vesting period. For all other warrants, the charge has been expensed over the service period. A share-based payment charge for the year of $28,963 (2022: $61,721) has been expensed in the statement of comprehensive income.

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

		8,151,777

All noteholders were offered the option to convert during the year ended March 31, 2022 and any conversions took place on May 7, 2021 and February 21, 2022. Loan note holders were offered conversions including the full interest that would have been accrued had the note reached its full term.

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

Group	2023
$	Less than 3 months	3 to 12 months	Total
Trade and other payables	990,870	1,461,937	2,452,807
Related party payables	-	2,994,302	2,994,302
	990,870	4,456,239	4,456,239

Group	2022
$	Less than 3 months	3 to 12 months	Total
Trade and other payables	649,624	92,186	741,810
Related party payables	47,041	-	47,041
	696,665	92,186	788,851

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

Interest rate risk

The Group has limited exposure to interest-rate risk arising from its bank deposits and convertible loan note instruments. These deposit accounts are held at variable interest rates based on Barclays Bank plc and Pennsylvania State Bank base rates.

The Directors do not consider the impact of possible interest rate changes based on current market conditions to be material to the net result for the year or the equity position at the year-end for either the year ended 31 March 2023 or 31 March 2022.

17. RELATED PARTY TRANSACTIONS

All related party transactions occurred in the normal course of operations.

Tiziana Life Sciences Ltd

Tiziana Life Sciences Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. The Company shares premises and other resources with Tiziana Life Sciences Ltd and there is a shared services agreement in place between the Company and Tiziana Life Sciences Ltd. As at 31st March 2023, the Company had incurred $159,501 (2022: $107,132) worth of costs in relation to this agreement and at 31 March 2023 $184,150 (2022: $47,041) was due to Tiziana Life Sciences Ltd.

Tiziana Life Sciences Ltd also paid other invoices on behalf of the Company. As at March 31, 2023, Tiziana had paid $433,140 worth of costs on behalf of the Group, of which $230,000 was repaid by the Company in April 2023.

In August 2022, Tiziana Life Sciences Ltd issued a short-term credit facility to OKYO Pharma for $2m to support short term liquidity. The loan is available for a period of 6 months upon first draw-down and carries an interest rate of 16% per annum, with additional default interest of 4% if the loan is not repaid after the 6-month period. As at March 31, 2023 the full amount had been drawn down against the loan and $98,627 of interest had been accrued. The total balance due at 31 March 2023 for this loan was $2,207,209.

In February 2023, Tiziana Life Sciences Ltd issued an additional short-term credit facility to OKYO Pharma for $0.5m to further support short term liquidity, under the same terms as the loan above. As at March 31, 2023 $488,009 had been drawn down against the loan and $7,902 of interest had been accrued. The total balance due at 31 March 2023 for this loan was $7,902 as the principal of the loan was repaid during March 2023.

Directors

At March 31, 2023, the Company owed Gabriele Cerrone $61,736 for his fees from November 2022 to March 2023. This was subsequently paid on April 4, 2023. The Company also owed Gabriele Cerrone $96,872 in relation to the May 2022 offering, when it was agreed to compensate Mr Cerrone for the purchase of 25,000 ADSs in the market at a cost of $96,872 in order to take out a participant who no longer wished to be in the transaction, given that the offering might otherwise have failed.

At March 31, 2023, the Company owed John Brancaccio $3,293 for his fees for March 2023. This was subsequently paid on May 5, 2023.

18. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the year.

In May 2023, the company delisted from the Main Market of the London Stock Exchange and carried out a share consolidation of 65 to 1. The weighted average number of ordinary shares in issue shown below has been retrospectively adjusted to reflect this share consolidation (see note 23 Post balance sheet events). As such, the number of shares presented below may not be consistent with that presented elsewhere.

	Year ended March 31,
	2023	2022

(Loss) attributable to equity holders of the company ($)	(13,271,685)	(5,431,045)
Weighted average number of ordinary shares in issue (adjusted)	22,257,058	15,064,813
Basic and dilutive loss per share (dollars per share)	(0.61)	(0.36)

Year ended March 31,
2021

(Loss) attributable to equity holders of the company ($)	(3,353,507)
Weighted average number of ordinary shares in issue (adjusted)	10,350,271
Basic and dilutive loss per share (dollars per share)	(0.32)

As the Group is reporting a loss from continuing operations for the year then, in accordance with IAS 33, the share options are not considered dilutive because the exercise of the share options would have an anti-dilutive effect. The basic and diluted earnings per share as presented on the face of the Statement of comprehensive income are therefore identical.

18A. SHARE CONSOLIDATION

In May 2023, the company delisted from the Main Market of the London Stock Exchange and carried out a share consolidation of 65 to 1. The effects of the share consolidation have been retrospectively adjusted where required and has been disclosed accordingly (see also note 23 Post balance sheet events).

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

Right-of-use assets	Property $
At 1 April 2022	-
Derecognition of right of use asset	-
Impact of Foreign exchange	-
At 31 March 2023	-

$
At 1 April 2021	98,579
Derecognition of right of use asset	(97,553)
Impact of Foreign exchange	(1,026)
At 31 March 2022	-

Lease Liabilities	31 March 2023	31 March 2022
	$	$
At 1 April	-	98,760
Interest expense	-
Lease payments	-	-
Impact of foreign exchange	-	(1,207)
Derecognition of lease liability	-	(97,553)
Early Termination write off	-	-
Additions	-	-
Interest expense	-	-
Lease payments	-	-
	-	-

Operating leases

At March 31, 2023 and March 31, 2022, the company had annual commitments under non-cancellable operating leases:

Operating leases which expire:	31 March 2023	31 March 2022
	$	$
Within one year	-	18,713

	-	18,713

20. AUDITOR’S RENUMERATION

During the period, the group obtained the following services from the company’s auditors PKF, our independent registered public accounting firm and Mazars, our previous independent registered public accounting firm.:

Mazars LLP	31 March 2023	31 March 2022	31 March 2021
	$	$	$
Fees payable to the company’s auditors for the audit of the parent company and consolidated financial statements	106,927	200,773	58,874

Fees payable to the company’s auditors for other services:
Audit-related assurance services	227,208	148,892	72,637

	334,135	349,665	131,511

PKF Littlejohn LLP	31 March 2023	31 March 2022	31 March 2021
	$	$	$
Fees payable to the company’s auditors for the audit of the parent company and consolidated financial statements	120,557	-	-

Fees payable to the company’s auditors for other services:
Audit-related assurance services	-	-	-

	120,557	-	-

21. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	31 March 2023	31 March 2022
	$	$
Cash at bank and in hand:

GBP	471,974	2,400,817
USD	3,573,407	299,907

	4,045,381	2,700,724

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

23. POST BALANCE SHEET EVENTS

On May 22, 2023, the Company delisted from the standard segment of the Main Market of the London Stock Exchange and had a sole listing on the NASDAQ capital market. In conjunction with the delisting, there was a share consolidation of 65 to 1. The share consolidation has been reflected in our disclosures of basic and diluted loss per share as disclosed in note 18 in accordance with IAS 33.

On June 6, 2023, the Company announced that patients are now being dosed in the randomized portion of the phase 2, multi-center, double-masked, placebo-controlled trial of topical ocular OK-101 to treat DED.

On May 24, 2023, the Company extended the life of its outstanding warrants to July 12, 2026. All other terms remained unchanged.

