Form 20-F/A
period 2023-03-31
OKYO Pharma Ltd
filed 2023-08-25
CIK 1849296

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Copies to:

Ed Lukins

Orrick, Herrington & Sutcliffe (UK) LLP

107 Cheapside

London EC2V 6DN

United Kingdom

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, no nominal value	NASDAQ Capital Market

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

Auditor Firm ID	Auditor Name	Auditor Location
2814	PKF Littlejohn LLP	London, England

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amended Annual Report”) amends the Annual Report on Form 20-F of OKYO Pharma Limited (the “Company” or “we”) for the year ended March 31, 2023 (the “Original Form 20-F”), filed on August 15, 2023, with the Securities and Exchange Commission (the “SEC”). The only changes made to the Original Form 20-F are (i) to amend the front cover page of the Form 20-F, (ii) to amend a risk factor in Item 2, (iii) to amend Item 10 E Additional Information- Taxation- Material U.S. Federal Income Tax Considerations for U.S. Holders- U.S. Federal Income Tax Considerations for U.S. Holders- Passive Foreign Investment Company (PFIC) Rules section and (iii) revise the Exhibit Table.

Except as noted above, the Company has not modified, or updated disclosures presented in this Amended Annual Report. Accordingly, the Amended Annual Report does not reflect events occurring after the Original Form 20-F or modify or update those disclosures affected by subsequent events.

i

Item 3.	Key Information

D. Risk Factors

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

We do not believe that we were a PFIC for our taxable year ended March 31, 2023 but cannot provide any assurances regarding our PFIC status for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering.

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

Item 10.	Additional Information

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

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our March 31, 2023 taxable year and we do not expect to be a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status.

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

ITEM 19:	EXHIBITS

Exhibit No.	Description

3.1	Memorandum and Articles of Incorporation of OKYO Pharma Limited (incorporated by reference to Exhibit 3.1 filed with Form F-1 on March 25, 2022)
8.1	List of Subsidiaries. (Incorporated by reference to Exhibit 4.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.1	OKYO Pharma Limited Share Option Plan With Non-Employee Sub-Plan And US Sub-Plan (Incorporated by reference to Exhibit 4.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.2	Executive Employment Agreement dated December 21, 2020 between Gary S. Jacob and OKYO Pharma Limited as amended on January 19, 2021. (Incorporated by reference to Exhibit 4.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.3	Collaboration Agreement between On Target Therapeutics, LLC and OKYO Pharma Limited dated June 4, 2018 (Incorporated by reference to Exhibit 4.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.4	Amendment to Collaboration Agreement between On Target Therapeutics, LLC and OKYO Pharma Limited dated October 22, 2018 (Incorporated by reference to Exhibit 4.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.5	License Agreement dated as of May 1, 2018 by and between Tufts Medical Center, Inc. and OKYO Pharma Limited (Incorporated by reference to Exhibit 4.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.6	Shared Services Agreement dated as of January 1, 2018 by and between OKYO Pharma Limited and Tiziana Life Sciences plc (Incorporated by reference to Exhibit 4.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.7	License and Sublicense Agreement dated May 22, 2017 by and between On Target Therapeutics, LLC and OKYO Pharma Limited (Incorporated by reference to Exhibit 4.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.8	First Amendment to the License and Sublicense Agreement dated March 25, 2021 by and between On Target Therapeutics, LLC and OKYO Pharma Limited. (Incorporated by reference to Exhibit 4.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.9	Collaboration Agreement dated August 6, 2019 between Tufts Medical Center, Inc. and OKYO Pharma Limited. (Incorporated by reference to Exhibit 4.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1**	Consent of Mazars LLP.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Previously filed

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OKYO Pharma Ltd

By:	/s/ Gary Jacob
Gary Jacob
Chief Executive Officer

Date:	August 25, 2023

-10-