Form 20-F
period 2024-03-31
OKYO Pharma Ltd
filed 2024-08-13
CIK 1849296

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

Copies to:

Ed Lukins

Orrick, Herrington & Sutcliffe (UK) LLP

107 Cheapside

London EC2V 6DN

United Kingdom

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares of no par value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 8, 2024: 33,836,316 ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If the securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Presentation of Financial Information AND OTHER DATA

This annual report includes our audited consolidated financial statements as of and for the years ended March 31, 2024, 2023, and 2022, which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Our financial information is presented in United States dollars. For the convenience of the reader, in this annual report, unless otherwise indicated, translations from Pounds Sterling into U.S. dollars were made at the rate of £1.00 to $1.2626, which was the rate on March 31, 2024. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Pounds Sterling at the dates indicated.

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data for the years ended March 31, 2024, 2023 and 2022 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

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

As of March 31, 2024, 2023, and 2022, the representative exchange rates were £1.00 = $1.2626, £1.00 = $1.23472 and £1.00 = $1.313896, respectively.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements included at the end of this Annual Report and the related notes and Item 5, “Operating and Financial Review and Prospects” below.

Consolidated Statement of Operations and Comprehensive Loss Data:

	Years Ended March 31,
	2024	2023	2022 (restated)
	(in thousands except per share data)
Operating expenses:
Research and development	$(8,244)	$(6,338)	$(1,609)
General and administrative	(7,506)	(6,849)	(4,608)
Total operating expenses	(15,750)	(13,187)	(6,217)
Loss from operations	(15,750)	(13,187)	(6,217)
Other income (expense)	(1,053)	(97)	-
Tax (charge)/credit	(22)	12	786
Net loss attributable to ordinary shareholders	(16,825)	(13,272)	(5,431)
Other comprehensive loss:
Foreign currency translation adjustment	141	(441)	(837)
Total comprehensive loss	(16,684)	(13,713)	(6,268)

Basic and diluted net loss per ordinary share	(0.57)	(0.60)	(0.36)

Consolidated Balance Sheet Data:

	As of March 31,
	2024	2023	2022
	(in thousands except share and per share data)
Cash and cash equivalents	$827	$4,045	$2,701
Working capital	(5,883)	(2,060)	2,942
Total assets	1,541	5,204	4,301
Total shareholders’ equity/(deficit)	(5,880)	(2,053)	2,947

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

While the pre-clinical development of OK-101 and initial studies in animal models and humans have been encouraging, the scope of these studies is limited, and significant risks exist that OK-101 may never progress to a commercially viable product. Laboratory studies in animal models carry the risk that similar results may not be seen or reproduced in future tests and trials, and there can be no guarantee that a successful test in a mouse or other animal model will be capable of being reproduced in a human clinical trial. Small scale trials and the results thereof, can be misleading as to efficacy, safety and other findings, as the outcome may be influenced by laboratory or demographic factors and not due to the chemistry or biological effect of the drug candidate being evaluated. Larger scale trials often fail to produce the same positive results seen in small scale trials for a variety of reasons and clinical trials in humans frequently fail to reproduce efficacy seen in animal trials in the laboratory. Failure can often result after significant sums have been expended on research and often where initial trial results (both in animals and in humans) have shown very encouraging results.

Management intends to continue to conduct laboratory and pre-clinical trials to establish safety and efficacy of our products. Due to the inherent risks involved in developing pharmaceutical products, there is a risk that some or all of our products will not ultimately be successfully developed or launched. In addition, our clinical trials may fail to show the desired safety and efficacy. Successful completion of one stage of development of a pharmaceutical product does not ensure that subsequent stages of development will be successful. Our inability to market any of our products currently under development would adversely affect our business and financial condition.

Any commercial development of OK-101 is highly dependent on a number of factors, including:

●	the successful conduct of further human trials in the initial indications of Dry Eye Disease (DED);

●	receipt of marketing approvals for OK-101 in the United States and other jurisdictions where separate approval is required and where we subsequently choose to market OK-101;

●	launching commercial sales of OK-101, if and when approved;

●	acceptance of OK-101 by patients, the medical community and third-party payers;

●	OK-101 competing effectively with existing therapies and in particular with established products addressing the same clinical needs;

●	OK-101 influencing the treatment guidelines in relevant territories; and

●	further clinical trials to provide additional data to support commercialization of OK-101 and to permit wider label claims.

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

As of March 31, 2024, our cash and cash equivalents balance was approximately $0.8 million and our working capital deficit was approximately $5.9 million. Due to our recurring losses from operations and the expectation that we will continue to incur losses in the future, we will be required to raise additional capital to complete the development and commercialization of our current product candidates. We have historically relied upon private and public sales of our equity, as well as debt financings to fund our operations. In order to raise additional capital, we may seek to sell additional equity and/or debt securities or obtain a credit facility or other loan, which we may not be able to do on favorable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development and/or commercialization of our product candidate, restrict our operations or obtain funds by entering into agreements on unfavorable terms. Failure to obtain additional capital at acceptable terms would result in a material and adverse impact on our operations.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

PKF Littlejohn, LLP, our independent registered public accounting firm for the fiscal year ended March 31, 2024, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended March 31, 2024, indicating that our liquidity position post August 2024 raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position by December 2024, we may not be able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

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

Where we are dependent upon third parties for the development or manufacture of certain products, our ability to procure or manufacture in a manner which complies with regulatory requirements may be constrained, and our ability to develop and deliver such material on a timely and competitive basis may be materially adversely affected, which may impact revenues.

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

We may, in the future, seek approval to market our products in the UK, EU, the U.S. and in selected other jurisdictions. In the UK and EU, the pricing of prescription pharmaceuticals is subject to national governmental control and pricing negotiations with governmental authorities can, in some circumstances, take several years after obtaining marketing approval for a product. In addition, market acceptance and sales of our products will depend significantly on the availability of adequate coverage and reimbursement from third-party payers and may be affected by existing and future healthcare reform measures.

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

Risks Related to Our Intellectual Property

The expiration of certain intellectual property rights or an inability to obtain, maintain or enforce adequate intellectual property rights for products that are marketed or in development may result in additional competition from other third-party products. Third parties may have blocking intellectual property rights which could prevent the sale of products by us or require that compensation be paid to such third parties

The extent of our success will, to a significant degree, depend on our ability to establish, maintain, defend and enforce adequate intellectual property rights and to operate without infringing the proprietary or intellectual property rights of third parties. We have been granted, or have in-licensed rights under, a number of key patent families for OK-101 (or other proprietary rights), and patent applications are pending in the UK, U.S., the EU, and certain other jurisdictions. We may develop or acquire further technology or products that are not patentable or otherwise protectable. The strength of patents in the pharmaceutical field involves complex legal and scientific questions and can be uncertain. Patents or other rights might not be granted under any pending or future applications filed or in-licensed by us and any claims allowed might not be sufficiently broad to protect our technologies and products from competition. Competitors may also successfully design around key patents held by us, thereby avoiding a claim of infringement. There is a risk that not all relevant prior art has been identified with respect to any particular patent or patent application and the existence of such prior art may invalidate any patents granted (or result in a patent application not proceeding to grant). Patents or other registerable rights might also be revoked for other reasons after grant. Third parties may challenge the validity, enforceability or scope of any granted patents. Our defense of our proprietary rights could involve substantial costs (even if successful) and could result in declarations of invalidity or significantly narrow the scope of those rights, limiting their value.

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

Some of our product candidates are classified as biologics in the United States, and therefore, can only be sold if we obtain a biologics license application, or BLA, from the FDA. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. In addition, the holder of an approved BLA must comply with the FDA’s advertising and promotion requirements, such as those related to the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”). Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

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

Pursuant to Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports, delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 (a). In order to establish, maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight.

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

We do not believe that we were a PFIC for our taxable year ended March 31, 2024 but cannot provide any assurances regarding our PFIC status for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering.

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

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of March 31, 2024, we had cumulative carryforward tax losses of $38,992,275. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. Our ability to continue to claim payable research and development tax credits in the future may be limited because we may no longer qualify as a small or medium-sized company.

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

Any contamination in our manufacturing process, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules.

Given the complex nature of formulating, manufacturing and packaging of clinical drugs, there is a risk of contamination. Any contamination could adversely affect our ability to produce product candidates on schedule and could, therefore, harm our results of operations and cause reputational damage. In addition, some of the raw materials required in our manufacturing process are derived from biologic sources and are difficult to procure and may be subject to contamination or recall. Poor control of production processes can lead to the introduction of outside agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. A material shortage, contamination, recall or restriction on the use of certain chemical substances in the manufacture of our product candidates could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could adversely affect our development timelines and our business, financial condition, results of operations and prospects.

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

ITEM 4: INFORMATION ON THE COMPANY

A. History and Development of the Company

We were originally incorporated in the British Virgin Islands as a British Virgin Islands Business Company on July 4, 2007 under the BVI Business Companies Act 2004 with company number 1415559 under the name Jellon Enterprises, Inc. Our legal and commercial name was changed to Minor Metals & Mining, Inc. on October 24, 2007, to Emerging Metals Limited on November 28, 2007, to West African Minerals Corporation on December 9, 2011, and to OKYO Pharma Corporation on January 10, 2018. On March 9, 2018, shareholders approved the cancellation of our AIM listing and migration to Guernsey. On July 3, 2018, following the approval of the Guernsey Companies Registry, we were registered under the Guernsey Companies Law under the name OKYO Pharma Limited, as a Guernsey company with limited liability, an indefinite life and company number 65220. We are domiciled in Guernsey. On July 17, 2018, our Ordinary Shares were admitted to listing on the standard segment of the Official List of the FCA and admitted to trading on the standard listing of the Main Market of the London Stock Exchange, until May 22, 2023. From May 22, 2023, the principal trading market for our ordinary shares has been the NASDAQ Capital Market.

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

B. Business Overview

Overview

We are a clinical-stage biopharmaceutical company developing next-generation therapeutics to improve the lives of patients suffering from inflammatory eye diseases and ocular pain. Our research program is focused on a novel G Protein-Coupled Receptor, or GPCR, which we believe plays a key role in the pathology of these inflammatory eye diseases of high unmet medical need. Our therapeutic approach is focused on targeting inflammatory and pain modulation pathways that drive these conditions. We are presently developing OK-101, our lead clinical product candidate, for the treatment of two ocular conditions: 1) dry-eye disease (DED) and 2) and neuropathic corneal pain (NCP).

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

On February 21, 2018, we announced that we successfully obtained (via assignment from Biovitas Limited, a related party) a license from OTT to patents owned or controlled by OTT and a sub-license from OTT to certain patents licensed by OTT from TMC to support our ophthalmic disease drug programs. These licenses gave us the right to exploit the IP estate which is directed to compositions-of-matter and methodologies for treating ocular inflammation, DED with chemerin or lipid-linked chemerin analogues.

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

OK-101

OK-101, our lead clinical product candidate, is primarily focused on keratoconjunctivitis sicca, commonly referred to as DED, which is a multifactorial disease caused by an underlying inflammation resulting in the lack of lubrication and moisture in the surface of the eye. DED is one of the most common ophthalmic conditions encountered in clinical practice. Symptoms of DED include constant discomfort and irritation accompanied by inflammation of the ocular surface, visual impairment and potential damage to the ocular surface. There are presently approximately 38 million people suffering from DED in the U.S. alone (Farrand et al. AJO 2017; 182:90; Market Scope 2023 Dry Eye Product Market Review), with the disease affecting approximately up to 34% of the population aged 50+ (Dana et al. AJO 2019; 202:47), and with women representing approximately two-thirds of those affected (Matossian et al. J Womens Health (Larchmt) 2019; 28:502–514). Prevalence of DED is anticipated to increase substantially in the next 10-20 years due to aging populations in the U.S., Europe, Japan and China and use of contact lenses in the younger population.

We believe this increase in prevalence of dry eye syndrome represents a major expanding economic burden to public healthcare. According to Fortune Business Insights, 2024 Report ID FB102413, the global DED market in 2023 was approximately $7.0 billion, with the market size expected to reach $13 billion by 2032. In addition, DED causes approximately $3.8 billion annually in healthcare costs and represents a major economic burden to public healthcare, accounting for more than $50 billion to the U.S. economy annually (Yu J et al,Cornea.2011;30:379).

At present, there are 7 prescription drugs available to treat DED: 1) Restasis® (0.05% cyclosporine), 2) Cequa® (0.09% cyclosporine), 3) Xiidra® (5% lifitegrast), 4) Tyrvaya® (0.03 mg varenicline), 5) Meibo™ (Perflurohexyloctane ophthalmic solution), 6) Vevye® (0.1% cyclosporine), and 7) Eysuvis® (0.25% loteprednol – a corticosteroid for short term use only). However, DED continues to be a major unmet medical need due to the large number of patients not well served by the approved treatments available to them through the medical establishment.

The development of new drugs to treat DED has been particularly challenging due to the multifactorial nature of the disease, the heterogeneous nature of the patient population suffering from DED, and the difficulties in demonstrating an improvement in both signs and symptoms of the disease in well-controlled clinical trials. The evidence from over 40 years of scientific literature, however, suggests inflammation as the most common underlying element of DED. Consequently, development of new therapeutic agents that target inflammatory pathways is looking to be an attractive approach in improving symptoms in DED patients.

Moreover, a large number of dry eye patients suffer from ocular neuropathic pain, making their condition more resistant to topical anti-inflammatory therapy, and a drug capable of targeting both of these aspects of DED would be a significant addition to the ocular-care practitioner’s arsenal for the treatment of DED and ocular pain.

The chemerin receptor (CMKLR1 or ChemR23) is a chemokine like GPCR expressed on select populations of cells including inflammatory mediators, epithelial and endothelial cells as well as neurons and glial cells in the dorsal root ganglion, spinal cord, and retina. Activation of CMKLR1 by chemerin has been shown to resolve the inflammation and pain in animal models of asthma and pain, respectively.

We have been pioneering the development of OK-101, a lipidated-chemerin analogue, which is an agonist of CMKLR1, in treating DED and other ocular inflammatory conditions. OK-101 was first identified in a program developed by OTT using membrane-tethered ligand technology.

The Company recently completed a phase 2b clinical trial of OK-101 to treat DED and is presently planning to open a trial of OK-101 in the third quarter of 2024 to treat NCP. (See Figure 1).

Figure 1. OKYO Pipeline

Pipeline Focus: OK-101 to Treat Ocular Diseases

Indication	Pre-clinical	Phase 1	Phase 2	Phase 3
OK-101				
Dry Eye Disease ("DED")	Phase 2 Trial Completed			
Neuropathic Corneal Pain ("NCP")	Plan to open trial in Q3 2024			
Allergic Conjunctivitis				
Uveitis				

OKYO PHARMA CONFIDENTIAL 7

OK-101 to treat Dry Eye Disease (DED)

On May 2, 2023, we announced that the first patient has been screened for our Phase 2b, multi-center, randomized, double-blinded, placebo-controlled trial of OK-101. Because the drug is designed to be administered topically, we were able to skip the standard Phase 1 studies typically expected with orally delivered or injectable drug candidates in non-life-threatening conditions and we opened the first trial with OK-101 as a Phase 2b clinical trial in DED patients (See OKYO Pipeline below). This trial was conducted in approximately 240 DED patients. The study was designed in conjunction with and was managed and monitored by Ora, well known for its leadership of ophthalmic clinical trial activities.

On June 6, 2023, we announced that patients in the ongoing phase 2b trial were now being dosed in the randomized portion of the phase 2b, multi-center, double-masked, placebo-controlled trial of topical ocular OK-101 to treat DED, following the two-week placebo run-in period intended to minimize the placebo effect. At that point in time, we hope to have succeeded with three major goals for the Company: 1) demonstration of ‘safety’ of OK-101 drug in humans, 2) demonstration of “proof of concept” that OK-101 shows efficacy in the treatment of DED patients, and 3) convincing evidence that OK-101 is potentially an FDA-approvable drug to treat DED patients, based on results from the efficacy points that were evaluated in this phase 2b trial.

On September 8, 2023, we announced that we had completed full enrollment of patients in the randomized portion of the Phase 2b multi-center, double-masked, placebo-controlled clinical trial of topical ocular OK-101 to treat DED. A total of 240 patients have been enrolled in this study.

On October 5, 2023, we announced that over 95% of randomized DED patients (230 patients) in the ongoing 240-patient DED trial had completed 4 weeks of dosing in the planned 12-week dosing study, with 174 patients (72% of randomized DED patients) completing 8 weeks of dosing, and 17 patients (7.1% of patients) completing the entire 12-week trial. The dropout rate was cited as 5.4% and unrelated to side effects. It was also announced that the trial was currently showing a favorable safety profile. Patients would be continuing on the study until all patients completed the 12-week dosing duration. OKYO announced that it would be monitoring the enrollment progress and the safety profile until the release of top-line data anticipated in December 2023.

On December 4, 2023, we announced the last patient of the ongoing 240-patient double-blind placebo-controlled phase 2b clinical trial of OK-101 to treat DED had completed the 12-week OK-101 dosing study. In addition, data analysis plans for the trial had been finalized and submitted to FDA for feedback, in anticipation of the database lock, subsequent data analysis, and reporting of top-line findings on OK-101.

On January 8, 2024, we announced OK-101 successfully achieved statistical significance for both sign and symptom endpoints in its first-in-human phase 2b trial of OK-101 in patients with DED. The double-masked, randomized, placebo-controlled Phase 2 trial was conducted at six sites in the U.S. and enrolled 240 subjects with DED dosed twice-daily (BID). Patients were randomly divided into 3 cohorts, with one of the cohorts dosed with 0.05% OK-101 (n=81), a second with 0.1% OK-101 (n=80), and the third cohort with vehicle (n=79). The duration of a patient’s treatment was 14 weeks, including a 2-week run-in period on placebo, to exclude placebo responders from the study, followed by 12 weeks in the randomized portion of the study.

●	Statistically significant drug effects were observed in FDA-recognized efficacy endpoints as early as the 15-day first visit after dosing. OK-101 demonstrated superiority when compared to placebo across at least two symptoms of DED including burning measured by the Ora Calibra© 4-symptom questionnaire as well as burning/stinging measured by a visual analogue scale as early as Day 15 (p = 0.04 and p=0.03, respectively).
●	A statistically significant improvement in blurred vision was also achieved at Day 29 (p = 0.01). OK-101 also demonstrated superiority when compared to placebo in the sign endpoint of total conjunctival staining as measured by the Ora Calibra© Staining Scale as early as Day 29 (p = 0.034).
●	Regarding the safety profile of the drug, OK-101 exhibited placebo-like tolerability with a very low adverse event profile and no drug-related severe ocular TEAEs were seen .
●	Additionally, fewer subjects in the OK-101 treated arm discontinued study medication (2.5%) compared to discontinuations in the placebo treated patients (3.8%). This first-in-human trial of OK-101 established a clear and informed path for further development in Phase 3 registration trials.

On January 31, 2024, we announced that following the positive safety and efficacy results in the Phase 2b trial of OK-101 to treat DED, three distinguished ophthalmologists: Victor Perez, M.D., Anat Galor, M.D., both from the Bascom Palmer Eye Institute, and Mark Milner, M.D., of the Goldman Eye in Palm Beach Gardens, Florida, have joined OKYO’s Scientific Advisory board (SAB). Drs. Perez, Galor and Milner join our existing SAB members: Drs. Pedram Hamrah, Jay Pepose and Napoleone Ferrara. OKYO’s SAB now has an ideal blend of clinical development expertise, including ocular surface disease and neuropathic corneal pain, from leading experts in those fields. These prominent corneal surgeons and leaders in the field of ophthalmology will be providing key input to OKYO’s management regarding further clinical development of OK-101 as we continue to focus our efforts on the advancement of OK-101 for the millions of patients who suffer from DED and NCP.

On March 22, 2024, we announced additional key findings from analyses of the clinical data set from the 240 patient Phase 2, randomized, double-masked, placebo-controlled trial evaluating the safety and efficacy of OK-101 ophthalmic solution in patients with DED.

●	In this press release, the Company reported additional OK-101 (0.05%) data, including conjunctival staining measured at Day 85 (p=0.056) demonstrating durability in this sign endpoint.
●	In addition, there were significant improvements in burning/stinging (p = 0.01, 0.006, 0.003 and 0.01 at Days 15, 29, 57 and 85, respectively) and in blurred vision (p = 0.09, 0.01, 0.03 and 0.06 at Days 15, 29, 57 and 85, respectively) which demonstrated sustained improvements throughout the trial.
●	Additional data analyses also showed statistically significant improvement in ocular pain measured by VAS that was durable throughout the trial with p values = 0.03, 0.04 and 0.01 at Days 29, 57 and 85, respectively. Furthermore, OK-101 improved tear film break-up time (TFBUT) as early as Day 15 and the improvement lasted throughout the trial with p values = 0.01, 0.05, 0.02, and 0.03 at Days 15, 29, 57 and 85, respectively.
●	Notably, it has been traditionally difficult to demonstrate durable statistical significance for the measurement of increase in TFBUT in clinical trials of DED treatments, due mainly to patient-to-patient variability. The positive results observed in this trial carry particular significance as OK-101’s proposed mechanism-of-action involves the normalization of goblet cell density as well as generating a healthier conjunctiva, a reduction of ocular pain, and ocular anti-inflammatory activity. An increase in goblet cell density should be expected to lead to an increase in mucin production, playing a key role in stabilizing the corneal tear film.
●	Moreover, data obtained from daily symptom diaries maintained by patients during the trial, commonly referred to as patient-reported outcome data, confirmed several of the DED symptoms also measured in the clinic, exhibiting significant improvements as early as Day 1 through Day 15 for pain, burning/stinging, eye dryness and itching, with p values of 0.01, 0.06, 0.005 and 0.009, respectively. This observation of statistically significant improvements in multiple DED symptoms as measured both from clinic visits and as reported by patients at home was striking.
●	Lastly, OK-101 was extremely well tolerated with a drop comfort score of 2.3 after 2 minutes post-instillation which is comparable to those of artificial tear results as measured by the Ora Calibra© Drop Comfort Scale[1] of 0–10, with a value of 0 being most comfortable and 10 being least comfortable.

OK-101 to Treat Neuropathic Corneal Pain (NCP)

Neuropathic corneal pain (NCP) has remained a challenging condition to treat since there are no FDA approved topical drugs available to treat this condition. Current treatments for neuropathic corneal pain are limited to short term NSAIDs, steroids, gabapentin, and opioids in severe cases. Neuropathic pain occurs through changes in both peripheral and central neurons leading to allodynia and hyperalgesia. Peripheral sensitization from the inflammatory cytokines during and after ocular surface injury alters responsiveness of peripheral sensory neurons, which initiates complex neuroinflammatory and electrophysiological signaling in the central nervous system that amplify the pain signaling.

The chemerin receptor (ChemR23) that OK-101 targets to produce its anti-inflammatory activity is not only expressed on select populations of immune cells, but is now believed to be expressed, as well, on neurons and glial cells in the dorsal root ganglion, spinal cord, and retina. In a separate set of animal model experiments, we evaluated the pain-reducing activity of OK-101 in a ciliary nerve ligation mouse model of corneal neuropathic pain. In collaboration with Pedram Hamrah, MD, Professor of Ophthalmology, an internationally recognized cornea specialist, and clinician-scientist at Tufts Medical Center, Boston, we previously demonstrated that OK-101 suppresses corneal neuropathic pain in a mouse model of ciliary nerve ligation developed in Dr. Hamrah’s laboratory. OK-101 was topically administered to mice in comparison to the positive control gabapentin which was administered via intraperitoneal injection. Pain relief was evaluated by an eye-wipe count, and OK-101 was shown to reduce corneal pain similar to that of gabapentin, a commonly used anticonvulsant oral drug typically used to treat neuropathic pain for conditions such as shingles and other systemic nerve pain disorders. Notably, the drug concentration of OK-101 used in this study was identical to that used in mouse models of DED that demonstrated ocular anti-inflammatory activity. OK-101 had no neurotoxic effect and did not affect the corneal epithelial integrity.

Based on the success of the animal model experiments, we believe OK-101 has the potential to address both the increased inflammatory cytokines resulting from tear film imbalance as well as heightened neurosensory abnormalities through peripheral corneal nerve damage. Consequently, we believe that OK-101 has the potential to not only treat DED but to separately treat neuropathic corneal pain.

On July 28, 2023, we announced a new agreement with Tufts Medical Center to conduct a 40-patient open-label clinical trial evaluating the efficacy and safety of OK-101 in subjects with neuropathic corneal pain (“NCP”). The Investigational New Drug (“IND”) application for NCP was planned to be filed in Q4 of 2023, with study enrollment planned to commence after IND allowance by the FDA.

On October 9, 2023, we announced the filing of the IND with the FDA for the development of OK-101 to treat NCP. The NCP trial, designed as a single-center trial, is presently planned to be conducted at Tufts Medical Center with Professor Pedram Hamrah, MD, a leading expert in NCP, serving as Principal Investigator of the study.

●	The trial, once started, is anticipated to take 6-9 months to conduct, and is anticipated to have a minor budgetary impact, with a total cost for the trial, including cost of drug manufacture and formulation, amounting to under $2 million.
●	NCP remains a major unmet medical need for the ocular community, as there is no FDA approved drug to treat NCP and this trial provides the opportunity to quickly establish OK-101’s potential to treat this condition.

On February 9, 2024, we announced that the U.S. Food and Drug Administration (FDA) has cleared OK-101 as its first Investigational New Drug (IND) application for the treatment of NCP.

●	Notably, our initial IND submission to FDA proposed an open-label design for the clinical trial. Based on positive feedback from FDA, the Phase 2 study is now designed as a single-center, double-masked, randomized, 12-week placebo-controlled trial comparing OK-101 to placebo in NCP patients.
●	A total of 48 patients are planned for the study, with NCP disease confirmed via confocal microscopy. The primary endpoint will be measured utilizing VAS pain relief scores.
●	These protocol changes will enable a statistically valid demonstration of a true drug effect of OK-101 on NCP symptoms. OKYO Pharma is presently scheduling this trial to begin in Q3 2024.

OK-201

On August 6, 2019, we signed a collaborative agreement with Tufts Medical Center, Boston and Pedram Hamrah, MD, Professor of Ophthalmology at Tufts University School of Medicine, Boston, MA to evaluate OKYO’s BAM8-22 analogues, including OK-201, as non-opioid analgesics to suppress corneal neuropathic pain using a mouse ocular pain model developed in Dr. Hamrah’s laboratory.

On April 28, 2021, we announced positive results of OK-201, a non-opioid analgesic drug candidate delivered topically in Dr. Hamrah’s mouse neuropathic corneal pain model, as a potential drug to treat acute and chronic ocular pain. Importantly, OK-201 demonstrated a reduced corneal pain response equivalent to that of gabapentin, a commonly used oral drug for neuropathic pain. These observations demonstrated preclinical ‘proof-of-concept’ for the topical administration of OK-201 as a potential non-opioid analgesic for ocular pain. Current treatments for corneal pain are limited to short term NSAIDs, steroids and oral gabapentin and opioids in severe cases.

Although the results with OK-201 were encouraging, due to subsequent success obtained with OK-101 (see section on OK-101) in follow-on animal model studies utilizing the same mouse neuropathic corneal pain model as for OK-201, we have decided to maintain this drug candidate at the exploratory level while we focus our primary energy on the OK-101 program to treat DED and NCP, based on OK-101’s combination of anti-inflammatory and ocular pain-reducing activities in animal models of these conditions.

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

License Agreement for OK-101

On Target Therapeutics (OTT) and Tufts Medical Centre (TMC) entered into a license agreement on April 3, 2017, or the Master License, pursuant to which OTT licensed exclusive rights to certain patent applications that describe and claim lipidated chemerin peptides and their uses in DED, or Chemerin. The Master License remains in effect until the royalty term has expired with respect to all licensed products in all countries. The Master License may be terminated by either party in the event of a material breach and in addition, OTT may terminate the Master License at any time upon 90 days’ notice.

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

Location	Tenure	Principal use
420 Lexington Avenue Suite 1402 New York, NY 10170	2 Months	CEO Office

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

Overview

We are a clinical-stage biopharmaceutical company developing next-generation therapeutics to improve the lives of patients suffering from inflammatory eye diseases and ocular pain. Our research program is focused on a novel G Protein-Coupled Receptor, or GPCR, which we believe plays a key role in the pathology of these inflammatory eye diseases of high unmet medical need. Our therapeutic approach is focused on targeting inflammatory and pain modulation pathways that drive these conditions. We are presently developing OK-101, our lead clinical product candidate, for two ocular conditions: 1) the treatment of dry-eye disease (DED), and 2) its potential to benefit patients with ocular neuropathic pain (NCP).

Figure 1. OKYO Pipeline

Pipeline Focus: OK-101 to Treat Ocular Diseases

Indication	Pre-clinical	Phase 1	Phase 2	Phase 3
OK-101				
Dry Eye Disease ("DED")	Phase 2 Trial Completed			
Neuropathic Corneal Pain ("NCP")	Plan to open trial in Q3 2024			
Allergic Conjunctivitis				
Uveitis				

OKYO PHARMA
CONFIDENTIAL 7

1)	OK-101 to treat Dry Eye Disease (DED)

On January 8, 2024, we announced OK-101 successfully achieved statistical significance for both sign and symptom endpoints in its first-in-human phase 2b trial of OK-101 in patients with DED. The double-masked, randomized, placebo-controlled Phase 2 trial was conducted at six sites in the U.S. and enrolled 240 subjects with DED dosed twice-daily (BID). Patients were randomly divided into 3 cohorts, with one of the cohorts dosed with 0.05% OK-101 (n=81), a second with 0.1% OK-101 (n=80), and the third cohort with vehicle (n=79). The duration of a patient’s treatment was 14 weeks, including a 2-week run-in period on placebo, to exclude placebo responders from the study, followed by 12 weeks in the randomized portion of the study.

●	Statistically significant drug effects were observed in FDA-recognized efficacy endpoints as early as the 15-day first visit after dosing.
●	OK-101 demonstrated superiority when compared to placebo across at least two symptoms of DED including burning measured by the Ora Calibra© 4-symptom questionnaire as well as burning/stinging measured by a visual analogue scale as early as Day 15 (p = 0.04 and p=0.03, respectively).
●	A statistically significant improvement in blurred vision was also achieved at Day 29 (p = 0.01).
●	OK-101 also demonstrated superiority when compared to placebo in the sign endpoint of total conjunctival staining as measured by the Ora Calibra© Staining Scale as early as Day 29 (p = 0.034).
●	Regarding the safety profile of the drug, OK-101 exhibited placebo-like tolerability with a very low adverse event profile and no drug-related severe adverse events.
●	Additionally, fewer subjects in the OK-101 treated arm discontinued study medication (2.5%) compared to discontinuations in the placebo treated patients (3.8%).
●	This first-in-human trial of OK-101 established a clear and informed path for further development in Phase 3 registration trials.

On March 22, 2024, we announced additional key findings from analyses of the clinical data set from the 240 patient Phase 2, randomized, double-masked, placebo-controlled trial evaluating the safety and efficacy of OK-101 ophthalmic solution in patients with DED.

●	In this press release, the Company reported additional OK-101 (0.05%) data, including conjunctival staining measured at Day 85 (p=0.056) demonstrating durability in this sign endpoint.
●	In addition, there were significant improvements in burning/stinging (p = 0.01, 0.006, 0.003 and 0.01 at Days 15, 29, 57 and 85, respectively) and in blurred vision (p = 0.09, 0.01, 0.03 and 0.06 at Days 15, 29, 57 and 85, respectively) which demonstrated sustained improvements throughout the trial.
●	Additional data analyses also showed statistically significant improvement in ocular pain measured by VAS that was durable throughout the trial with p values = 0.03, 0.04 and 0.01 at Days 29, 57 and 85, respectively.
●	Furthermore, OK-101 improved tear film break-up time (TFBUT) as early as Day 15 and the improvement lasted throughout the trial with p values = 0.01, 0.05, 0.02, and 0.03 at Days 15, 29, 57 and 85, respectively.
●	Notably, it has been traditionally difficult to demonstrate durable statistical significance for the measurement of increase in TFBUT in clinical trials of DED treatments, due mainly to patient-to-patient variability. The positive results observed in this trial carry particular significance as OK-101’s proposed mechanism-of-action involves the normalization of goblet cell density as well as generating a healthier conjunctiva, a reduction of ocular pain, and ocular anti-inflammatory activity. An increase in goblet cell density should be expected to lead to an increase in mucin production, playing a key role in stabilizing the corneal tear film.
●	Moreover, data obtained from daily symptom diaries maintained by patients during the trial, commonly referred to as patient-reported outcome data, confirmed several of the DED symptoms also measured in the clinic, exhibiting significant improvements as early as Day 1 through Day 15 for pain, burning/stinging, eye dryness and itching, with p values of 0.01, 0.06, 0.005 and 0.009, respectively. This observation of statistically significant improvements in multiple DED symptoms as measured both from clinic visits and as reported by patients at home is striking.
●	Lastly, OK-101 was extremely well tolerated with a drop comfort score of 2.3 after 2 minutes post-instillation which is comparable to those of artificial tear results as measured by the Ora Calibra© Drop Comfort Scale[1] of 0–10, with a value of 0 being most comfortable and 10 being least comfortable.

2)	OK-101 to Treat Neuropathic Corneal Pain (NCP)

Neuropathic corneal pain (NCP) has remained a challenging condition to treat since there are no FDA approved topical drugs available to treat this condition. Current treatments for neuropathic corneal pain are limited to short term NSAIDs, steroids, gabapentin, and opioids in severe cases. Neuropathic pain occurs through changes in both peripheral and central neurons leading to allodynia and hyperalgesia. Peripheral sensitization from the inflammatory cytokines during and after ocular surface injury alters responsiveness of peripheral sensory neurons, which initiates complex neuroinflammatory and electrophysiological signaling in the central nervous system that amplify the pain signaling.

On October 9, 2023, we announced the filing of the IND with the FDA for the development of OK-101 to treat NCP. The NCP trial, designed as a single-center trial, is presently planned to be conducted at Tufts Medical Center with Professor Pedram Hamrah, MD, a leading expert in NCP, serving as Principal Investigator of the study.

●	The trial, once started, is anticipated to take 6-9 months to conduct, and is anticipated to have a minor budgetary impact, with a total cost for the trial, including cost of drug manufacture and formulation, amounting to under $2 million.
●	NCP remains a major unmet medical need for the ocular community, as there is no FDA approved drug to treat NCP and this trial provides the opportunity to quickly establish OK-101’s potential to treat this condition.

On February 9, 2024, we announced that the U.S. Food and Drug Administration (FDA) has cleared OK-101 as its first Investigational New Drug (IND) application for the treatment of NCP. Notably, our initial IND submission to FDA proposed an open-label design for the clinical trial.

●	Based on positive feedback from FDA, the Phase 2 study is now designed as a single-center, double-masked, randomized, 12-week placebo-controlled trial comparing OK-101 to placebo in NCP patients. A total of 48 patients are planned for the study, with NCP disease confirmed via confocal microscopy. The primary endpoint will be measured utilizing VAS pain relief scores.
●	These protocol changes will enable a statistically valid demonstration of a true drug effect of OK-101 on NCP symptoms. OKYO Pharma is presently scheduling this trial to begin in Q3 2024.

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

The table below summarizes our R&D expenses incurred by program:

	Year ended March 31,
	2024	2023	2022 (restated)
Direct research and development expense by program:
OK-101	$8,179,510	$6,243,753	$1,514,361
OK-201	64,061	93,945	95,197
Total direct research and development expense	$8,243,571	$6,337,698	$1,609,558

Total research and development expense	$8,243,571	$6,337,698	$1,609,558

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

Comparison of Years Ended March 31, 2024 and 2023

The following tables summarizes our results of operations for the years ended March 31, 2024 and 2023:

	Year Ended March 31,
	2024	2023	Change

Operating Expenses:
Research and development	$(8,243,571)	$(6,337,698)	$(1,905,873)
General and administrative	$(7,506,161)	$(6,849,502)	$(656,659)
Total Operating expenses	$(15,749,732)	$(13,187,200)	$(2,562,532)

Other Income/ (Expense)	(1,053,313)	(96,687)	(956,626)

Tax (charge)/credit	(22,416)	12,202	(34,618)

Net Loss	$(16,825,461)	$(13,271,685)	$(3,553,776)

Other comprehensive loss:
Foreign currency translation adjustment	141,095	(441,015)	582,110

Total Comprehensive (Loss)	$(16,684,366)	$(13,712,700)	$(2,971,666)

Research and Development Expenses

Research and development activities were $8,243,571 for the year ended March 31, 2024 compared to $6,337,698 for the year ended March 31, 2023 an increase of $1,905,873. The increase is due to an increase in R&D activity focused on progressing the Phase II trials for OK-101.

General and Administrative Expenses

Operating expenses were $7,506,161 for the year ended March 31,2024 as compared to $6,849,502 for the year ended March 31, 2023, an increase of $656,659 The increase is predominantly due to costs relating to additional public and investor relations marketing expenses as we increased our activities to progress our pipeline.

Other Expenses

Other expenses were $1,053,313 for the year ended March 31, 2024 as compared to $96,687 for the year ended March 31, 2023. Other expenses comprise of the interest due on a related party loan.

Income Tax (Charge)/ Credit

An income tax charge of $22,416 was recognized for the year ended March 31, 2024 and an income tax credit of $12,202 was recognized for the year ended March 31, 2023. Credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure. The decrease in the provision is due primarily to a revision of the income tax credit policy for the year ended March 31, 2023 due to stricter requirements by the UK tax authorities.

Comparison of Years Ended March 31, 2023 and 2022

The following tables summarizes our results of operations for the years ended March 31, 2023 and 2022:

	Year Ended March 31,
	2023	2022	Change

Operating Expenses:
Research and development	$(6,337,698)	$(1,609,558)	$(4,728,140)
General and administrative	$(6,849,502)	$(4,608,008)	$(2,241,494)
Total Operating expenses	$(13,187,200)	$(6,217,566)	$(6,969,634)

Other Income/ (Expense)	(96,687)	-	(96,687)

Tax credit	12,202	786,521	(774,319)

Net Loss	$(13,271,685)	$(5,431,045)	$(7,840,640)

Other comprehensive loss:
Foreign currency translation adjustment	(441,015)	(837,152)	396,137

Total Comprehensive (Loss)	$(13,712,700)	$(6,268,197)	$(7,444,503)

Research and Development Expenses

Research and development activities were $6,337,698 for the year ended March 31, 2023 compared to $1,609,698 for the year ended March 31, 2022 an increase of $4,728,140. The increase is due to an increase in R&D activity focused on progressing the pipeline towards the eventual IND filing for OK-101 in DED.

General and Administrative Expenses

Operating expenses were $6,849,502 for the year ended March 31,2023 as compared to $4,608,008 for the year ended March 31, 2022, an increase of $2,241,494. The increase is predominantly due to costs relating to the IPO and NASDAQ listing such as D&O, compliance and legal, plus additional public and investor relations expenses, professional fees and other general administrative expenses as we increased our activities to progress our pipeline.

Other Expenses

Other expenses were $96,687 for the year ended March 31, 2023 as compared to nil for the year ended March 31, 2022. Other expenses comprise of the interest due on a related party loan.

Income Tax Credit

Income tax credits of $12,202 and $786,521 are recognized for the years ended March 31, 2023 and 2022, respectively. Credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure. The decrease in the provision is due primarily to a revision of the income tax credit policy for the year ended March 31, 2023 due to stricter requirements by the UK tax authorities.

B. Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sale of our ordinary shares, exercise of warrants and convertible loan notes.

As of March 31, 2024, we had cash and cash equivalents of $826,848.

Through March 31, 2024 we had received cash proceeds from the issuance of ordinary shares of $6,208,508.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended March 31,
	2024	2023	2022
Net cash used in operating activities	$(9,490,537)	$(7,695,242)	$(5,468,065)
Net cash used in investing activities	-	(5,916)	(1,669)
Net cash provided by financing activities	6,208,508	9,323,354	2,153,270

Net (decrease)/increase in cash and cash equivalents	$(3,282,029)	$1,622,196	$(3,316,464)

Net Cash Used in Operating Activities

Our use of cash in each of the years ended March 31, 2024, 2023 and 2022, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $9,490,537 during the year ended March 31, 2024 increased by $1,795,295 compared to the year ended March 31, 2023. The increase in net cash used in operating activities was primarily due to increase in activity progressing towards the phase II Trials in OK-101.

Net cash used in operating activities of $7,695,242 during the year ended March 31, 2023 increased by $2,227,177 compared to the year ended March 31, 2022. The increase in net cash used in operating activities was primarily due to an increase in activity progressing the pipeline towards the IND filing for OK-101.

Net Cash Used in Investing Activities

During the year ended March 31, 2024 no cash was used for investing activities. During the year ended March 31, 2023 and the year ended March 31, 2022, we used $5,916 and $1,669 of cash respectively, in investing activities for the purchases of property and equipment.

Net Cash Provided by Financing Activities

During the year ended March 31, 2024, net cash provided by financing activities was $6,208,508, consisting of net cash proceeds from our sale and issuance of ordinary shares.

During the year ended March 31, 2023, net cash provided by financing activities was $9,323,354, consisting of net cash proceeds from our sale and issuance of ordinary shares plus a $2M loan from a related party.

During the year ended March 31, 2022, net cash provided by financing activities was $2,153,270, consisting of net cash proceeds from our sale and issuance of ordinary shares, entering into fixed term convertible loan agreements and the exercise of warrants.

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

We do not believe that our existing cash, will enable us to fund our operating expenses and capital expenditure requirements for the foreseeable future. We have experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as of March 31, 2024, had an accumulated deficit of $143m, net loss for the year ended March 31, 2024, of $168m and net cash used in operating activities of $12.6m.

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

In October 2023 the loan from Tiziana Life Sciences Ltd was converted into Oridinary Shares in OKYO with accrued interest at a rate of 20%. The principal of $2,000k plus accrued interest of $1,150k was converted into 2,100,000 Ordinary Shares, with no par value, of OKYO Pharma Ltd. As at March 31, 2023 the full amount had been drawn down against the loan and $98,627 of interest had been accrued. The total balance due at March 31, 2023 for this loan was $2,207,209.

Due to the Ordinary Share conversion there was no loan balance from Tiziana Life Sciences at March 31, 2024.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of March 31, 2024 and 2023.

As at March 31, 2024

(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$-	$-	$-	$-
Operating lease obligations	$7	$7	$-	$-
Total	$7	$7	$-	$-

As at March 31, 2023

(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$2,000	$2,000	$-	$-
Operating lease obligations	$6	$6	$-	$-
Total	$2,006	$2,006	$-	$-

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Name	Age	Position
Gabriele Marco Antonio Cerrone MBA (2)	52	Non-Executive Chairman
Dr. Gary S. Jacob	77	CEO and Executive Director
Dr. Raj Patil	67	Chief Scientific Officer
Keeren Shah	48	Chief Financial Officer
Willy Simon (1) (2) (3)	73	Senior Non-Executive Director
John Brancaccio (1) (2) (3)	76	Non-Executive Director
Bernard Denoyer (1) (2) (3)	77	Non-Executive Director

(1)	Remuneration Committee member
(2)	Nomination Committee member
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

Bernard Denoyer– Non-Executive Director

Bernard F. Denoyer, a retired CPA, has served as a director of our company since December 2021. Mr. Denoyer served as Senior Vice President, Finance and Secretary of Synergy Pharmaceuticals, Inc, from July 2008 until his retirement in June 2017. Between 2004 and January 2013 Mr. Denoyer concurrently served as Principal Financial Officer of Synergy’s former parent company, Callisto Pharmaceuticals, Inc., until its merger with Synergy Pharmaceuticals, Inc. From October 2000 to December 2003, Mr. Denoyer was an independent consultant. Prior to this, Mr. Denoyer served as Chief Financial Officer and Senior Vice President of META Group, Inc., between June 1994 and October 2000.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation

Total Compensation for the Non-Executive Chairman and Non-Executive Directors

The table below sets out the total remuneration received by the Non-Executive Chairman and the Non-Executive Directors for the year ended March 31, 2024.

Name	Position	Fees earned or paid in cash ($000) (1)	Options awarded ($000) (2)	Other ($000) (3)	Total ($000)
Gabriele Cerrone	Non-Executive Chairman	376	-	934	1,310
Willy Simon	Non-Executive Director	40	10	-	50
John Brancaccio	Non-Executive Director	56	30	-	86
Bernard Denoyer	Non-Executive Director	40	11	-	51

(1)	The amounts have been translated into U.S. dollars from Pounds Sterling based upon the representative exchange rates as of March 31, 2024 of £1.00 = $1.2570063

(2)	Represents the fair value of incentive stock options granted during the year to March 31, 2024 using the Black-Scholes model for computing stock-based compensation expense as of the date of grant.

(3)	Represents the bonus for Gabriele Cerrone, settled in shares.

Narrative Disclosure to the Compensation table

Gabriele Cerrone

We entered into an appointment agreement with Gabriele Cerrone on January 6, 2021 to serve as our Non-Executive Chairman. This agreement entitles Mr. Cerrone to receive a consultancy fee of £120,000 per year. Effective from 1 October 2023 the Company has agreed to pay to the Consultant a fee of £450,000 per annum (plus VAT if any), increased from the prior level of £150,000, in twelve equal monthly instalments. In respect of the period from October 1, 2023 to September 30, 2024 the increased element of the fee of £300,000 will be settled by the issue of 200,532 ordinary shares accruing in 12 fixed monthly tranches with such shares to be issued at the end of each 3 month period.

Mr Cerrone’s bonus awarded for $934k in the year ended March 31, 2024 comprised of $614k awarded in recognition of his renegotiation with Tuft and dealing with the Office of Research Administration (ORA) regarding payment terms and $320k awarded in recognition of his efforts in arranging the global private placing in September 2023. Both bonuses were settled via the issuance of shares.

Mr Cerrone’s bonus awarded for $300k in the year ended March 31, 2023 comprised of $150k awarded in recognition of his support in the offering in May 2022 to list the Company on NASDAQ and $150k awarded in recognition of his efforts in arranging the global private placing in March 2023.

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

In addition to payment any payments that may become due elsewhere under this Agreement, Consultant is awarded and shall be entitled to a conditional payment on the following basis:

a) in the event that, during the period whilst Consultant is a director (executive or non-executive of the Company) and in the period of 6 (six) years following any termination or resignation of his directorship, either: (i) there is a sale, in one or a series of transactions, of all or substantially all of the assets (calculated on the basis of book values taking into account the fair value of the triggering transaction(s)) of the Group Companies (or a licence of the same on an exclusive or non-exclusive basis), where the Enterprise Value equals or exceeds US$275,000,000; or (ii) there is either a change of control (as defined below) of the Company where the Enterprise Value equals or exceeds US$275,000,000, Consultant will be entitled to receive a cash bonus in the amount equal to the Enterprise Value multiplied by three and one half (3.5) per cent; and

b) in the event that, during the period whilst Consultant is a director (executive or non-executive of the Company) and in the period of 6 (six) years following any termination or resignation of his directorship, either: (i) there is a sale, in one or a series of transactions, of all or substantially all of the assets (calculated on the basis of book values taking into account the fair value of the triggering transaction(s)) of the Group Companies (or a licence of the same on an exclusive or non-exclusive basis), where the Enterprise Value equals or exceeds US$500,000,000; or (ii) there is either a change of control (as defined below) of the Company where the Enterprise Value equals or exceeds US$500,000,000, paragraph (a) shall not apply but Consultant will instead be entitled to receive a cash bonus in the amount equal to the Enterprise Value multiplied by six and one half (6.5) per cent; and

Non -Executive Director remuneration

The remuneration of our non-executive directors is determined by our board as a whole, based on a review of current practices in other companies.

Compensation of Executive Directors

The table below sets the remuneration of each of the Executive Directors for the financial year ended March 31, 2024.

Name	Position	Fees earned or paid in cash ($000)	Bonus earned or paid in cash ($000)	Options awarded ($000) (1)	Total ($000)
Gary Jacob	Executive Director	392	196	526	1,114

(1)	Represents the fair value of incentive stock options granted during the year to March 31, 2024 using an appropriate valuation model for computing stock-based compensation expense as of the date of grant.

Narrative Disclosure to the Compensation table

We entered into an employment agreement with Dr. Gary S. Jacob, our Chief Executive Officer, on December 21, 2020 and amended the agreement on January 19, 2021. Pursuant to the agreement, Dr. Jacob had an annual salary of $350,000 and a cash bonus of up to 50% of his annual salary based on annual performance goals. In May 2022, it was agreed that Mr Jacobs base salary would increase from US$350,000 to US$450,000 effective from June 1, 2022, provided that the increase will initially accrue but only be paid following a future equity raise.

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

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for our directors, executive officers, and non-executive directors, as of March 31, 2024. The equity awards have been amended to reflect the share consolidation of 65 to 1 which took place on May 22, 2023:

Name	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share ($)	Grant Date	Expiration Date
Gary Jacob	615,384	4.26	01/06/2021	01/05/2031
	200,000	4.17	08/31/2021	08/30/2031
	84,615	2.13	03/14/2023	03/14/2033
	50,000	1.46	03/13/2024	03/13/2034

Willy Simon	30,769	3.83	07/06/2018	07/06/2028
	6,154	2.13	03/14/2023	03/14/2033
	20,000	1.65	11/24/2023	11/24/2033
	40,000	1.46	03/13/2024	03/13/2034

John Brancaccio	6,923	13.20	08/20/2020	08/20/2030
	13,846	4.17	08/31/2021	08/30/2031
	1,538	6.81	01/31/2022	01/31/2032
	15,385	2.13	03/14/2023	03/14/2033
	20,000	1.65	11/24/2023	11/24/2033
	40,000	1.46	03/13/2024	03/13/2034

Bernard Denoyer	15,384	6.81	01/31/2022	01/31/2032
	3,077	2.13	03/14/2023	03/14/2033
	10,000	1.46	03/13/2024	03/13/2034

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

The expiration of the current terms of the members of the Board of Directors and the period each member has served in that term are as follows:

Name	Year Current Term Began	Year Current Term Expires
Gabriele Cerrone	2023	2024
Gary Jacob	2023	2024
Willy Simon	2023	2024
John Brancaccio	2023	2024
Bernard Denoyer	2023	2024

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

D. Employees

As of March 31, 2024, we had 3 full time employees. Two of our employees were engaged in research and development and one employee was engaged in management, administration and finance. All three are located in the United States. None of our employees are members of labor unions. None of our employees are covered by a collective bargaining agreement.

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of July 28, 2024 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and

●	each member of our board of directors and each of our executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of July 28, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

	Number of Ordinary Shares Beneficially Owned
Name of beneficial owner	Shares	%

5% or Greater Shareholders:
Gabriele Cerrone(1)	9,278,169	26.91

Executive Officers and Directors:
Gabriele Cerrone(1)	9,278,169	26.91
Willy Simon(2)	41,256	*
Gary Jacob (3)	628,575	1.82
John Brancaccio(4)	25,517	*
Bernard Denoyer(5)	11,025	*
All directors and executive officers as a group (5 persons)(3)	9,984,542	28.96

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Mr. Gabriele Cerrone is the ultimate beneficial owner of ordinary shares through Planwise Group Limited and Panetta Partners Limited.

(2)	Includes 32,307 stock options which are currently exercisable or exercisable within 60 days of July 28, 2024

(3)	Includes 582,692 stock options which are currently exercisable or exercisable within 60 days of July 28, 2024

(4)	Includes 16,986 stock options which are currently exercisable or exercisable within 60 days of July 28, 2024

(5)	Consists of 11,025 stock options which are currently exercisable or exercisable within 60 days of July 28, 2024

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

B. Significant Changes

See Note 25 of our consolidated financial statements at the end of this Annual Report for a description of the significant changes since March 31, 2024.

ITEM 9: THE LISTING

A. Listing Details

From May 22, 2023, the principal trading market for our ordinary shares is the NASDAQ Capital Market. Prior to this date the primary market was the main market of the London Stock Exchange (LSE), where our ordinary shares have been listed since July 17, 2018. Prior to July 17, 2018 we were listed on the AIM market of the London Stock Exchange since 2014.

Our ordinary shares traded on the Main Market of the London Stock Exchange under the symbol “OKYO” since July 17, 2018 until May 19, 2023 when we delisted from the London Stock Exchange.

Our American Depositary Shares, or ADSs, have been trading on the NASDAQ Capital Market under the symbol “OKYO” since May 17, 2022 until May 21, 2023. These were substituted for ordinary shares in OKYO Pharma Ltd on May 22, 2023.

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

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not believe we were a PFIC for our 2023 tax year and we do not expect to be a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status.

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

If we are a PFIC, a U.S. Holder may not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ordinary shares if a valid “mark-to-market” election is made by the U.S. Holder for our ordinary shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our ordinary shares would be adjusted annually to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock may be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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

Distributions

Subject to the discussion above under “Passive Foreign Investment Company Rules”, a U.S. Holder that receives a distribution with respect to our ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received by the U.S. Holder to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it may be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as a capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. The amount of a dividend will include any amounts withheld by the company in respect of United Kingdom taxes.

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

Distributions paid on our ordinary shares may not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations under the Internal Revenue Code. Dividends paid by a “qualified foreign corporation’’ to non-corporate U.S. Holders are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult their tax advisors regarding the availability of the reduced tax rate on dividends to their particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “Passive Foreign Investment Company Rules’’), we may not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above may not apply.

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

All dividends received by an individual U.K. Holder from us or from other sources may form part of that U.K. Holder’s total income for income tax purposes and may constitute the top slice of that income. A nil rate of income tax will apply to the first £500 of taxable dividend income received by the individual U.K. Holder in a tax year. Income within the nil-rate band will be taken into account in determining whether income in excess of the £500 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 8.5 per cent. to the extent that the excess amount falls within the basic rate tax band, 33.75 per cent. to the extent that the excess amount falls within the higher rate tax band and 39.35 per cent. to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

A corporate holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ordinary shares are attributable.

Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should be the case, provided the dividends fall within an exempt class and certain conditions are met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the current rate of 25%).

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

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ordinary shares, the main rate of U.K. corporation tax (currently 25%) would apply. Indexation allowance is not available in respect of disposals of ordinary shares acquired on or after January 1, 2018 (and only covers the movement in the retail prices index up until March 31, 2017, in respect of assets acquired prior to that date). A holder of ordinary shares which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ordinary shares unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ordinary shares, through a permanent establishment) to which the ordinary shares are attributable. However, an individual holder of ordinary shares who is treated as resident outside the United Kingdom for the purposes of a double tax treaty, or who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ordinary shares during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).

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

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of March 31, 2024. Based on that evaluation, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer have concluded that as of March 31, 2024, due to the existence of the material weaknesses in the Company’s internal control over financial reporting described below, the Company’s disclosure controls and procedures were not effective.

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

Under the supervision and with the participation of management, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, the Company conducted an informal evaluation, based on regular verbal discussions between management and the audit committee, of the effectiveness of its internal control over financial reporting based on the framework described in Internal Control-Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission, as revised in 2013. Based on that evaluation, management has concluded that the Company did not maintain effective internal control over financial reporting as of the period ended March 31, 2024 due to the existence of the material weaknesses in internal control over financial reporting described below.

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

Remediation efforts

Management has begun to remediate this item in the following manner:

i.	The Company has hired additional accounting staff and formalized review controls have been implemented

ii.	Periodic assessments have been performed to evaluate the sufficiency of the Company’s accounting resources and needs for recruiting additional personnel, in addition to providing our accounting personnel with regular training over applicable IFRS accounting standards, complex accounting and financial reporting subject matters, and SEC reporting.

We intend to continue the remediation of the material weaknesses discussed above as soon as practicable, but we can give no assurance that we will be able to do so. Designing and implementing effective disclosure controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we have taken and intend to take may not fully address the material weaknesses that we have identified, and material weaknesses in our disclosure controls and procedures may be identified in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the aggregate fees billed to us for services rendered by PKF Littlejohn LLP, our independent registered public accounting firm and Mazars, our previous independent registered public accounting firm:

Mazars LLP	Year Ended March 31,
	2024	2023
	(in thousands)
Audit fees	-	107
Other assurance services(1)	7	227

Total	7	334

PKF Littlejohn LLP	Year Ended March 31,
	2024	2023
	(in thousands)
Audit fees	126	121
Other assurance services(1)	25	-

Total	151	121

(1)	Other assurance services include interim reviews, analyzing the processes, controls, and operations equired for other filings

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

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16K: CYBERSECURITY

We believe cybersecurity is critical to advancing our technological advancements. As a biopharmaceutical company, we face a multitude of cybersecurity threats that range from attacks common to most industries, such as ransomware and denial-of service. Our customers, suppliers, subcontractors, and business partners face similar cybersecurity threats, and a cybersecurity incident impacting us or any of these entities could materially adversely affect our operations, performance, and results of operations. These cybersecurity threats and related risks make it imperative that we expend resources on cybersecurity.

Our Board of Directors oversees management’s processes for identifying and mitigating risks, including cybersecurity risks, to help align our risk exposure with our strategic objectives. Senior leadership, including our cybersecurity consultant, regularly briefs the Board of Directors on our cybersecurity and information security posture and the Board of Directors is apprised of cybersecurity incidents deemed to have a moderate or higher business impact, even if immaterial to us. The full Board retains oversight of cybersecurity because of its importance. In the event of an incident, we intend to follow our detailed incident response playbook, which outlines the steps to be followed from incident detection to mitigation, recovery, and notification, including notifying functional areas (e.g., legal), as well as senior leadership and the Board, as appropriate. Our Cybersecurity consultant has extensive information technology and program management experience. We have implemented a governance structure and processes to assess, identify, manage, and report cybersecurity risks.

As a biopharmaceutical company, we must comply with extensive regulations, including requirements imposed by the Federal Drug Administration related to adequately safeguarding patient information and reporting cybersecurity incidents to the SEC. We work with our cybersecurity consultant on assessing cybersecurity risk and on policies and practices aimed at mitigating these risks. We believe we are positioned to meet the requirements of the SEC. In addition to following SEC guidance and implementing pre-existing third party frameworks, we have developed our own practices and frameworks, which we believe enhance our ability to identify and manage cybersecurity risks. Third parties also play a role in our cybersecurity. We engage third-party services to conduct evaluations of our security controls, whether through penetration testing, independent audits, or consulting on best practices to address new challenges. Assessing, identifying, and managing cybersecurity related risks are factored into our overall business approach.

We rely heavily on our supply chain to deliver our products and services, and a cybersecurity incident at a supplier, subcontractor or business partner could materially adversely impact us. We require that our subcontractors report cybersecurity incidents to us so that we can assess the impact of the incident on us. Notwithstanding the extensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured.

ITEM 16L: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18: FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1.

ITEM 19: EXHIBITS

Exhibit No.	Description

3.1**	Memorandum and Articles of Incorporation of OKYO Pharma Limited (Incorporated by reference to Exhibit 3.1for Form 20-F filed on August 15, 2023)
8.1	List of Subsidiaries. (Incorporated by reference to Exhibit 21.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.1**	OKYO Pharma Limited Share Option Plan With Non-Employee Sub-Plan And US Sub-Plan (Incorporated by reference to Exhibit 10.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.2**	Executive Employment Agreement dated December 21, 2020 between Gary S. Jacob and OKYO Pharma Limited as amended on January 19, 2021. (Incorporated by reference to Exhibit 10.2 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.3**	Collaboration Agreement between On Target Therapeutics, LLC and OKYO Pharma Limited dated June 4, 2018 (Incorporated by reference to Exhibit 10.3 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.4**	Amendment to Collaboration Agreement between On Target Therapeutics, LLC and OKYO Pharma Limited dated October 22, 2018 (Incorporated by reference to Exhibit 10.4 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.5**	License Agreement dated as of May 1, 2018 by and between Tufts Medical Center, Inc. and OKYO Pharma Limited (Incorporated by reference to Exhibit 10.5 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.6**	Shared Services Agreement dated as of January 1, 2018 by and between OKYO Pharma Limited and Tiziana Life Sciences plc (Incorporated by reference to Exhibit 10.6 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.7**	License and Sublicense Agreement dated May 22, 2017 by and between On Target Therapeutics, LLC and OKYO Pharma Limited (Incorporated by reference to Exhibit 10.7 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.8**	First Amendment to the License and Sublicense Agreement dated March 25, 2021 by and between On Target Therapeutics, LLC and OKYO Pharma Limited. (Incorporated by reference to Exhibit 10.8 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.9**	Collaboration Agreement dated August 6, 2019 between Tufts Medical Center, Inc. and OKYO Pharma Limited. (Incorporated by reference to Exhibit 10.9 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Mazars LLP.
15.2*	Consent of PKF Littlejohn LLP
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed Herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OKYO Pharma Ltd

By:	/s/ Gary Jacob
Gary Jacob
Chief Executive Officer

Date:	August 13, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OKYO PHARMA LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of OKYO Pharma Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheets of OKYO Pharma Limited and its subsidiaries (the “Group”) as of March 31, 2024 and 2023 and the related Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows for each of the two years in the period ended March 31, 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of March 31, 2024 and 2023 and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Group is pre-revenue and its business model requires significant ongoing expenditure on research and development that include the costs to progress the clinical pipeline. The Group is anticipating cash receivables of $0.4m to be received by the end of September 2024 and has a pledge of financial support from certain existing investors. The Group projects that without additional financing facilities not already mentioned, it will run out of cash in December 2024. The Directors are taking steps to put engagements and plans in place to ensure that sufficient funds will be forthcoming, to include deferred payment of existing liabilities, working capital cost reductions and raising additional equity. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Date: August 13, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of OKYO Pharma Limited

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply changes in presentation and disclosure described in Note 2A and 17, the consolidated balance sheets of OKYO Pharma Limited and its subsidiary (the Group) as of March 31, 2022, together with the related consolidated statement of operations and comprehensive loss, consolidated statement of shareholders’ equity, and consolidated statement of cash flows for the period ended March 31, 2022 and the related notes (collectively referred to as the ‘consolidated financial statements’). The 2022 consolidated financial statements before the effects of the adjustments discussed in Note 2A and 17 are not presented herein. The 2022 consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply changes in presentation and disclosure described in Note 2A and 17, present fairly, in all material respects, the financial position of the Group as of March 31, 2022, and the results of its operations and its cash flows for the period ended March 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply changes in presentation and disclosure described in Note 2A and 17 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by PKF Littlejohn LLP.

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

Forvis Mazars LLP

We served as the Group’s auditor from 2019 until November 24, 2022.

London, England

August 15, 2022

OKYO Pharma Limited

Consolidated Balance Sheets

	Year ended March 31,
	2024	2023
	$	$
ASSETS
Current assets:
Cash and cash equivalents	826,848	4,045,381
Current taxation receivable	559,128	559,128
Other receivables	151,938	592,195
Total current assets	1,537,914	5,196,704
Property and Equipment, net	3,350	7,216
Total non-current assets	3,350	7,216
Total assets	1,541,264	5,203,920

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities:
Trade and other payables	7,062,137	4,262,855
Related party payable	358,709	779,191
Loan payable to related party	-	2,215,111
Total current liabilities	7,420,846	7,257,157
Total liabilities	7,420,846	7,257,157
Shareholders’ Equity:
Share premium	143,112,687	131,385,892
Share options reserve	4,748,610	3,628,756
Warrants reserve	93,748	82,376
Foreign currency translation reserve	(11,311,447)	(11,452,542)
Retained deficit	(142,523,180)	(125,697,719)
Total shareholders’ equity	(5,879,582)	(2,053,237)
Total liabilities and shareholders’ equity	1,541,264	5,203,920

OKYO Pharma Limited

Consolidated Statements of Operations and Comprehensive Loss

	Year ended March 31,
	2024	2023	2022 (restated)*
	$	$	$
Operating expenses:
Research and development	(8,243,571)	(6,337,698)	(1,609,558)
Operating Expenses	(7,506,161)	(6,849,502)	(4,608,008)
Total operating expenses	(15,749,732)	(13,187,200)	(6,217,566)

Other (expense):
Finance expense	(1,053,313)	(96,687)	-
Loss from operations before income taxes	(16,803,045)	(13,283,887)	(6,217,566)
Income tax	(22,416)	12,202	786,521
Loss for the year	(16,825,461)	(13,271,685)	(5,431,045)

Other Comprehensive loss:
Exchange differences on translating foreign operations	141,095	(441,015)	(837,152)
Comprehensive loss	(16,684,366)	(13,712,700)	(6,268,197)

Basic and diluted loss per share attributable to common shareholders	$(0.57)	$(0.61)	$(0.36)

*	Refer to Note 2A and 18A

OKYO Pharma Limited

Consolidated Statements of Shareholders’ Equity

	No. of Shares	Share Capital	Options reserve	Warrant reserve	Convertible Loan Note reserve	Retained Earnings	Translation Reserve	Total Equity
		$	$	$	$	$	$	$
Balance at March 31, 2021	10,351,020	111,629,173	636,313	861,214	8,370,836	(106,003,753)	(10,174,375)	5,319,408

Convertible loan note and warrant interest	—	—	—	546,318	444,918	(991,236)	—	—
Convertible loan note conversion	4,847,483	8,876,397	—	—	(8,876,397)	—	—	—
Currency translation on Convertible Loan note conversion	—	—	—	—	654,833	—	—	654,833
Transfer between equity reserves		—	—	594,190	(594,190)	—	—	—

Options charge	—	—	1,737,876	—	—	—	—	1,737,876
Options forfeiture			(19,149)					(19,149)
Warrants Exercised	5,946,271	3,470,940	—	(2,010,030)	—	—	—	1,460,910
Warrants charge	—	—	—	61,721	—	—	—	61,721
Total transactions	10,793,754	12,347,337	1,718,727	(807,801)	(8,370,836)	(991,236)	—	3,896,191
Comprehensive income
Loss for the period	—	—	—	—	—	(5,431,045)	—	(5,431,045)
Currency translation	—	—	—	—	—	—	(837,152)	(837,152)
Total comprehensive income	—	—	—	—	—	(5,431,045)	(837,152)	(6,268,197)
Balance at March 31, 2022	21,144,774	123,976,510	2,355,040	53,413	—	(112,426,034)	(11,011,527)	2,947,402

Issuance of shares fundraising net	4,341,500	7,323,354	—	—	—	—	—	7,323,354
Expenses settled in shares	33,500	86,028	—	—	—	—	—	86,028
Options charge	—	—	1,286,128	—	—	—	—	1,286,128
Options forfeiture	—	—	(12,412)	—	—	—	—	(12,412)
Warrants charge	—	—	—	28,963	—	—	—	28,963
Total transactions	4,375,000	7,409,382	1,273,716	28,963	—	—	—	8,712,061
Loss for the period	—	—	—	—	—	(13,271,685)	—	(13,271,685)
Currency translation	—	—	—	—	—	—	(441,015)	(441,015)
Total comprehensive income	—	—	—	—	—	(13,271,685)	(441,015)	(13,712,700)
Balance at March 31, 2023	25,519,774	131,385,892	3,628,756	82,376	-	(125,697,719)	(11,452,542)	(2,053,237)
Issuance of shares fundraising net	4,159,270	6,208,508	—	—				6,208,508
Expenses settled in shares	1,557,272	2,368,287	—	—	—	—	—	2,368,287
Issuance of shares, related party loan conversion	2,100,000	3,150,000	—	—	—	—	—	3,150,000
Options charge	—	—	1,121,273	—	—	—	—	1,121,273
Options forfeiture	—	—	(1,419)	—	—	—	—	(1,419)
Warrants charge	—	—	—	11,372	—	—	—	11,372
Total transactions	7,816,542	11,726,795	1,119,854	11,372	—	—	—	12,858,021
Loss for the period	—	—	—	—	—	(16,825,461)	—	(16,825,461)
Currency translation	—	—	—	—	—	—	141,095	141,095
Total comprehensive income	—	—	—	—	—	(16,825,461)	141,095	(16,684,366)
Balance at March 31, 2024	33,336,316	143,112,687	4,748,610	93,748	—	(142,523,180)	(11,311,447)	(5,879,582)

OKYO Pharma Limited

Consolidated Statements of Cash Flows

	Year ended March 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from operations before income taxes	(16,803,045)	$(13,283,887)	$(6,217,566)
Adjustments to reconcile net loss to net cash used in operating activities:
Share option charge	1,121,273	1,286,128	1,737,876
Warrant charge	11,372	28,963	61,721
Forfeiture of options	(1,419)	(12,412)	(19,149)
Depreciation of fixed assets	3,866	3,797	2,331
(Gain)/Loss on foreign exchange	55,183	51,192	(9,230)
Expenses settled in shares	3,452,769	86,028	-
Gain on disposal of right of use asset	-	-	(179)
Net decrease in related party receivables	-	-	27,376
Net increase/(decrease) in related party payables	(570,075)	814,319	48,900
Net (increase)/decrease in operating assets/other receivables	440,257	167,718	(802,154)
Net (decrease)/increase in trade and other payables	2,799,282	2,963,759	(297,991)
Cash inflow from taxation	-	199,153	-
Net cash used in operating activities	(9,490,537)	(7,695,242)	(5,468,065)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	-	(5,916)	(1,669)
Net cash used in investing activities	-	(5,916)	(1,669)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	-	7,323,354	-
Proceeds from Fundraising, net	6,208,508	-	-
Processed from warrants exercised	-	-	2,153,270
Loan from related party	-	2,000,000	-
Net cash provided by financing activities	6,208,508	9,323,354	2,153,270

Net (decrease)/increase in cash and cash equivalents	(3,282,029)	1,622,196	(3,316,464)
Cash and cash equivalent, beginning of period	4,045,381	2,700,724	6,889,329
Exchange difference	63,496	(277,539)	(872,141)
Cash and cash equivalent, end of period	826,848	4,045,381	2,700,724

Non Cash items:
Conversion of related party loan into shares	3,150,000	-	-

1. Reporting Entity

OKYO Pharma Limited (the “Company” or “OKYO”) is a company domiciled in Guernsey and listed on the main market on the NASDAQ Capital Market (NASDAQ: OKYO). The Company was previously dual listed with a standard listing on the main market of the London Stock Exchange (LSE: OKYO) until May 22, 2023 when it delisted from the standard segment of the main market of the London Stock Exchange.

The Company is developing next-generation therapeutics to improve the lives of patients with dry eye diseases and chronic pain. Our goal is to develop first in class drug candidates that prevent the disease instead of controlling it, and we achieve this through our collaboration with pioneer scientists in the field.

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

Basis of measurement

Going Concern

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as of March 31, 2024, had an accumulated deficit of $142.5m ($109m of this accumulated loss relates to a discontinued business prior to the reorganisation in 2018), a net loss for the year ended March 31, 2024, of $16.8m and net cash used in operating activities of $9.5m.

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation. On the basis of those projections, the directors conclude that, without raising additional funding, the company will not be able to meet its liabilities as they fall due within the next 12 months from the date when these financial statements are issued. The cash balance as at the end of July 2024 is approximately $0.3m. The Group is anticipating cash receivables of $0.4m to be received by the end of September 2024, and a pledge of financial support from existing investors. The cash burn rate until from the beginning of August to the end of December 2024 is projected at $2.6m, and the Group projects that without additional financing facilities not already mentioned, it will run out of cash in December 2024. Consequently, in the opinion of the directors there is substantial doubt about the Group’s ability to continue as a going concern.

The Directors are however aware, through their own extensive experience in the sector, that this position is not uncommon in the context of a pre-revenue life sciences company principally involved in cash consuming research and development activity. The Directors took strategic advantage of the opportunity to dual list the Company on NASDAQ in May 2022 in order to be able to access potential liquidity in the US, which is generally a more favorable environment for life sciences companies to raise money and where there are more specialist investors focused on early-stage opportunities. The Company raised $2.5m as part of the NASDAQ IPO and since March 2023 have raised an additional $11.4m through private placements to management, new and existing investors.

The Directors are taking steps to put engagements and plans into place to ensure that sufficient funds will be forthcoming to progress the clinical pipeline. These steps include deferred payments of existing liabilities, working capital cost reductions and raising additional equity.

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

New and Revised Standards

Standards in effect in 2024

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on April 1, 2023, that are relevant to the Group or that have had any material impact in the year to March 31, 2024. New standards, amendments to standards and interpretations that are not yet effective, have been deemed by the Group as currently not relevant, and not likely to have a material impact on the Group, and hence are not listed here.

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

In the current year, Research and Development tax credits are not provided for and are recognized when received. This policy is as a result of the UK tax authority’s new regime of reviewing nearly every tax claim it receives. In the year ended March 31, 2022, Research and Development tax credits were provided for in the year that the costs were incurred. These were estimated based on eligible research and development expenditure. Any difference compared to the amount rebated is recognized when the cash is received from the UK tax authorities.

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

Simplified approach

The simplified approach is applied to the impairment assessment of other receivables.

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

The Group has leases for its offices. The group does not have leases greater than 12 months. There are no leases reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have any leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset.

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

2A. RECLASSIFICATION OF PRIOR YEAR PRESENTATION

Certain amounts for the year ended March 31, 2022 have been reclassified for consistency with the current year and year ended March 31, 2023 presentation. These reclassifications had no effect on the reported results of operations.

For a more accurate representation of research and development expenses, an adjustment has been made to the Consolidated statement of Operations and comprehensive loss for the year ended March 31, 2022, to reclassify patent related expenditure to research and development expenses from operating expenses.

The impact of the reclassification on the Group’s Consolidated statement of operations and comprehensive loss is as follows:

Consolidated statement of operations and comprehensive loss

Year ended March 31, 2022	As Previously reported	Adjustment	As restated
	$	$	$
Research and development	(1,301,178)	(308,380)	(1,609,558)
Operating expenses	(4,916,388)	308,380	(4,608,008)
Total operating expenses	(6,217,566)	-	(6,217,566)

Total Comprehensive loss for the year	(6,268,197)	-	(6,268,197)

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

The resulting cost of an equity incentive award is recognised as an expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognised over the vesting period using the straight-line method.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 14 to our consolidated financial statements.

4. OPERATING EXPENSES

Operating expenses are stated after charging/(crediting):

	Year Ended March 31,
Group	2024 $	2023 $	2022 $
Director fees including bonus (excluding Chairman’s bonus)	1,100,192	910,403	707,385
Chairman’s bonus	934,007	300,000	-
Auditor’s Remuneration (refer to Note 20) *	158,195	454,692	349,665
Legal and Professional fees	1,377,774	1,432,926	1,143,300
(Gain)/Loss on disposal of leases	-	-	(179)
FX Gains and losses	55,183	99,930	(13,577)
Depreciation	3,866	3,797	2,423

*	This has been restated for presentational purposes only to include audit-related assurance services in addition to fees payable to the company’s auditors for the audit of the parent company (being OKYO Pharma Limited) and consolidated financial statements. Refer to note 20 where details of auditor’s remuneration has been disclosed. This has no impact on the primary financial statements.

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

6. EMPLOYEES INCLUDING OFFICERS, EXECUTIVE AND NON-EXECUTIVE DIRECTORS

	Year ended March 31,
	2024 $	2023 $	2022 $
Group
Staff costs comprised:
Directors’ salaries	2,039,447	1,204,285	707,385
Wages and salaries	612,076	548,328	323,186
Social security costs	11,386	151,967	84,449
Recruitment costs	-	13,750	14,259
	2,662,909	1,918,330	1,129,279
The average monthly number of employees, including directors, employed by the group during the years ending March 31, 2024, March 31, 2023, and March 31, 2022 were:
Research and Development	2	2	2
Corporate and administration	5	6	5
	7	8	7

The Group and Company made $5,598 of payments to a defined contribution pension schemes on behalf of Directors or employees during the year ended March 31, 2024 (March 31, 2023: $6,510, March 31 2022: $2,622)

7. REMUNERATION OF KEY MANAGEMENT PERSONNEL

Directors of the Group and Company received the following remuneration during the years ended March 31, 2024 and 2023:

	Year ended March 31,
	2024				2023
$’000	Directors’ fees	Bonus	Salary	Share based payment expenses	Directors’ fees	Bonus	Salary	Share based payment expenses
G. Cerrone (1)	376	934	-	-	145	300	-	-
G Jacob	-	196	392	526	-	217	433	834
W Simon	40	-	-	10	39	-	-	-
J Brancaccio	56	-	-	30	39	-	-	24
B Denoyer (3)	40	-	-	11	39	-	-	18
	512	1,130	392	577	262	517	433	876

	Year ended March 31,
$’000	2022
	Directors fees	Bonus	Salary	Share based payment expenses

G. Cerrone (1)	164	-	-	-
G Jacob	-	75	350	1,579
W Simon	44	-	-	1
K. Shailubhai (2)	18	-	-	(15)
J Brancaccio	42	-	-	20
B Denoyer (3)	15	-	-	4
	283	75	350	1,589

(1)

Gabriele Cerrone’s bonus awarded for $939k in the year ended March 31, 2024 comprised of $614k awarded in recognition of his renegotiation with Tuft and dealing with the Office of Research Administration (ORA) regarding payment terms and $320k awarded in recognition of his efforts in arranging the global private placing in September 2023. Both bonuses were settled via the issuance of shares.

Gabriele Cerrone’s bonus awarded for $300k in the year ended March 31, 2023 comprised of $150k awarded in recognition of his support in the offering in May 2022 to list the Company on NASDAQ and $150k awarded in recognition of his efforts in arranging the global private placing in March 2023.

(2)	K Shailubhai resigned as Director on 17 June 2021
(3)	Bernard Denoyer was appointed as Director on 24 November 2021

The following share options were granted to Directors in the year:

	2024	2023	2022
	Number of options	Number of options	Number of options

J Brancaccio	60,000	15,385	15,385
G Jacob	50,000	84,615	200,000
W Simon	60,000	6,154	-
B Denoyer	10,000	3,077	15,384
	180,000	109,231	230,769

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

	2024	2023	2022
	$’000	$’000	$’000

Short-term employee benefits	2,559	1,500	1,026
Share based payments	1,005	1,273	1,815

	3,564	2,773	2,841

8. TAXATION

	Year ended March 31,
	2024 $	2023 $	2022 $
Group
Current year tax charge/(credit)	55,280	-	(509,282)
Adjustments in respect of prior periods	(32,864)	(12,202)	(277,239)

Deferred tax
Origination and reversal of timing differences	-	-	-

Total tax charge/(credit) for the period	22,416	(12,202)	(786,521)

The tax charge/(credit) for the year is different from the standard rate of corporation tax in the United Kingdom of 19%. The difference can be reconciled as follows:

Loss before taxation	(16,803,045)	(13,283,888)	(6,217,566)
Loss charged at standard rate of corporation tax 19%	(3,192,578)	(2,523,939)	(1,181,337)
Tax losses arising in the year not recognized	3,032,344	2,279,050	524,870
Tax losses surrendered for Research and Development	-	-	667,335
Expenses not deductible for taxation	220,187	241,985	370,306
Tax increase from effect of capital allowances and depreciation	748	124	(3)
Research and Development tax claim	-	-	(509,282)
Research and Development enhanced expenditure	-	-	(377,187)
Research and Development tax credits claimed in respect of previous periods	(32,864)	(12,202)	(277,240)
Consolidation adjustment in relation to foreign exchange movements	(5,421)	2,780	(3,983)
Total tax charge/(credit) for the period	22,416	(12,202)	(786,521)

No deferred tax asset has been recognized in respect of trading losses carried forward because of uncertainty as to when these losses will be recoverable.

The Group has tax losses of $38,992,275 (2023: $23,903,092, 2022: $15,870,525) to carry forward for use against future profits.

9. FINANCE INCOME AND COSTS

	Year ended March 31,
	2024 $	2023 $	2022 $
Finance Income
Interest income	-	-	-
Total finance income	-	-	-

Finance Expenses
Interest expense on lease liabilities	-	-	-
Interest expense on related party loan	(1,053,313)	(96,687)	-
Total finance expenses	(1,053,313)	(96,687)	-

10. PROPERTY, PLANT AND EQUIPMENT

Details of the Group’s property, plant and equipment are as follows:

$	IT equipment	Total
Cost
At 1 April 2023	15,315	15,315
Additions	-	-
Disposals	(5,037)	(5,037)
Foreign exchange	189	189
At March 31, 2024	10,467	10,467

Depreciation
At 1 April 2023	8,099	8,099
Charge in year	3,866	3,866
Write Off Disposals	(5,037)	(5,037)
Foreign exchange	189	189
At March 31, 2024	7,117	7,117
Net Book Value as at March 31, 2024	3,350	3,350

$	IT equipment	Total
Cost
At April 1, 2022	9,779	9,779
Additions	5,916	5,916
Disposals	-	-
Foreign exchange	(380)	(380)
At March 31, 2023	15,315	15,315

Depreciation
At April 1, 2022	4,554	4,554
Charge in year	3,797	3,797
Foreign exchange	(252)	(252)
At March 31, 2023	8,099	8,099

Net Book Value as at March 31, 2023	7,216	7,216

The Group’s property, plant and equipment is located in the following operating segments:

Group	Net Book Value March 31 2024
	$
UK		1,859
US		1,491
Total		3,350

Group	Net Book Value March 31 2023
	$
UK		3,433
US		3,783
Total		7,216

11. PREPAID EXPENSES AND OTHER RECEIVABLES

	Year ended March 31,
	$2024	2023
Group
Other receivables	5,585	340,848
VAT receivable	16,227	80,099
Prepayments	130,126	171,248
	151,938	592,195

There are no differences between the carrying amount and fair value of any of the trade and other receivables above.

Prepayments includes no prepaid invoices relating to the OK-101 project.

12. TRADE AND OTHER PAYABLES

	Year ended March 31,
	$2024	2023
Group
Trade payables	6,128,132	2,314,581
Other payables	103,830	73,197
Accruals	504,657	1,545,410
Bonus accrual	325,518	329,667
	7,062,137	4,262,855

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

The Company manages its capital to maximise the return to the shareholders through the optimisation of equity. The capital structure of the Company as at March 31, 2024 and 2023 consists of equity attributable to equity holders of the Company, comprising issued capital, reserves and retained deficit as disclosed.

The Company manages its capital structure and makes adjustments to it, in light of economic conditions and the strategy approved by shareholders. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares and release the Company’s share premium account. No changes were made in the objectives, policies or processes during the year ended March 31, 2024 and March 31, 2023.

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

On May 22, 2023, the Company delisted from the standard segment of the Main Market of the London Stock Exchange and had a sole listing on the NASDAQ capital market. In conjunction with the delisting, there was a share consolidation of 65 to 1. The effect of the share consolidation has been reflected below for all periods.

The Company is authorized to issue an unlimited number of nil par value shares of a single class.

	Shares	Share capital
Issued ordinary shares of US$0.00 each	Number	$
At March 31, 2022 per 20-F Annual Report	1,374,415,468	123,976,510
Group Reorganization : Share Consolidation 65 to 1
Restated at 31 March 2022	21,144,745	123,976,510
Issue of share (IPO) – May 2022	625,000	2,500,000
Issue of share (IPO) – Cost of fundraising – May 2022	-	(742,979)
Expenses settled in shares	33,500	86,028
Issue of share (IPO) – March 2023	3,716,529	5,741,335
Issue of share (IPO) – Cost of fundraising – March 2023	-	(175,000)
At March 31, 2023	25,519,774	131,385,892
Issue of share for fundraising, net Sept-Dec 2023	4,159,270	6,208,508
Expenses settled in shares	1,557,272	2,368,287
Issuance of Shares to related party – Loan Conversion	2,100,000	3,150,000
At March 31, 2024	33,336,316	143,112,687

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

Dividends

The Directors paid no dividend during the year to March 31, 2024 and March 31, 2023.

14. SHARE OPTIONS AND WARRANTS

Options

The Company operates share-based payment arrangements to remunerate Directors and key employees in the form of a share option scheme. It also issues options in lieu of fees to key suppliers and collaborators. The exercise price of the option is normally equal to the market price of an ordinary share in the Company at the date of grant.

In May 2023, the company delisted from the Main Market of the London Stock Exchange and carried out a share consolidation of 65 to 1. The effect of the share consolidation has been reflected below for all periods in the calculation of the number of options issued and the weighted average exercise price.

	2024		2023
	Options	Weighted Average exercise price ($)	Options	Weighted Average exercise price ($)
Outstanding at April 1	1,696,451	3.85	1,113,841	4.86
Granted	727,500	1.53	612,610	1.04
Forfeited	(2,301)	2.13	(30,000)	-
Exercised	-	-	-	-
Outstanding at March 31	2,421,650	3.34	1,696,451	3.85
Exercisable at March 31	894,956	4.34	560,082	4.41

	2022
	Options	Weighted Average exercise price (cents)
Outstanding at April 1	934,615	4.48
Granted	433,072	5.46
Forfeited	(253,846)	3.84
Exercised	-	-
Outstanding at March 31	1,113,841	4.86
Exercisable at March 31	222,115	4.78

During the years ending March 31, 2024, March 31, 2023, and March 31, 2022 no options were exercised.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $1,146,835 (2023: $1,649,386). A share-based payment charge for the year of $1,119,854 (2023: $1,273,716) has been expensed in the statement of comprehensive income. The share based payment charge in the year to March 31, 2024 includes a forfeiture of $1,419 (2023: $12,412).

The weighted average contractual life of options outstanding at March 31, 2024 is 7.60 years. (2023: 5.73 years).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price $	Share Options as at March 31, 2024
July 6, 2018	July 6, 2025	3.69	30,769
August 20, 2020	August 19, 2028	12.72	11,538
January 6, 2021	January 5, 2031	4.10	615,384
January 21, 2021	January 11, 2031	6.48	23,076
April 15, 2021	April 15, 2031	6.47	76,923
August 31, 2021	August 31, 2031	4.02	221,538
January 31,2022	January 30, 2032	6.57	134,613
August 1, 2022	July 31,2027	4.10	10,000
September 20, 2022	September 19, 2027	4.10	28,000
November 22,2022	November 23,2022	5.13	76,923
March 14, 2023	March 13, 2027	1.85	465,386
July 26, 2023	July 26,2033	1.53	260,000
October 20, 2023	October 20, 2033	1.57	85,000
November 20, 2023	November 20, 2033	1.71	65,000
November 24, 2023	November 24,2033	1.65	40,000
March 1, 2024	March 1,2034	1,33	20,000
March 13, 2024	March 13, 2034	1.46	257,500
Total			2,421,650

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

The Company has estimated a forfeiture rate of zero.

The model inputs for options granted during the year ended March 31, 2024 valued under the Black Scholes Valuation model are:

	Grant Date
	March 1, 2024	March 13, 2024

Grant date share price	$1.33	$1.46
Exercise share price	$1.33	$1.46
Vesting periods	50% over two years	33.3% over three years
Risk free rate	4.18%	4.19%
Expected volatility	91.0%	91.0%
Option life	4 years	4 years

	Grant Date
	July 26, 2023	October 20, 2023	November 20, 2023	November 24, 2023

Grant date share price	$1.53	$1.57	$1.71	$1.65
Exercise share price	$1.53	$1.57	$1.71	$1.65
Vesting periods	25% over four years	33.3% over three years	25% over four years	25% over four years
Risk free rate	3.91%	4.31%	3.70%	3.91%
Expected volatility	68.8%	72.0%	72.0%	72.0%
Option life	4 years	4 years	4 years	4 years

The model inputs for options granted during the year ended March 31, 2023 valued under the Black Scholes Valuation model are:

	Grant Date
	August 1, 2022		September 20, 2022		November 22, 2022		March 14, 2023

Grant date share price	5	p	5	p	6.3	p	2.5	p
Exercise share price	5	p	5	p	6.3	p	2.5	p
Vesting periods	25% each quarter		100% in one year		Fully vested		25% over four years
Risk free rate	1.47%		3.26%		3.16%		3.2%
Expected volatility	81.2%		81.8%		68.3%		125%
Option life	2 years		2 years		2 years		4 years

Warrants

On May 22, 2023, the Company delisted from the standard segment of the Main Market of the London Stock Exchange and had a sole listing on the NASDAQ capital market. In conjunction with the delisting, there was a share consolidation of 65 to 1. The effect of the share consolidation has been reflected below for all periods.

As part of the acquisition of the OK-101 project, the underlying scientific founders of the OK-101 Project (inukshuk Holdings), who will continue to be involved in the development of the Project, received 563,986 warrants as consideration. The warrants are exercisable at a price of 292.5 pence each and are split into four distinct tranches and each tranche becomes exercisable upon satisfaction of a specific developmental milestone. The warrants are currently exercisable until 12 July 2026.

In May 2020, warrants were granted over 13,986 shares at an exercise price of 178.75p per share in in lieu of professional fees. The warrants were exercisable until 21 May 2023 and have now lapsed.

No warrants were granted or exercised in the year to March 31, 2024 or March 2023.

	March 31, 2024		March 31, 2023
	Warrants	Weighted Average exercise price (cents)	Warrants	Weighted Average exercise price (cents)

Outstanding at April 1	563,986	397	563,986	397
Granted	-	-	-	-
Exercised	-	-	-	-

Outstanding at March 31	563,986	397	563,986	397

Exercisable at March 31	307,692	221	13,986	221

The Directors have estimated the fair value of the warrants in services provided using the Black-Scholes valuation model based on the assumptions below.

The remaining fair value of the warrant instruments is nil (2023: $11,194). For the consideration warrants, the charge has been expensed over the vesting period. For all other warrants, the charge has been expensed over the service period. A share-based payment charge for the year of $28,963 (2023: $61,721) has been expensed in the statement of comprehensive income.

15. FINANCIAL INSTRUMENTS

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

Group	2024
$	Less than 3 months	3 to 12 months	Total
Trade and other payables	1,028,764	6,033,373	7,062,137
Related party payables	25,019	333,690	358,709
	1,053,783	6,367,063	7,420,846

Group	2023
$	Less than 3 months	3 to 12 months	Total
Trade and other payables	2,800,918	1,461,937	4,262,855
Related party payables	-	2,994,302	2,994,302
	2,800,918	4,456,239	7,257,157

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

Interest rate risk

The Group has limited exposure to interest-rate risk arising from its bank deposits and convertible loan note instruments. These deposit accounts are held at variable interest rates based on Barclays Bank plc, Alpha Group International plc, Wells Fargo and Penn Community Bank base rates.

The Directors do not consider the impact of possible interest rate changes based on current market conditions to be material to the net result for the year or the equity position at the year-end for either the year ended March 31,2024 or March 31, 2023.

16. RELATED PARTY TRANSACTIONS

All related party transactions occurred in the normal course of operations.

Tiziana Life Sciences Ltd

Tiziana Life Sciences Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. The Company shares premises and other resources with Tiziana Life Sciences Ltd and there is a shared services agreement in place between the Company and Tiziana Life Sciences Ltd. As at March 31, 2024, the Company had incurred $139,963 (2023: $159,501) worth of costs in relation to this agreement and at March 31, 2024 $297,870 (2023: $184,150) was due to Tiziana Life Sciences Ltd.

Tiziana Life Sciences Ltd also paid other invoices on behalf of the Company. As of March 31, 2024, Tiziana had paid $35,347 worth of costs on behalf of the Group. As of March 31, 2023, Tiziana had paid $433,140 worth of costs on behalf of the Group, of which $230,000 was repaid by the Company in April 2023. As of March 31, 2024, $75,267 is due to Tiziana Life Sciences Ltd.

In August 2022, Tiziana Life Sciences Ltd issued a short-term credit facility to OKYO Pharma for $2m to support short term liquidity. The loan was available for a period of 6 months upon first draw-down and carries an interest rate of 16% per annum, with additional default interest of 4% if the loan is not repaid after the 6-month period.

In February 2023, Tiziana Life Sciences Ltd issued an additional short-term credit facility to OKYO Pharma for $0.5m to further support short term liquidity, under the same terms as the loan above. As at March 31, 2023 $488,009 had been drawn down against the loan and $7,902 of interest had been accrued. The total balance due at March 31, 2023 for this loan was $7,902 as the principal of the loan was repaid during March 2023. The principal of $2,000k plus accrued interest of $1,150k were converted into 2,100,000 Ordinary Shares, with no par value, of OKYO Pharma Ltd on October 25.2023.

Directors – (See Note 7 also)

At March 31, 2024, the Company owed John Brancaccio $13,408 for his fees from December 2023 to March 2024.

At March 31, 2024, the Company owed Bernard Denoyer $13,408 for his fees from December 2023 to March 2024.

At March 31, 2024, the Company owed Gary Jacobs $29,167 his fees from February 2024 to March 2024.

At March 31, 2024, the Company owed Willy Simon $13,408 for his fees from December 2023 to March 2024.

At March 31, 2024 the Company owed Gabriele Cerrone $62,850 for his fees from December 2023 to March 2024.

17. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the year.

In May 2023, the company delisted from the Main Market of the London Stock Exchange and carried out a share consolidation of 65 to 1. The weighted average number of ordinary shares in issue shown below has been retrospectively adjusted to reflect this share consolidation. As such, the number of shares presented below may not be consistent with that presented elsewhere.

	Year ended March 31,
	2024	2023

(Loss) attributable to equity holders of the company ($)	(16,825,461)	(13,271,685)
Weighted average number of ordinary shares in issue (adjusted)	29,343,727	22,257,058
Basic and dilutive loss per share (dollars per share)	(0.57)	(0.61)

Year ended March 31,
2022

(Loss) attributable to equity holders of the company ($)	(5,431,045)
Weighted average number of ordinary shares in issue (adjusted)	15,064,813
Basic and dilutive loss per share (dollars per share)	(0.36)

As the Group is reporting a loss from continuing operations for the year then, in accordance with IAS 33, the share options are not considered dilutive because the exercise of the share options would have an anti-dilutive effect. The basic and diluted earnings per share as presented on the face of the Statement of comprehensive income are therefore identical.

18. LEASES

The Group is a lessee and does not have any leases as a lessor.

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of 12 months or less.

The Group has leases for its offices. The Group does not have leases of low value assets. The group does not have leases greater than 12 months.

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

Operating leases

At March 31, 2024 and March 31, 2023, the company had annual commitments under non-cancellable operating leases:

Operating leases which expire:	March 31, 2024	March 31, 2023
	$	$
Within one year	6,660	6,000

19. AUDITOR’S RENUMERATION

During the period, the group obtained the following services from the company’s auditors PKF, our independent registered public accounting firm and Mazars, our previous independent registered public accounting firm.:

Mazars LLP	March 31, 2024	March 3,1 2023	March 31, 2022
	$	$	$
Fees payable to the company’s auditors for the audit of the parent company and consolidated financial statements	-	106,927	200,773

Fees payable to the company’s auditors for other services:
Audit-related assurance services	7,354	227,208	148,892

	7,354	334,135	349,665

PKF Littlejohn LLP	March 31, 2024	March 31, 2023	March 31, 2022
	$	$	$
Fees payable to the company’s auditors for the audit of the parent company and consolidated financial statements	125,701	120,557	-

Fees payable to the company’s auditors for other services:
Audit-related assurance services	25,140	-	-

	150,841	120,557	-

20. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	March 31, 2024	March 31, 2023
	$	$
Cash at bank and in hand:

GBP	275,342	471,974
EURO	898	-
USD	550,608	3,573,407

	826,848	4,045,381

21. COMMITMENTS AND CONTINGENCIES

The Group’s main financial commitments relate to the contractual payments in respect of its licensing agreements. Due to the uncertain nature of scientific research and development and the length of time required to reach commercialisation of the products of this research and development, pre-clinical, clinical and commercial milestone obligations are not provided for until there is a reasonable certainty that the obligation will become payable. Contractual commitments are detailed where amounts are known and certain.

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

22. POST BALANCE SHEET EVENTS

There are no post balance sheet events to report.

