Form 20-F
period 2025-03-31
OKYO Pharma Ltd
filed 2025-07-18
CIK 1849296

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of July 3, 2025: 37,610,676 ordinary shares.

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

Presentation of Financial Information AND OTHER DATA

This annual report includes our audited consolidated financial statements as of and for the years ended March 31, 2025, 2024, and 2023, which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Our financial information is presented in United States dollars. For the convenience of the reader, in this annual report, unless otherwise indicated, translations from Pounds Sterling into U.S. dollars were made at the rate of £1.00 to $1.289607, which was the rate on March 31, 2025. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Pounds Sterling at the dates indicated.

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data for the years ended March 31, 2025, 2024 and 2023 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

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

As of March 31, 2025, 2024, and 2023, the representative exchange rates were £1.00 = $1.289607, £1.00 = $1.2626 and £1.00 = $1.23472, respectively.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements included at the end of this Annual Report and the related notes and Item 5, “Operating and Financial Review and Prospects” below.

Consolidated Statement of Operations and Comprehensive Loss Data:

	Years Ended March 31,
	2025	2024	2023
	(in thousands except per share data)
Operating expenses:
Research and development	$(2,254)	$(8,244)	$(6,338)
General and administrative	(4,838)	(7,506)	(6,849)
Total operating expenses	(7,092)	(15,750)	(13,187)
Loss from operations	(7,092)	(15,750)	(13,187)
Other income (expense)	(878)	(1,053)	(97)
Tax (charge)/credit	3,264	(22)	12
Net loss attributable to ordinary shareholders	(4,706)	(16,825)	(13,272)
Other comprehensive loss:
Foreign currency translation adjustment	(159)	141	(441)
Total comprehensive loss	(4,865)	(16,684)	(13,713)

Basic and diluted net loss per ordinary share	(0.20)	(0.57)	(0.61)

Consolidated Balance Sheet Data:

	As of March 31,
	2025	2024	2023
	(in thousands except share and per share data)
Cash and cash equivalents	$1,561	$827	$4,045
Working capital	(5,552)	(5,883)	(2,060)
Total assets	3,677	1,541	5,204
Total shareholders’ equity/(deficit)	(5,550)	(5,880)	(2,053)

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

Our product candidates urcosimod (formally known as OK-101) and OK-201, are both early in the development stage. Our ability to generate product revenue, which is not expected to occur for several years, if ever, will depend heavily on the successful development of the product candidates, many stages of clinical trials, regulatory approval and eventual commercialization. We currently generate no revenue from sales of any product and may never be able to develop or commercialize a marketable product.

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

While the pre-clinical development of urcosimod and initial studies in animal models and humans have been encouraging, the scope of these studies is limited, and significant risks exist that urcosimod may never progress to a commercially viable product. Laboratory studies in animal models carry the risk that similar results may not be seen or reproduced in future tests and trials, and there can be no guarantee that a successful test in a mouse or other animal model will be capable of being reproduced in a human clinical trial. Small scale trials and the results thereof, can be misleading as to efficacy, safety and other findings, as the outcome may be influenced by laboratory or demographic factors and not due to the chemistry or biological effect of the drug candidate being evaluated. Larger scale trials often fail to produce the same positive results seen in small scale trials for a variety of reasons and clinical trials in humans frequently fail to reproduce efficacy seen in animal trials in the laboratory. Failure can often result after significant sums have been expended on research and often where initial trial results (both in animals and in humans) have shown very encouraging results.

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

Any commercial development of urcosimod is highly dependent on a number of factors, including:

●	the successful conduct of further human trials in the initial indications of neuropathic corneal pain (NCP) and Dry Eye Disease (DED);

●	receipt of marketing approvals for urcosimod in the United States and other jurisdictions where separate approval is required and where we subsequently choose to market urcosimod;

●	launching commercial sales of urcosimod, if and when approved;

●	acceptance of urcosimod by patients, the medical community and third-party payers;

●	Urcosimod competing effectively with existing therapies and in particular with established products addressing the same clinical needs;

●	Urcosimod influencing the treatment guidelines in relevant territories; and

●	further clinical trials to provide additional data to support commercialization of urcosimod and to permit wider label claims.

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

As of March 31, 2025, our cash and cash equivalents balance was approximately $1.6 million and our working capital deficit was approximately $5.6 million. Due to our recurring losses from operations and the expectation that we will continue to incur losses in the future, we will be required to raise additional capital to complete the development and commercialization of our current product candidates. We have historically relied upon private and public sales of our equity, as well as debt financings to fund our operations. In order to raise additional capital, we may seek to sell additional equity and/or debt securities or obtain a credit facility or other loan, which we may not be able to do on favorable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development and/or commercialization of our product candidate, restrict our operations or obtain funds by entering into agreements on unfavorable terms. Failure to obtain additional capital at acceptable terms would result in a material and adverse impact on our operations.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

PKF Littlejohn, LLP, our independent registered public accounting firm for the fiscal year ended March 31, 2025, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended March 31, 2025, indicating that our liquidity position post July 2026 raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position by July 2026, we may not be able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

We anticipate that we will continue to incur significant losses for the foreseeable future.

The amount of our future net losses will depend, in part, on the rate of our future expenditures, including further research and development activity. The amount of net losses will also depend on our success in developing and commercializing urcosimod and other products that may generate significant revenue. Any failure by us to become and remain profitable could depress the value of our ordinary shares and could impair our ability to expand our business, maintain our research and development efforts, diversify our product offerings or continue our operations.

We will need to spend extensively on further research activities and there can be no guarantee that we will have access to sufficient funds to fully realize our research and development plan or to commercialize any products derived from research activities.

We expect to incur further significant expenses in connection with our ongoing research and development activities in relation to our products, including funding future clinical studies, registration, manufacturing, marketing, sales and distribution. In order to finance fully our strategy, we may require more capital than is available from our existing cash balances.

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

Risks Related to Commercialization of Our Product Candidates

Even if we successfully develop a product which shows efficacy in human subjects there remain high barriers to commercial success

Even if we were to receive regulatory approval for urcosimod or any other products, we may be unable to commercialize them.

There are a number of factors that may inhibit our efforts to commercialize urcosimod or any other products on our own, including:

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

We face significant competition from pharmaceutical companies. We have competitors internationally, including major multinational pharmaceutical companies, universities and research institutions. With respect to urcosimod for the treatment of DED, there are a number of established companies engaged in the development and marketing of preparations addressing the DED market. In addition, there are a wide range of products addressing the DED market currently approved and marketed by a number of large and small pharmaceutical companies

All of our competitors have substantially greater financial, technical and other resources, such as larger research and development teams, proven marketing and manufacturing organizations and well-established sales forces. Our competitors may succeed in developing, acquiring or licensing drug products that are more effective or less costly than products which we are currently developing or which it may develop.

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

Risks Related to Our Intellectual Property

The expiration of certain intellectual property rights or an inability to obtain, maintain or enforce adequate intellectual property rights for products that are marketed or in development may result in additional competition from other third-party products. Third parties may have blocking intellectual property rights which could prevent the sale of products by us or require that compensation be paid to such third parties

The extent of our success will, to a significant degree, depend on our ability to establish, maintain, defend and enforce adequate intellectual property rights and to operate without infringing the proprietary or intellectual property rights of third parties. We have been granted, or have in-licensed rights under, a number of key patent families for urcosimod (or other proprietary rights), and patent applications are pending in the UK, U.S., the EU, and certain other jurisdictions. We may develop or acquire further technology or products that are not patentable or otherwise protectable. The strength of patents in the pharmaceutical field involves complex legal and scientific questions and can be uncertain. Patents or other rights might not be granted under any pending or future applications filed or in-licensed by us and any claims allowed might not be sufficiently broad to protect our technologies and products from competition. Competitors may also successfully design around key patents held by us, thereby avoiding a claim of infringement. There is a risk that not all relevant prior art has been identified with respect to any particular patent or patent application and the existence of such prior art may invalidate any patents granted (or result in a patent application not proceeding to grant). Patents or other registerable rights might also be revoked for other reasons after grant. Third parties may challenge the validity, enforceability or scope of any granted patents. Our defense of our proprietary rights could involve substantial costs (even if successful) and could result in declarations of invalidity or significantly narrow the scope of those rights, limiting their value.

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

While we believe that we have novel composition of matter on the urcosimod peptide and novel methods of its use in treating either NCP or DED, we cannot be sure that these patent applications will issue as patents. Each patent office has different patentability requirements, but we believe that the license patent applications contain patentable subject matter. The process for issuance of a patent involves correspondence with each local patent office in the jurisdictions in which the patent application is filed. That process, patent prosecution, involves a discussion of any relevant prior art and typically a discussion of the scope of the claims. The patent prosecution process can take several years depending on the jurisdiction and is not in the control of the patent owner, but in the control of the local patent office. We cannot be sure the outcome of the patent prosecution will be successful and result in issued patents.

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

We are highly dependent on our current executive officers and their services are critical to the successful implementation of our product development and regulatory strategies. While suitable contracts of employment and consultancy agreements are in place, including six to 12 months’ notice periods for all executive officers, they may give notice to terminate their employment or services with us at any time. The loss of the services of any of our executive officers and our inability to find suitable replacements could harm our business, prospects, financial condition, results of operations and ability to achieve the successful development or commercialization of our products.

Challenges in identifying and retaining key personnel could impair our ability to conduct and grow our operations effectively. Our ability to compete in the highly competitive pharmaceutical industry depends upon our ability to attract and retain highly qualified management and sales teams. We are intending to recruit our own commercial team and expand our existing central infrastructure team. Many of the other pharmaceutical companies and academic institutions that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. We might not be able to attract or retain these key people on conditions that are economically feasible. Our inability to attract and retain these key people could have a material adverse effect on our business, prospects, financial conditions and results of operation.

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

Employee misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental or relevant regulatory authority investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions, and our reputation.

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

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the European Union. Additionally, orphan drug designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biologic product. In the European Union, orphan drug designation entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor.

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

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in an NDA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of our product candidates, a regulatory or enforcement authority may:

●	issue a warning letter asserting that we are in violation of the law;

●	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

●	suspend or withdraw regulatory approval;

●	suspend any ongoing clinical trials;

●	refuse to approve a pending NDA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;

●	restrict the marketing or manufacturing of the product;

●	seize or detain the product or otherwise require the withdrawal of the product from the market;

●	refuse to permit the import or export of the product; or

●	refuse to allow us to enter into supply contracts, including government contracts.

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

In order to market any products in a country or territory, we must establish and comply with numerous and varying regulatory requirements of such countries or territories regarding safety and effectiveness. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in all major markets could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials, which would be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates in those countries. For example, in many jurisdictions outside of the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products would also be subject to approval. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We currently do not have any product candidates approved for sale in any jurisdiction, whether in the United States, the European Union or any other international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be compromised.

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

In March 2010, the Patient Protection and Affordable Care Act (‘PPACA’) (as amended by the Health Care and Education Reconciliation Act of 2010) was passed, which substantially changes the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry, it is now known as the Affordable Heathcare Act (“ACA”). The ACA, among other things: (i) addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) establishes annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expands the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

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

For each state that does not choose to expand its Medicaid program, there likely will be fewer insured patients overall, which could impact the sales, business and financial condition of manufacturers of branded prescription drugs. Where patients receive insurance coverage under any of the new options made available through the PPACA, manufacturers may be required to pay Medicaid rebates on that resulting drug utilization. The U.S. federal government also has announced delays in the implementation of key provisions of the ACA.

In addition, there have been judicial and congressional challenges to certain aspects of the ACA, and we expect the current administration and Congress will likely continue to seek legislative and regulatory changes, including repeal and replacement of certain provisions of the ACA.

The Trump Administration issued a proposed rule on March 10, 2025 (“Proposed Rule”) amending regulations governing insurance coverages subject to the ACA.

In conjunction with the Proposed Rule, the Centers for Medicare & Medicaid Services (“CMS”) issued a statement explaining that the proposed regulations include “critical and necessary steps to protect people from being enrolled in Marketplace coverage without their knowledge or consent, promote stable and affordable health insurance markets, and ensure taxpayer dollars fund financial assistance only for the people the ACA set out to support.” To support its position, CMS cited a report from the Paragon Health Institute suggesting “4 to 5 million people were improperly enrolled in subsidized ACA coverage in 2024, costing federal taxpayers up to $20 billion.” The impact analysis that accompanies the Proposed Rule shows that the Proposed Rule will reduce enrollment in the ACA plans, reduce the number of people who access premium tax credits and cost-sharing reductions that make coverage more affordable, and limit benefits available to individuals.

The Proposed Rule contains a variety of key changes to the regulations governing health insurance subject to the ACA that will impact those seeking to obtain health coverage through state and federal insurance marketplaces (the “Marketplace”). In this regard, the Proposed Rule does the following:

● Allows insurers to deny coverage to individuals who have past-due premium from prior coverage, allowing insurers to consider past due premium amounts as owed as the initial premium for new coverage.

● Excludes persons who are Deferred Action for Childhood Arrivals (“DACA”) from eligibility to enroll in a health insurance plans offered on the Marketplace or access premium tax credits and cost-sharing reductions.

● Requires CMS to apply a “preponderance of the evidence” standard before terminating an agent for cause as to their agreement with CMS to solicit and sell Marketplace coverage.

● Eliminates the ability of an individual to certify to their income when applying for premium tax credits and cost-sharing reductions, instead requiring income determinations be reconciled with tax filing or other information potentially creating coverage delays and administrative barriers. In addition, if an individual does not file a Federal income tax return for two years, the individual will not be eligible for premium tax credits and cost-sharing reductions.

● Institutes income eligibility verifications for premium tax credits and cost-sharing reductions and charges people auto-reenrolled into zero-premium plans a small monthly payment until they confirm their eligibility information.

● Adjusts the automatic enrollment hierarchy for individuals.

● Shortens the annual open enrollment period from the current period, November 15 to January 15, reducing it by one month, to November 15 to December 15.

● Removes the monthly special enrollment period (“SEP”) for qualified individuals who become eligible for premium tax credits and cost-sharing reductions because their projected household income falls to or below 150% of the federal poverty level, which means that these individuals will have to wait before they can access premium tax credits and cost sharing reductions.

● Changes de minimis thresholds for the actuarial value for plans subject to essential health benefits (“EHB”) requirements and for income-based cost-sharing reduction plan variations.

● Updates the annual premium adjustment percentage methodology to establish a premium growth measure that according to the Proposed Rule reflects premium growth in all affected markets, increasing the cost of coverage.

● Prohibiting insurance companies subject to ACA requirements from providing coverage for services related to a sex-trait modification as an essential health benefit.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

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

The Trump Administration will have the opportunity to address these regulations as well as drug pricing, health care access, and other health care reform issues. Any further legislative or administrative action to reduce reimbursement or health benefits to beneficiaries under the Medicare or Medicaid program could affect the payment we could collect from the sale of any product in the United States.

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

The EU and UK GDPR applies extraterritorially and implements stringent operational requirements for controllers and processors of personal data. For example, the EU and UK GDPR: (i) require detailed disclosures to data subjects; (ii) require disclosure of the legal basis on which personal data is processed; (iii) make it harder to obtain valid consent for processing; (iv) require the appointment of a data protection officers where sensitive personal data (i.e. health data) is processed on a large scale; (v) provide more robust rights for data subjects; (vi) introduce mandatory data breach notification through the EU and in the UK; (vii) impose additional obligations when contracting with service providers; and (viii) require an appropriate privacy governance framework to be implemented including policies, procedures, training and data audit. The EU GDPR permits Member State derogations for certain issues and, accordingly, we are also subject to EU national laws relating to the processing of certain data such as genetic data, biometric data and data concerning health. Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, or our partners or service providers, to comply with the EU and/or UK GDPR could result in regulatory investigations, enforcement notices and/ or fines of up to the higher of 20,000,000 Euros/17,500,000 GBP or up to 4% of our total worldwide annual turnover. In addition to the foregoing, any breach of privacy laws or data security laws, particularly those resulting in any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition

As a data controller, we are accountable for any third-party data service providers we engage to process personal data on our behalf. We attempt to address the associated risks by performing security assessments, detailed due diligence and regularly performing privacy and security reviews of its vendors and requiring all such third-party providers with data access to sign agreements, including business associate agreements, and where required under EU or UK law, obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above. We are also subject to evolving European privacy laws on electronic marketing and cookies.

Further, Brexit and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. The UK is also updating its data protection law via the Data (Use and Access) Bill 2025 that is currently being considered by the UK Parliament. This is expected to be passed in Q2 2025 assuming no major legislative delays. While certain provisions may require secondary legislation for implementation, the core reforms are likely to take effect within months of the Bill’s approval and will modify certain aspects of the UK GDPR and Data Protection Act 2018. These proposed changes will require us to modify certain aspects of our data protection compliance program.

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

The market price of our ordinary shares on the NASDAQ Capital Market may be volatile and fluctuate substantially. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders of our ordinary shares may not be able to sell their ordinary shares at or above the price at which they were purchased. The market price for ordinary shares may be influenced by many factors, including:

●	the success of competitive products or technologies;

●	results of clinical trials of urcosimod, OK-201 and any other future product candidate that we develop;

●	results of clinical trials of product candidates of our competitors;

●	changes or developments in laws or regulations applicable to urcosimod, OK-201 and any other future product candidates that we develop;

●	our entry into, and the success of, any collaboration agreements with third parties;

●	developments or disputes concerning patent applications, issued patents or other proprietary rights;

●	the recruitment or departure of key personnel;

●	the level of expenses related to any of our product candidates or clinical development programs;

●	the results of our efforts to discover, develop, acquire or in-license additional product candidates, products or technologies;

●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	market conditions in the biotechnology and pharmaceutical sectors;

●	general economic, industry and market conditions;

●	the trading volume of our ordinary shares on the NASDAQ Capital Market; and

●	the other factors described in this “Risk Factors” section

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

As an FPI, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be an FPI as early as September 30, 2025 (the end of our second fiscal quarter in the fiscal year following this filing), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of March 31, 2026. In order to maintain our current status as an FPI, either (a) a majority of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as an FPI, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for FPIs. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as an FPI. As a result, we expect that a loss of FPI status would increase our legal and financial compliance costs and is likely to make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that beginning with our second annual report following our IPO, management assesses and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.

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

We do not believe that we were a PFIC for our taxable year ended March 31, 2025 but cannot provide any assurances regarding our PFIC status for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering.

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

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of March 31, 2025, we had cumulative carryforward tax losses of $35,852,225. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. Our ability to continue to claim payable research and development tax credits in the future may be limited because we may no longer qualify as a small or medium-sized company.

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

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. In engaging these third parties, we typically have to, and expect to have to, negotiate budgets and contracts, which may result in delays to our development timelines and increases costs. Additionally, there is a limited number of qualified third-party service providers that specialize or have the expertise required to achieve our business objectives, and so it may be challenging to find alternative investigators or CROs, or do so on commercially reasonable terms. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for all our product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we fail to exercise adequate oversight over any of our CROs or if we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or other regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us or our CROs or other third parties performing services in connection with our clinical trials, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

B. Business Overview

Overview

We are a clinical-stage biopharmaceutical company developing next-generation therapeutics to improve the lives of patients suffering from inflammatory eye diseases and ocular pain. Our research program focuses on a novel G Protein-Coupled Receptor, or GPCR, which we believe plays a key role in the pathology of specific ocular eye diseases of high unmet medical need. Our therapeutic approach involves targeting a specific member of this class of GPCR receptors called CMKLR1 (or ChemR23) that is involved in the inflammatory and pain modulation pathways that drive these conditions. Our lead clinical product candidate, urcosimod (formerly called OK-101), is a lipidated peptide (See Figure 1) designed to specifically bind to ChemR23 and block its role in producing ocular pain and inflammation.

FIGURE 1:

We initiated clinical studies of urcosimod with the treatment of dry-eye disease (DED) and have more recently been focusing our clinical program on urcosimod to treat neuropathic corneal pain (NCP), a major unmet medical need.

Importantly, we were pleased to announce on February 12, 2025, that our lead drug candidate, OK-101, was officially assigned the United States Adopted Name (USAN) “urcosimod”. Consequently, all press releases after the date of February 12, 2025 contain the new drug name “urcosimod” instead of OK-101 in the body of the text, with the alert to the reader of this change by inserting the wording “urcosimod (formerly called OK-101)” in the beginning paragraph of all press releases after February 12, 2025. The text in this annual report will cover those earlier press releases that were released using the initial name of OK-101, along with the later press releases using the urcosimod name.

On February 21, 2018, we announced that we successfully obtained (via assignment from Biovitas Limited, a related party) a license from OTT to patents owned or controlled by OTT and a sub-license from OTT to certain patents licensed by OTT from TMC to support our ophthalmic disease drug programs. These licenses gave us the right to exploit the IP estate covering urcosimod (formerly called OK-101) which is directed to compositions-of-matter plus methodologies for treating ocular inflammation, DED, utilizing chemerin or lipid-linked chemerin analogues such as urcosimod.

We also have a license from TMC to a separate IP estate for treating symptoms of ocular neuropathic pain, uveitis and associated pain. The scope of our use of the TMC IP, granted to us through the sublicense with OTT, is commensurate with the scope of use of the IP granted to OTT from TMC. This intellectual property forms the basis of our urcosimod program, which is discussed in greater detail below.

URCOSIMOD

Urcosimod, our lead clinical product candidate (See Figure 2), was initially focused on keratoconjunctivitis sicca, commonly referred to as DED, which is a multifactorial disease caused by an underlying inflammation resulting in the lack of lubrication and moisture in the surface of the eye. DED is one of the most common ophthalmic conditions encountered in clinical practice. Symptoms of DED include constant discomfort and irritation accompanied by inflammation of the ocular surface, visual impairment and potential damage to the ocular surface. There are presently approximately 38 million people suffering from DED in the U.S. alone (Farrand et al. AJO 2017; 182:90; Market Scope 2023 Dry Eye Product Market Review), with the disease affecting approximately up to 34% of the population aged 50+ (Dana et al. AJO 2019; 202:47), and with women representing approximately two-thirds of those affected (Matossian et al. J Womens Health (Larchmt) 2019; 28:502–514.

Figure 2:

The clinical development of urcosimod to treat DED included a successful initial phase 2 trial of urcosimod in 240 DED patients (See section below regarding urcosimod to treat DED) which showed statistically significant improvement in ocular pain as measured by a visual analog scale (VAS score) that was durable throughout the trial with p values = 0.03, 0.04 and 0.01 at Days 29, 57 and 85, respectively. Clinical data from this DED trial was the basis for our decision in mid-2024 to focus further development of urcosimod to treat NCP.

Urcosimod to Treat Neuropathic Corneal Pain (NCP)

Neuropathic corneal pain (NCP) is a debilitating condition characterized by persistent, severe eye pain caused by nerve damage, impacting a significant number of patients worldwide. NCP has remained a challenging condition to treat since there are no FDA approved topical drugs available to treat this condition. Current treatments for neuropathic corneal pain are limited to short term NSAIDs, steroids, gabapentin, and opioids in severe cases. Neuropathic pain occurs through changes in both peripheral and central neurons leading to allodynia and hyperalgesia. Peripheral sensitization from the inflammatory cytokines during and after ocular surface injury alters responsiveness of peripheral sensory neurons, which initiates complex neuroinflammatory and electrophysiological signaling in the central nervous system that amplify the pain signaling. Urcosimod aims to address this urgent medical need with its innovative approach.

Urcosimod, our novel, non-opioid therapeutic candidate, is designed to target and alleviate the debilitating pain associated with corneal nerve damage, a condition for which there are currently no FDA approved treatments. Neuropathic corneal pain, often resulting from conditions like dry eye disease, surgery, or infections, can severely impact a patient’s quality of life, with current management options limited to pain relief strategies that offer only partial or temporary respite.

The chemerin receptor (ChemR23) that urcosimod targets to produce its anti-inflammatory activity is not only expressed on select populations of immune cells, but is now believed to be expressed, as well, on neurons and glial cells in the dorsal root ganglion, spinal cord, and retina.

In a separate set of animal model experiments, we evaluated the pain-reducing activity of urcosimod in a ciliary nerve ligation mouse model of corneal neuropathic pain. In collaboration with Pedram Hamrah, MD, Professor of Ophthalmology, an internationally recognized cornea specialist, and clinician-scientist at Tufts Medical Center, Boston, we previously demonstrated that urcosimod suppresses corneal neuropathic pain in a mouse model of ciliary nerve ligation developed in Dr. Hamrah’s laboratory. urcosimod was topically administered to mice in comparison to the positive control gabapentin which was administered via intraperitoneal injection. Pain relief was evaluated by an eye-wipe count, and urcosimod was shown to reduce corneal pain similar to that of gabapentin, a commonly used anticonvulsant oral drug typically used to treat neuropathic pain for conditions such as shingles and other systemic nerve pain disorders. Notably, the drug concentration of urcosimod used in this study was identical to that used in mouse models of DED that demonstrated ocular anti-inflammatory activity. Urcosimod had no neurotoxic effect and did not affect the corneal epithelial integrity.

Based on the success of the animal model experiments, we concluded that urcosimod has the potential to address both the increased inflammatory cytokines resulting from tear film imbalance as well as heightened neurosensory abnormalities through peripheral corneal nerve damage. Consequently, we believe that urcosimod has the potential to treat neuropathic corneal pain.

On July 28, 2023, we announced an agreement with Tufts Medical Center to conduct a 40-patient open-label clinical trial evaluating the efficacy and safety of urcosimod in subjects with neuropathic corneal pain (“NCP”). The Investigational New Drug (“IND”) application for NCP was planned to be filed in Q4 of 2023, with study enrollment planned to commence after IND allowance by the FDA.

On October 9, 2023, we announced the filing of the IND with the FDA for the development of urcosimod to treat NCP. The NCP trial, designed as a single-center trial, was planned to be conducted at Tufts Medical Center with Professor Pedram Hamrah, MD, a leading expert in NCP, serving as Principal Investigator of the study. The trial, once started, was anticipated to take 6-9 months to conduct, and was anticipated to have a minor budgetary impact, with a total cost for the trial, including cost of drug manufacture and formulation, amounting to under $2 million.

On February 9, 2024, we announced that the U.S. Food and Drug Administration (FDA) had cleared urcosimod as its first Investigational New Drug (IND) application for the treatment of NCP. Notably, our initial IND submission to FDA proposed an open-label design for the clinical trial. Based on positive feedback from FDA, the Phase 2 study was now altered to be a single-center, double-masked, randomized, 12-week placebo-controlled trial comparing urcosimod to placebo in NCP patients. A total of 48 patients were planned for the study, with NCP disease confirmed via confocal microscopy. The primary endpoint was designated to be the measure of VAS pain relief scores. These protocol changes would thus enable a statistically valid demonstration of a true drug effect of urcosimod on NCP symptoms.

On October 23, 2024, we announced that the first patient had been dosed in the Phase 2 trial of topical ocular urcosimod to treat NCP. The Phase 2 study is designed as a double-masked, randomized, 12-week placebo-controlled trial in NCP patients. A total of 48 patients were planned to enroll for the study, with NCP disease confirmed via confocal microscopy. The urcosimod trial is designed as a single-center trial and is being led by Pedram Hamrah, MD, of Tufts Medical Center, as Principal Investigator. Dr. Hamrah is Professor and Vice Chair of Research and Academic Programs, and Director of the Center for Translational Ocular Immunology at Tufts Medical Center. He is one of the world’s foremost experts on NCP and treats patients with ocular pain from across the United States and worldwide.

On February 12, 2025, we announced that our lead drug candidate, OK-101, was officially assigned the United States Adopted Name (USAN) “urcosimod”. The USAN suffix “-mod” in urcosimod denotes its classification as a modulator of key inflammatory and neuropathic pathways, critical to addressing ocular conditions such as neuropathic corneal pain (NCP) and dry eye disease (DED). The USAN program, jointly managed by the American Medical Association (AMA), the United States Pharmacopeial Convention (USP), and the American Pharmacists Association (AphA), assigns unique nonproprietary names to pharmaceutical substances to ensure clarity in medical communication.

On March 31, 2025, we announced successfully establishing that urcosimod has been shown to be stable for over two and a half years in single-use ampoules used for administration of the drug to patients. Commercial marketing of ophthalmic drugs for ocular conditions which typically utilizes small plastic bottles has seen an increasing utilization of single-use ampoules by patients for ocular conditions such as DED, for ease of use, and for minimizing concerns regarding potential loss of sterility with use of plastic bottles for daily administration of drug over extended periods of weeks and months.

On April 30, 2025, we announced plans to accelerate the clinical development of urcosimod to treat NCP through the analysis of its data following an early closure of the Phase 2 trial. This Phase 2 trial of urcosimod to treat NCP was being conducted at a single trial site at Tufts Medical Center in Boston, MA. The decision to close the trial with 17 patients having presently completed the study was due to our strong desire to immediately interrogate the currently masked data by unmasking the data set. We announced that analysis of the data from these patients, with the closing of this trial, should take no longer than 6 weeks. This decision to close the trial would also enable us to significantly cut the time to our requesting an end-of-phase 2 meeting with FDA to cover plans for the drug’s further clinical development. Notably, a number of patients who completed the trial requested compassionate use of urcosimod which we are seeking to arrange with Tufts Medical Center, subject to the necessary FDA consents.

On May 1, 2025, we announced that the U.S. Food and Drug Administration (FDA) has granted Fast Track designation to urcosimod for the treatment of neuropathic corneal pain (NCP). Fast Track designation by the FDA is granted to facilitate the development and expedite the review of therapies that aim to treat serious conditions and fulfill unmet medical needs. This designation is intended to accelerate the availability of new treatments to patients, providing earlier access to potentially beneficial therapies. The Fast Track designation provides several key benefits, including more frequent meetings with the FDA to discuss the drug’s development plan, eligibility for Accelerated Approval and Priority Review if relevant criteria are met, and a potential Rolling Review of the New Drug Application (NDA).

On July 16, 2025, we announced results from the 18-patient Phase 2 trial of urcosimod to treat NCP patients. This randomized, double-masked, placebo-controlled, Phase 2 Proof-of-Concept trial of urcosimod to treat NCP was conducted at a single trial site at Tufts Medical Center in Boston, MA, with Pedram Hamrah, M.D., a leading expert in NCP, as Principal Investigator. An important point to remember regarding analysis of the data from the trial was that the trial was designed as a randomized, placebo-controlled, double-masked Phase 2 study, with 48 patients needed to power the trial for statistically significant p values in the study.  With OKYO announcing in April (see April 30, 2025 paragraph above) the decision to stop the trial after 18 patients had completed the 3-month dosing regimen, the Company sacrificed expecting p values in the study in the interest of breaking the database code so that a determination could be immediately made in the unmasked database of whether the reduction in VAS scores was primarily attributable to patients on drug. This trial was thus an effort to demonstrate a drug effect for urcosimod to treat NCP. The additional advantage of this strategy was to save the roughly 6-8 months needed to enroll the remaining 30 patients in order to get to the major purpose of the trial – demonstrating urcosimod’s potential to benefit patients with NCP.

What follows is a description of the results from this Phase2 trial:

The Primary Objective of this Phase 2 trial was assessing the efficacy of the two doses of OK-101 (0.05% and 0.1%) in comparison to placebo in reducing symptoms of neuropathic corneal pain, as measured by the mean change from baseline in the Visual Analog Scale (VAS) scores from Visit 1 (Day 0) through the end of treatment at Visit 4 (Week 12). The VAS scale used in the trial is a scale from 0 to 10, where 0 = no pain and 10 = worst imaginable pain.

The study enrolled 18 patients at a single site (Tufts Medical Center in Boston, MA) with 17 patients completing the study. One patient was withdrawn due to a medical reason not related to drug. Subjects were randomized in a 1:1:1 ratio to receive topical delivery to the eye of 0.05% urcosimod, or 0.1% urcosimod, or placebo, four times daily for 12 weeks.

Top Line Data

For the per-protocol population, the change in mean pain score was 5.5 in the 0.05% urcosimod group (n = 4) and 2.75 in the placebo group (n =4), reflecting a 2.75 delta difference between drug and placebo following the 12-week treatment period. Notably, 75% of patients treated with 0.05% urcosimod in this group achieved greater than 80% improvement in pain severity based on VAS scores. Urcosimod (0.05%) demonstrated a marked reduction in pain scores as early as Week 4, with a mean change of 5.25 compared to 3.0 in placebo group. Moreover, for the 0.05% urcosimod group a statistically significant reduction in mean pain scores was observed from Visit 1 to the end of treatment Visit 4 (p-value = 0.025). The placebo group also showed a statistically significant improvement from baseline (Visit 1) to the final visit (Visit 4), with a p-value = 0.035. However, mean improvement seen in the placebo group was only half what was seen for the 0.05% urcosimod group (2.75 vs 5.5). Moreover, for the placebo group’s reduction from Visit 1 to the end of treatment Visit 4, 75% of those patients had only mild to borderline moderate NCP pain scores (0-4 on the scale of 0-10) at baseline. In contrast, all the patients in the 0.05% urcosimod group had moderate to severe NCP pain scores (5-9 on the scale of 0-10), indicating a more challenging baseline condition. While the between-group difference in the per-protocol population did not reach statistical significance (p = 0.07), the 0.05% urcosimod group demonstrated a consistent numerical advantage over placebo. These results, alongside consistent trends observed across time points, strongly support continued evaluation of urcosimod for treatment of the NCP indication.

In the intent-to-treat population, 67% of patients in the 0.05% urcosimod group (n =6) demonstrated greater than 50% improvement in pain, as measured by VAS scores, compared to 33% in the placebo group (n = 6). The mean reduction in pain severity from baseline (Visit 1) to end of treatment (Visit 4), measured by VAS, was 4.2 in the 0.05% urcosimod group and 2.5 in the placebo group. The comparison between groups in this population yielded a p-value of 0.2 and therefore did not meet the threshold for statistical significance.

The drug-effect size of 0.05% urcosimod when compared to placebo at week 12, using Cohen-d demonstrated a strong treatment effect (Cohen-d value > 1.2). Cohen-d is a standard statistical measure used to assess and compare the effect size of the trial drug relative to the placebo.

In line with earlier findings from a previously conducted Phase 2 trial to evaluate urcosimod to treat dry eye disease, results from the 0.1% drug treatment group in this trial also showed less efficacy than the 0.05% drug treatment group.

That this observation has now been made in two independent trials is a compelling argument that this difference in efficacy observed for the 0.05% and 0.1% doses is real. The Company has an active effort underway to provide an explanation for this difference in efficacy. OKYO is also continuing to evaluate additional data from this trial and plans to present a larger data set from the study after ongoing analyses of the data have been completed.

Initial Studies with Urcosimod to Treat Dry Eye Disease (DED)

On May 2, 2023, we announced that the first patient has been screened for our Phase 2b, multi-center, randomized, double-blinded, placebo-controlled trial of urcosimod (formerly called OK-101). Because the drug is designed to be administered topically, we were able to skip the standard Phase 1 studies typically expected with orally delivered or injectable drug candidates in non-life-threatening conditions and we opened the first trial with urcosimod as a Phase 2b clinical trial in DED patients. This trial was conducted in approximately 240 DED patients.

On June 6, 2023, we announced that patients in the ongoing phase 2b trial began dosing in the randomized portion of the phase 2b, multi-center, double-masked, placebo-controlled trial of topical ocular urcosimod to treat DED, following the two-week placebo run-in period intended to minimize the placebo effect.

On September 8, 2023, we announced that we had completed full enrollment of patients in the randomized portion of the Phase 2b multi-center, double-masked, placebo-controlled clinical trial of topical ocular urcosimod to treat DED. A total of 240 patients have been enrolled in this study.

On December 4, 2023, we announced the last patient of the ongoing 240-patient double-blind placebo-controlled phase 2b clinical trial of urcosimod to treat DED had completed the 12-week urcosimod dosing study. In addition, data analysis plans for the trial had been finalized and submitted to FDA for feedback, in anticipation of the database lock, subsequent data analysis, and reporting of top-line findings on urcosimod.

On January 8, 2024, we announced urcosimod successfully achieved statistical significance for both sign and symptom endpoints in its first-in-human phase 2b trial of urcosimod in patients with DED. The double-masked, randomized, placebo-controlled Phase 2 trial was conducted at six sites in the U.S. and enrolled 240 subjects with DED dosed twice-daily (BID). Patients were randomly divided into 3 cohorts, with one of the cohorts dosed with 0.05% urcosimod (n=81), a second with 0.1% urcosimod (n=80), and the third cohort with vehicle (n=79). The duration of a patient’s treatment was 14 weeks, including a 2-week run-in period on placebo, to exclude placebo responders from the study, followed by 12 weeks in the randomized portion of the study.

●	Statistically significant drug effects were observed in FDA-recognized efficacy endpoints as early as the 15-day first visit after dosing. urcosimod demonstrated superiority when compared to placebo across at least two symptoms of DED including burning measured by the Ora Calibra© 4-symptom questionnaire as well as burning/stinging measured by a visual analogue scale as early as Day 15 (p = 0.04 and p=0.03, respectively).

●	A statistically significant improvement in blurred vision was also achieved at Day 29 (p = 0.01). Urcosimod also demonstrated superiority when compared to placebo in the sign endpoint of total conjunctival staining as measured by the Ora Calibra© Staining Scale as early as Day 29 (p = 0.034).

●	Regarding the safety profile of the drug, urcosimod exhibited placebo-like tolerability with a very low adverse event profile and no drug-related severe ocular TEAEs were seen. Additionally, fewer subjects in the urcosimod treated arm discontinued study medication (2.5%) compared to discontinuations in the placebo treated patients (3.8%).

On March 22, 2024, we announced additional key findings from analyses of the clinical data set from the 240 patient Phase 2, randomized, double-masked, placebo-controlled trial evaluating the safety and efficacy of urcosimod ophthalmic solution in patients with DED.

●	We reported additional urcosimod (0.05%) data, including conjunctival staining measured at Day 85 (p=0.056) demonstrating durability in this sign endpoint.

●	In addition, there were significant improvements in burning/stinging (p = 0.01, 0.006, 0.003 and 0.01 at Days 15, 29, 57 and 85, respectively) and in blurred vision (p = 0.09, 0.01, 0.03 and 0.06 at Days 15, 29, 57 and 85, respectively) which demonstrated sustained improvements throughout the trial.

●	Additional data analyses also showed statistically significant improvement in ocular pain measured by VAS that was durable throughout the trial with p values = 0.03, 0.04 and 0.01 at Days 29, 57 and 85, respectively. Furthermore, urcosimod improved tear film break-up time (TFBUT) as early as Day 15 and the improvement lasted throughout the trial with p values = 0.01, 0.05, 0.02, and 0.03 at Days 15, 29, 57 and 85, respectively.

●	Moreover, data obtained from daily symptom diaries maintained by patients during the trial, commonly referred to as patient-reported outcome data, confirmed several of the DED symptoms also measured in the clinic, exhibiting significant improvements as early as Day 1 through Day 15 for pain, burning/stinging, eye dryness and itching, with p values of 0.01, 0.06, 0.005 and 0.009, respectively.

The clinical data for urcosimod to treat DED was encouraging, however, the decision was made in mid-2024 to switch further clinical development of urcosimod to treat NCP, particularly due to the positive data observed in reduction of ocular pain in the DED trial, as well as the key realization that there is no FDA-approved drug to treat NCP as compared to seven approved drugs presently available on the market to treat DED.

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

Although the results with OK-201 were encouraging, due to subsequent success obtained with urcosimod (see section on urcosimod) in follow-on animal model studies utilizing the same mouse neuropathic corneal pain model as for OK-201, we have decided to maintain this drug candidate at the exploratory level while we focus our primary energy on the urcosimod program to treat DED and NCP, based on urcosimod’s combination of anti-inflammatory and ocular pain-reducing activities in animal models of these conditions.

Intellectual Property

We consider the protection of our proprietary technologies and products, as well as our ability to maintain patent protection that covers the composition of matter of our product candidates, their methods of use, and other related technologies and inventions, to be a critical element in the success of our business. As of June 30, 2025, our owned and licensed intellectual property included 8 issued patents and 15 pending patent applications in the U.S. and abroad.

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

License Agreement for Urcosimod

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

Other Healthcare Laws in the EU and United States

The company will also be subject to healthcare regulation and enforcement by the U.S. federal government and the state governments in the EU and any other countries in which the company conducts its business, including its research, and the marketing and distribution of its product candidates and products once they have obtained marketing approval. Failure to comply with these laws, where applicable, can result in the imposition of significant civil penalties, criminal penalties, exclusion from participating in health care programs, additional reporting requirements and oversight if the company becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and other sanctions. The healthcare laws and regulations that may affect our ability to operate in the United States include: the federal fraud and abuse laws, including the federal anti-kickback and false claims laws; federal data privacy and security laws; and federal transparency laws related to payments and/or other transfers of value made to physicians and other healthcare professionals and teaching hospitals. Many U.S. states have similar laws and regulations that may differ from each other and federal law in significant ways. Moreover, several U.S. states have enacted legislation requiring pharmaceutical manufacturers to, among other things, establish marketing compliance programs, file periodic reports with the state, and make periodic public disclosures on sales and marketing activities, and prohibiting certain other sales and marketing practices. Rules and legislation covering more or less the same subject matter as those in the United States apply to in countries in the EU and to other countries. These can differ between jurisdictions and can sometimes result in lower or higher exposure in those countries than in the United States. Where a product is sold in a number of countries compliance efforts can therefore be complicated.

Coverage and Reimbursement in the EU and United States

Sales of products developed from our product candidates, if approved, will depend, in part, on the extent to which such products will be covered by third party payors, such as government health care authorities, government health care programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly limiting coverage or reducing reimbursements for medical products and services. In the United States, no uniform policy of coverage and reimbursement for products exists among third party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products.

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

The adoption of price controls and cost-containment measures, and the adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third party reimbursement for our product candidates or a decision by a third-party payor to not cover our product candidates could reduce physician usage of the Company’s product candidates, once approved, and have a material adverse effect on our sales, results of operations and financial condition.

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

The EU is in the process of replacing the e-Privacy Directive with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each Member State, without the need for further enactment. The draft e-Privacy Regulation imposes strict opt-in marketing rules with limited exceptions for business-to-business communications and alters rules on third-party cookies, web beacons and similar technology. Regulation of cookies and web beacons may lead to broader restrictions on online research activities, including efforts to understand users’ internet usage. The current draft also significantly increases fining powers to the same levels as GDPR (i.e., the greater of 20 million Euros or 4% of total global annual revenue). The European Commission proposed the ePrivacy Regulation in January 2017. It was intended to take effect alongside the EU GDPR (General Data Protection Regulation) on 25 May 2018.However, the final text is still to be agreed, with the Council of the European Union and the European Parliament disagreeing on a number of issues.

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

The following table sets out details of our only subsidiary:

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

Overview

For a description of business highlights in 2024, please refer to “Item 4B. Information on the Company—Business Overview”.

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

The table below summarizes our R&D expenses incurred by program:

	Year ended March 31,
	2025	2024	2023
Direct research and development expense by program:
Urcosimod	$2,224,675	$8,179,510	$6,243,753
OK-201	29,569	64,061	93,945
Total direct research and development expense	$2,254,244	$8,243,571	$6,337,698

Total research and development expense	$2,254,244	$8,243,571	$6,337,698

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

Comparison of Years Ended March 31, 2025 and 2024

The following tables summarizes our results of operations for the years ended March 31, 2025 and 2024:

	Year Ended March 31,
	2025	2024	Change

Operating Expenses:
Research and development	$(2,254,244)	$(8,243,571)	$5,989,327
General and administrative	$(4,837,653)	$(7,506,161)	$2,668,508
Total Operating expenses	$(7,091,897)	$(15,749,732)	$8,657,835

Other Income/ (Expense)	(878,174)	(1,053,313)	175,139

Tax (charge)/credit	3,263,779	(22,416)	3,286,195

Net Loss	$(4,706,292)	$(16,825,461)	$12,119,169

Other comprehensive loss:
Foreign currency translation adjustment	(158,973)	141,095	(300,068)

Total Comprehensive (Loss)	$(4,865,265)	$(16,684,366)	$11,819,101

Research and Development Expenses

Research and development activities were $2,254,244 for the year ended March 31, 2025 compared to $8,243,571 for the year ended March 31, 2024, a decrease of $5,989,327. The decrease is due to the completion of the clinical trial in DED and the initiation of a smaller and less costly 48 patient clinical trial in NCP.

General and Administrative Expenses

Operating expenses were $4,837,653 for the year ended March 31,2025 as compared to $7,506,161 for the year ended March 31, 2024, a decrease of $2,668,508. This is predominantly due to decreases in chairman and employee bonuses, a reduction in D&O insurance premiums, a reduction in consultancy spend and a decrease in option charges due to the surrender of unvested options.

Other Expenses

Other expenses were $878,174 for the year ended March 31, 2025 as compared to $1,053,313 for the year ended March 31, 2024. Other expenses is comprised of the interest due on a related party loan as well as interest due and repayable in cash on convertible loan notes issued in 2025.

Income Tax (Charge)/ Credit

An income tax credit of $3,263,779 was recognized for the year ended March 31, 2025 and an income tax charge of $22,416 was recognized for the year ended March 31, 2024. The credit was due to tax receipt for 2023 research and development expenditure credits of $1,411,748 and a provision for the expected 2024 research and development expenditure credits of $1,852,031.

Comparison of Years Ended March 31, 2024 and 2023

The following tables summarizes our results of operations for the years ended March 31, 2024 and 2023:

	Year Ended March 31,
	2024	2023	Change

Operating Expenses:
Research and development	$(8,243,571)	$(6,337,698)	$(1,905,873)
General and administrative	$(7,506,161)	$(6,849,502)	$(656,659)
Total Operating expenses	$(15,749,732)	$(13,187,200)	$(2,562,532)

Other Income/ (Expense)	(1,053,313)	(96,687)	(956,626)

Tax credit	(22,416)	12,202	(34,618)

Net Loss	$(16,825,461)	$(13,271,685)	$(3,553,776)

Other comprehensive loss:
Foreign currency translation adjustment	141,095	(441,015)	582,110

Total Comprehensive (Loss)	$(16,684,366)	$(13,712,700)	$(2,971,666)

Research and Development Expenses

Research and development activities were $8,243,571 for the year ended March 31, 2024 compared to $6,337,698 for the year ended March 31, 2023, an increase of $1,905,873. The increase is due to an increase in R&D activity focused on progressing the Phase II trials for OK-101.

General and Administrative Expenses

Operating expenses were $7,506,161 for the year ended March 31,2024 as compared to $6,849,502 for the year ended March 31, 2023, an increase of $656,659. The increase is predominantly due to costs relating to additional public and investor relations marketing expenses as we increased our activities to progress our pipeline.

Other Expenses

Other expenses were $1,053,313 for the year ended March 31, 2024, as compared to $96,687 for the year ended March 31, 2023. Other expenses is comprised of the interest due on a related party loan.

Income Tax (Charge)/ Credit

An income tax charge of $22,416 was recognized for the year ended March 31, 2024 and an income tax credit of $12,202 was recognized for the year ended March 31, 2023. Credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure. The decrease in the provision is due primarily to a revision of the income tax credit policy for the year ended March 31, 2023 due to stricter requirements by the UK tax authorities Research and Development Expenses

B. Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sale of our ordinary shares, exercise of warrants and convertible loan notes.

As of March 31, 2025, we had cash and cash equivalents of $1,560,902.

Through March 31, 2025 we received net cash proceeds from the sale and issuance of ordinary shares of $1,705,742 and proceeds from the issuance of Convertible Loan Notes of $950,000.

Post March 31, 2025, we have raised an additional $2.7m through our ATM facility.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended March 31,
	2025	2024	2023
Net cash used in operating activities	$(1,810,931)	$(9,490,537)	$(7,695,242)
Net cash used in investing activities	(1,208)	-	(5,916)
Net cash provided by financing activities	2,655,742	6,208,508	9,323,354

Net (decrease)/increase in cash and cash equivalents	$843,603	$(3,282,029)	$1,622,196

Net Cash Used in Operating Activities

Our use of cash in each of the years ended March 31, 2025, 2024 and 2023, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $1,810,931 during the year ended March 31, 2025 decreased by $7,679,606 compared to the year ended March 31, 2024. The decrease is primarily due to fees, expenses and interest being settled in shares, share options surrendered, and research and development tax rebates received.

Net cash used in operating activities of $9,490,537 during the year ended March 31, 2024 increased by $1,795,295 compared to the year ended March 31, 2023. The increase in net cash used in operating activities was primarily due to increase in activity progressing towards the phase II trials in urcosimod.

Net Cash Used in Investing Activities

During the year ended March 31, 2025 $1,208 was used for investing activities. During the year ended March 31, 2024 and the year ended March 31, 2023, no cash was used for investing activities and $5,916 of cash respectively, in investing activities for the purchases of property and equipment.

Net Cash Provided by Financing Activities

During the year ended March 31, 2025, net cash provided by financing activities was $2,655,742, consisting of net cash proceeds from our sale and issuance of ordinary shares of $1,705,742 and proceeds from the issuance of Convertible Loan Notes of $950,000.

During the year ended March 31, 2024, net cash provided by financing activities was $6,208,508, consisting of net cash proceeds from our sale and issuance of ordinary shares.

During the year ended March 31, 2023, net cash provided by financing activities was $9,323,354, consisting of net cash proceeds from our sale and issuance of ordinary shares plus a $2million loan from a related party.

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

We do not believe that our existing cash, will enable us to fund our operating expenses and capital expenditure requirements for the foreseeable future. We have experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as of March 31, 2025, had an accumulated deficit of $143million, net loss for the year ended March 31, 2025, of $4.7million and net cash used in operating activities of $1.8million.

We have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation. On the basis of those projections, we conclude that significant doubt exists about our ability to continue as a going concern. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution.

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

Borrowings

In August 2022, we entered into a short-term credit facility with a related party for $2million to support short term liquidity. The loan is available for a period of 6 months upon first draw-down and carries an interest rate of 16% per annum, with additional default interest of 4% if the loan is not repaid after the 6-month period.

In February 2023, we entered into an additional short-term credit facility with a related party for $0.5million to further support short term liquidity, under the same terms as the loan above. The capital on this additional facility was repaid in March 2023.

In October 2023 the loan from Tiziana Life Sciences Ltd was converted into Ordinary Shares in OKYO with accrued interest at a rate of 20%. The principal of $2million plus accrued interest was converted into 2,100,000 of our Ordinary Shares. As at March 31, 2023 the full amount had been drawn down against the loan and $98,627 of interest had been accrued. The total balance due at March 31, 2023 for this loan was $2,207,209.

Due to the Ordinary Share conversion there was no loan balance from Tiziana Life Sciences at March 31, 2024.

On July 15, 2024, 500,000 Ordinary Shares, with no par value, of Okyo Pharma Ltd were issued to Tiziana Life Sciences Ltd in lieu of additional accrued interest in respect of this agreement.

On September 24, 2024, we entered into a fixed term unsecured loan agreement with an existing shareholder for $550,000 at an interest rate of 20% per annum to be repaid by June 1, 2026. The loan is convertible into shares at the election of the noteholder at a price of $0.70 per share.

On October 28, 2024, we entered into a fixed term unsecured loan agreement with an existing shareholder for $250,000 at an interest rate of 20% per annum to be repaid by November 1, 2026. The loan is convertible into shares at the election of the noteholder at a price of $0.70 per share.

On January 16, 2025, we entered into a fixed term unsecured loan agreement with an existing shareholder for $150,000 at an interest rate of 20% per annum to be repaid by February 1, 2027. The loan is convertible into shares at the election of the noteholder at a price of $0.70 per share.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of March 31, 2025 and 2024.

As at March 31, 2025

(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$-	$-	$-	$-
Operating lease obligations	$-	$-	$-	$-
Total	$-	$-	$-	$-

As at March 31, 2024

(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$-	$-	$-	$-
Operating lease obligations	$7	$7	$-	$-
Total	$7	$7	$-	$-

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Name	Age	Position
Gabriele Marco Antonio Cerrone MBA (2)	53	Non-Executive Chairman
Dr. Gary S. Jacob	78	CEO and Executive Director
Dr. Raj Patil	68	Chief Scientific Officer
Keeren Shah	49	Chief Financial Officer
Willy Simon (1) (2) (3)	74	Senior Non-Executive Director
John Brancaccio (1) (2) (3)	77	Non-Executive Director
Bernard Denoyer (1) (2) (3)	78	Non-Executive Director

(1)	Remuneration Committee member
(2)	Nomination Committee member
(3)	Audit, risk and disclosure Committee member

Gabriele Marco Antonio Cerrone – Non-Executive Chairman

Gabriele Cerrone has been the Non-Executive Chairman of our company since January 2021. Mr. Cerrone is the Founder of Tiziana Life Sciences Limited and has been its Executive Chairman since April 2014. Mr. Cerrone has founded 10 biotechnology companies in oncology, infectious diseases and molecular diagnostics, and has listed seven of these companies on NASDAQ, and two to the Main Market and AIM Market in London. Mr. Cerrone co-founded Cardiff Oncology, Inc., an oncology company and served as its Co-Chairman; he was a co-founder and served as Chairman of both Synergy Pharmaceuticals, Inc. and Callisto Pharmaceuticals, Inc. and was a Director of and led the restructuring of Siga Technologies, Inc. Mr. Cerrone also co-founded FermaVir Pharmaceuticals, Inc. and served as Chairman of the Board until its merger in September 2007 with Inhibitex, Inc. Mr. Cerrone served as a director of Inhibitex, Inc. until its US$2.5bn sale to Bristol Myers Squibb Co in 2012. Mr. Cerrone is the Executive Chairman and Founder of NASDAQ-listed Tiziana Life Sciences Limited, an oncology focused therapeutics company; Co-Founder of Actavia Therapeutics Inc., a company focused on the development of therapeutics for leukaemias; Co-Founder of Hepion Pharmaceuticals, Inc.; Executive Chairman and Co-Founder of Gensignia Life Sciences, Inc., a molecular diagnostics company focused on oncology using microRNA technology; Non-Executive Chairman and Founder of Accustem Sciences Limited; and founder of BioVitas Capital Ltd. Mr. Cerrone graduated from New York University’s Stern School of Business with a master’s degree in business administration (MBA).

Dr. Gary S. Jacob

Dr. Gary S. Jacob has served as Chief Executive Officer and a director of our company since January 2021. From November 2018 to March 2020, Dr. Jacob was the Chief Executive Officer of Immuron Limited, an Australian microbiome biopharmaceutical company. From July 2008 until December 2017, Dr. Jacob was President and Chief Executive Officer of Synergy Pharmaceuticals Inc., a biopharmaceutical company, where he held various positions from July 2008 to November 2018 and he served as its Chairman from September 2013 to November 2018. On December 12, 2018, Synergy Pharmaceuticals Inc. filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code. From March 19, 2014 until February 2024, Dr. Jacob was the Chairman of the Board of Hepion Pharmaceuticals, Inc., a biotechnology company, and earlier served as its Chief Executive Officer from May 15, 2013 until March 19, 2014. Dr. Jacob served as Chief Executive Officer of Callisto Pharmaceuticals, Inc. from May 2003 until January 2013 and a director from October 2004 until January 2013. Dr. Jacob also serves as a director of Actavia Lifesciences, Inc., and is a past director of Cardiff Oncology, Inc. Dr. Jacob has over 35 years of experience in the pharmaceutical and biotechnology industries across multiple disciplines including research & development, operations and business development. Prior to 1999, Dr. Jacob served as a Monsanto Science Fellow, specializing in the field of glycobiology, and from 1997 to 1998 Dr. Jacob was Director of Functional Genomics, Corporate Science & Technology, at Monsanto Company. Dr. Jacob also served from 1990 to 1997 as Director of Glycobiology at G.D. Searle Pharmaceuticals Inc. During the period of 1986 to 1990, he was Manager of the G.D. Searle Glycobiology Group at Oxford University, England.

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

Keeren Shah

Keeren Shah has served as our Chief Financial Officer since August 2020. Ms. Shah currently also serves as the Chief Operating and Financial Officer of Tiziana Life Sciences Limited, Accustem Sciences Inc and Actavia Lifesciences, Inc., having previously served as the Group Financial Controller for all businesses from June 2016 to July 2020. Prior to joining us, Ms. Shah spent 10 years at Visa, Inc. as a Senior Leader in its finance team where she was responsible for key financial controller activities, financial planning and analysis, and core processes as well as leading and participating in key transformation programs and Visa Inc.’s initial public offering. Before joining Visa, Ms. Shah also held a variety of finance positions at other leading companies including Arthur Andersen and BBC Worldwide. She holds a Bachelor of Arts with Honors in Economics and is a member of the Chartered Institute of Management Accountants.

Willy Simon – Non-Executive Director

Willy Jules Simon has been a director of our company since November 2015. He is a banker and worked at Kredietbank N.V. and Citibank London before serving as an executive member of the Board of Generale Bank NL from 1997 to 1999 and as the chief executive of Fortis Investment Management from 1999 to 2002. He acted as chairman of Bank Oyens & van Eeghen from 2002 to 2004. He was chairman of AIM-traded Velox3 plc (formerly 24/7 Gaming Group Holdings plc) until 2014 and had been a director of Playlogic Entertainment Inc., a NASDAQ OTC listed company. Willy Simon has been the chairman of Bever Holdings, a company listed in Amsterdam, since 2006 and Chairman of Ducat Maritime since 2015. He is also a non-executive director of Tiziana Life Sciences Limited, AccuStem Sciences Inc and Actavia Lifesciences, Inc.

John Brancaccio – Non-Executive Director

John Brancaccio, a retired CPA, has served as a director of our company since June 2020. From April 2004 until May 2017, Mr. Brancaccio was the Chief Financial Officer of Accelerated Technologies, Inc., an incubator for medical device companies. Mr. Brancaccio has been a director of Tiziana Life Sciences Limited since July 2020. Mr. Brancaccio served as a director of Callisto Pharmaceuticals, Inc. from April 2004 until its merger with Synergy Pharmaceuticals, Inc. in January 2013 and was a director of Tamir Biotechnology, Inc. (formerly Alfacell Corporation) from April 2004 until May 2020, as well as a director of Hepion Pharmaceuticals, Inc. from December 2013 until June 2025. Mr. Brancaccio served as a director of Synergy from July 2008 until April 2019. He is also a non-executive director of AccuStem Sciences Inc and Actavia Therapeutics Inc. Mr. Brancaccio is a past director of Cardiff Oncology, Inc.

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

B. Compensation

Total Compensation for the Non-Executive Chairman and Non-Executive Directors

The table below sets out the total remuneration received by the Non-Executive Chairman and the Non-Executive Directors for the year ended March 31, 2025.

Name	Position	Fees earned or paid in cash ($000) (1)	Options awarded ($000) (2)	Other ($000) (3)	Total ($000)
Gabriele Cerrone	Non-Executive Chairman	450	-	472	922
Willy Simon	Non-Executive Director	41	35	-	76
John Brancaccio	Non-Executive Director	40	45	-	85
Bernard Denoyer	Non-Executive Director	40	11	-	51

(1)	The amounts have been translated into U.S. dollars from Pounds Sterling based upon the representative exchange rates as of March 31, 2025 of £1.00 = $1.27581

(2)	Represents the fair value of incentive stock options granted during the year to March 31, 2025 using the Black-Scholes model for computing stock-based compensation expense as of the date of grant.

(3)	Represents the bonus for Gabriele Cerrone, settled in shares.

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

Mr Cerrone was awarded a bonus of $348k in the year ended March 31, 2025.

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

The remuneration of our non-executive directors is determined by our board as a whole, based on a review of current practices in other companies.

Compensation of Executive Directors

The table below sets the remuneration of each of the Executive Directors for the financial year ended March 31, 2025.

Name	Position	Fees earned or paid in cash ($000)	Bonus earned or paid in cash ($000)	Options awarded ($000) (1)	Total ($000)
Gary Jacob	Executive Director	350	100	228	678

(1)	Represents the fair value of incentive stock options granted during the year to March 31, 2025 using an appropriate valuation model for computing stock-based compensation expense as of the date of grant.

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

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for our directors, executive officers, and non-executive directors, as of March 31, 2025.

Name	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share ($)	Grant Date	Expiration Date
Gary Jacob	84,615	2.13	03/14/2023	03/14/2033
	50,000	1.46	03/13/2024	03/13/2034
	307,960	1.60	29/01/2025	29/01/2035
	200,000	1.50	28/03/2025	28/03/2035

Willy Simon	6,154	2.13	03/14/2023	03/14/2033
	20,000	1.65	11/24/2023	11/24/2033
	40,000	1.46	03/13/2024	03/13/2034
	12,848	1.60	29/01/2025	29/01/2035
	50,000	1.50	28/03/2025	28/03/2035

John Brancaccio	15,385	2.13	03/14/2023	03/14/2033
	20,000	1.65	11/24/2023	11/24/2033
	40,000	1.46	03/13/2024	03/13/2034
	6,509	1.60	29/01/2025	29/01/2035
	50,000	1.50	28/03/2025	28/03/2035

Bernard Denoyer	3,077	2.13	03/14/2023	03/14/2033
	10,000	1.46	03/13/2024	03/13/2034
	3,613	1.60	29/01/2025	29/01/2035
	15,000	1.50	28/03/2025	28/03/2035

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

The expiration of the current terms of the members of the Board of Directors and the period each member has served in that term are as follows:

Name	Year Current Term Began	Year Current Term Expires
Gabriele Cerrone	2024	2025
Gary Jacob	2024	2025
Willy Simon	2024	2025
John Brancaccio	2024	2025
Bernard Denoyer	2024	2025

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

D. Employees

As of March 31, 2025, we had 4 full time employees. Two of our employees were engaged in research and development and three employees were engaged in management, administration and finance. All three are located in the United States. None of our employees are members of labor unions. None of our employees are covered by a collective bargaining agreement.

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of June 19, 2025 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and

●	each member of our board of directors and each of our executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of June 19, 2025 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

	Number of Ordinary Shares Beneficially Owned
Name of beneficial owner	Shares	%

5% or Greater Shareholders:
Gabriele Cerrone(1)	10,172,677	27.09

Executive Officers and Directors:
Gabriele Cerrone(1)	10,172,677	27.09
Willy Simon(2)	35,359	*
Gary Jacob (3)	104,808	*
John Brancaccio(4)	25,201	*
Bernard Denoyer(5)	4,872	*
All directors and executive officers as a group (5 persons)(3)	10,252,660	27.54

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Mr. Gabriele Cerrone is the ultimate beneficial owner of ordinary shares through Planwise Group Limited and Panetta Partners Limited.

(2)	Includes 26,410 stock options which are currently exercisable or exercisable within 60 days of June 19, 2025

(3)	Includes 58,975 stock options which are currently exercisable or exercisable within 60 days of June 19, 2025

(4)	Includes 31,865 stock options which are currently exercisable or exercisable within 60 days of June 19, 2025

(5)	Consists of 4 872 stock options which are currently exercisable or exercisable within 60 days of June 19, 2025

B. Related Party Transactions

The following is a description of related party transactions we have entered into since April 1, 2022, with the beneficial owners of 5% or more of our ordinary shares, which are our only voting securities, and senior management and members of our board of directors.

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

ITEM 8: FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements”.

Legal Proceedings

Except as disclosed in this paragraph, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware), which may have, or have had during the 12 months prior to the date of this annual report, a significant effect on the Company’s and/or our financial position or profitability. In addition to the proceedings set out in this section, the Company is not involved in other legal proceedings and claims in the ordinary course of business.

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

Our American Depositary Shares, or ADSs, were trading on the NASDAQ Capital Market under the symbol “OKYO” from May 17, 2022 until May 21, 2023. These were substituted for ordinary shares in OKYO Pharma Ltd on May 22, 2023.

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

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not believe we were a PFIC for our 2025 tax year and we do not expect to be a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status.

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

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of March 31, 2024. Based on that evaluation, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer have concluded that as of March 31, 2025, there were no material weaknesses in the Company’s internal control over financial reporting described below, the Company’s disclosure controls and procedures were effective.

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

Under the supervision and with the participation of management, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, the Company conducted an informal evaluation, based on regular verbal discussions between management and the audit committee, of the effectiveness of its internal control over financial reporting based on the framework described in Internal Control-Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission, as revised in 2013. Based on that evaluation, management has concluded that the Company did maintain effective internal control over financial reporting as of the period ended March 31, 2025 and no material weaknesses were identified.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the aggregate fees billed to us for services rendered by PKF Littlejohn LLP, our independent registered public accounting firm and Mazars, our previous independent registered public accounting firm:

Mazars LLP	Year Ended March 31,
	2025	2024
	(in thousands)
Audit fees	-	-
Other assurance services(1)	27	7

Total	27	7

PKF Littlejohn LLP	Year Ended March 31,
	2025	2024
	(in thousands)
Audit fees	134	126
Other assurance services(1)	22	25

Total	156	151

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

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16J: INSIDER TRADING POLICIES

Our insider trading policy has been adopted by our board of directors, governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards applicable to us, which was later amended in March 2025. In addition, it is the Company’s intent to comply with applicable laws and regulations relating to insider trading. The latest version of our insider trading policy is filed as Exhibit 19.1 to this Form 20-F.

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

ITEM 18: FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1.

ITEM 19: EXHIBITS

Exhibit No.	Description

3.1**	Memorandum and Articles of Incorporation of OKYO Pharma Limited (Incorporated by reference to Exhibit 3.1 for Form 20-F filed on August 15, 2023)
8.1	List of Subsidiaries. (Incorporated by reference to Exhibit 21.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.1**	OKYO Pharma Limited Share Option Plan With Non-Employee Sub-Plan And US Sub-Plan (Incorporated by reference to Exhibit 10.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.2**	Executive Employment Agreement dated December 21, 2020 between Gary S. Jacob and OKYO Pharma Limited as amended on January 19, 2021. (Incorporated by reference to Exhibit 10.2 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.3**	Collaboration Agreement between On Target Therapeutics, LLC and OKYO Pharma Limited dated June 4, 2018 (Incorporated by reference to Exhibit 10.3 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.4**	Amendment to Collaboration Agreement between On Target Therapeutics, LLC and OKYO Pharma Limited dated October 22, 2018 (Incorporated by reference to Exhibit 10.4 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.5**	License Agreement dated as of May 1, 2018 by and between Tufts Medical Center, Inc. and OKYO Pharma Limited (Incorporated by reference to Exhibit 10.5 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.6**	Shared Services Agreement dated as of January 1, 2018 by and between OKYO Pharma Limited and Tiziana Life Sciences plc (Incorporated by reference to Exhibit 10.6 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.7**	License and Sublicense Agreement dated May 22, 2017 by and between On Target Therapeutics, LLC and OKYO Pharma Limited (Incorporated by reference to Exhibit 10.7 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.8**	First Amendment to the License and Sublicense Agreement dated March 25, 2021 by and between On Target Therapeutics, LLC and OKYO Pharma Limited. (Incorporated by reference to Exhibit 10.8 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.9**	Collaboration Agreement dated August 6, 2019 between Tufts Medical Center, Inc. and OKYO Pharma Limited. (Incorporated by reference to Exhibit 10.9 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PKF Littlejohn LLP
19.1*	Insider Trading Policy
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed Herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OKYO Pharma Ltd

By:	/s/ Gary Jacob
Gary Jacob
Chief Executive Officer

Date: July 18, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OKYO PHARMA LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of OKYO Pharma Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheets of OKYO Pharma Limited and its subsidiary (the “Group”) as of March 31, 2025 and the related Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows for each of the two years in the period ended March 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of March 31, 2025 and 2024 and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Group is pre-revenue and its business model requires significant ongoing expenditure on research and development that include the costs to progress the clinical pipeline. The Group requires additional financing facilities during the going concern period in order to initiate the next phase of trials in Neuropathic Corneal Pain and for working capital purposes. The Directors are taking steps to put engagements and plans in place to ensure that sufficient funds will be forthcoming and has been consistently successful in raising additional funds when required. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

London, England

Date: July 18, 2025

OKYO Pharma Limited

Consolidated Balance Sheets

	Year ended March 31,
	2025	2024
	$	$
ASSETS
Current assets:
Cash and cash equivalents	1,560,902	826,848
Current taxation receivable	1,872,057	559,128
Other receivables	242,342	151,938
Total current assets	3,675,301	1,537,914
Property and Equipment, net	2,035	3,350
Total non-current assets	2,035	3,350
Total assets	3,677,336	1,541,264

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities:
Trade and other payables	8,367,566	7,062,137
Related party payable	859,325	358,709
Total current liabilities	9,226,891	7,420,846
Total liabilities	9,226,891	7,420,846
Shareholders’ Equity:
Share premium	146,717,274	143,112,687
Share options reserve	1,184,815	4,748,610
Convertible Loan Note Reserve	950,000	-
Warrants reserve	93,748	93,748
Foreign currency translation reserve	(11,470,420)	(11,311,447)
Retained deficit	(143,024,972)	(142,523,180)
Total shareholders’ equity	(5,549,555)	(5,879,582)
Total liabilities and shareholders’ equity	3,677,336	1,541,264

OKYO Pharma Limited

Consolidated Statements of Operations and Comprehensive Loss

	Year ended March 31,
	2025	2024	2023
	$	$	$
Operating expenses:
Research and development	(2,254,244)	(8,243,571)	(6,337,698)
Operating Expenses	(4,837,653)	(7,506,161)	(6,849,502)
Total operating expenses	(7,091,897)	(15,749,732)	(13,187,200)

Other (expense):
Finance expense	(878,174)	(1,053,313)	(96,687)
Loss from operations before income taxes	(7,970,071)	(16,803,045)	(13,283,887)
Income tax	3,263,779	(22,416)	12,202
Loss for the year	(4,706,292)	(16,825,461)	(13,271,685)

Other Comprehensive loss:
Exchange differences on translating foreign operations	(158,973)	141,095	(441,015)
Comprehensive loss	(4,865,265)	(16,684,366)	(13,712,700)

Basic and diluted loss per share attributable to common shareholders	$(0.20)	$(0.57)	$(0.61)

OKYO Pharma Limited

Consolidated Statements of Shareholders’ Equity

	No. of Shares	Share Capital	Options reserve	Warrant reserve	Convertible Loan Note Reserve	Retained Earnings	Translation Reserve	Total Equity
		$	$	$	$	$	$	$
Balance at March 31, 2022	21,144,774	123,976,510	2,355,040	53,413	—	(112,426,034)	(11,011,527)	2,947,402

Issuance of shares fundraising net	4,341,500	7,323,354	—	—	—	—	—	7,323,354
Expenses settled in shares	33,500	86,028	—	—	—	—	—	86,028
Options charge	—	—	1,286,128	—	—	—	—	1,286,128
Options forfeiture	—	—	(12,412)	—	—	—	—	(12,412)
Warrants charge	—	—	—	28,963	—	—	—	28,963
Total transactions	4,375,000	7,409,382	1,273,716	28,963	—	—	—	8,712,061
Loss for the period	—	—	—	—	—	(13,271,685)	—	(13,271,685)
Currency translation	—	—	—	—	—	—	(441,015)	(441,015)
Total comprehensive income	—	—	—	—	—	(13,271,685)	(441,015)	(13,712,700)
Balance at March 31, 2023	25,519,774	131,385,892	3,628,756	82,376	-	(125,697,719)	(11,452,542)	(2,053,237)

Issuance of shares fundraising net	4,159,270	6,208,508	—	—				6,208,508
Expenses settled in shares	1,557,272	2,368,287	—	—	—	—	—	2,368,287
Issuance of shares, related party loan conversion	2,100,000	3,150,000	—	—	—	—	—	3,150,000
Options charge	—	—	1,121,273	—	—	—	—	1,121,273
Options forfeiture	—	—	(1,419)	—	—	—	—	(1,419)
Warrants charge	—	—	—	11,372	—	—	—	11,372
Total transactions	7,816,542	11,726,795	1,119,854	11,372	—	—	—	12,858,021
Loss for the period	—	—	—	—	—	(16,825,461)	—	(16,825,461)
Currency translation	—	—	—	—	—	—	141,095	(141,095)
Total comprehensive income	—	—	—	—	—	(16,825,461)	141,095	(16,684,366)
Balance at March 31, 2024	33,336,316	143,112,687	4,748,610	93,748	—	(142,523,180)	(11,311,447)	(5,879,582)
Expenses settled in shares	25,842	32,302	—	—	—	—	—	32,302
Shares issued in lieu of consultancy fees	300,266	437,498	—	—	—	—	—	437,498
Shares issued in lieu of Bonus	250,000	347,500						347,500
Shares issued in lieu of interest	500,000	750,000	—	—	—	—	—	750,000
Shares issued for Fundraising, net	1,219,846	1,705,742	—	—	—	—	—	1,705,742
Fees on CLN issuance	388,545	331,545	—	—	—	—	—	331,545
Options charge	—	—	734,989	—	—	—	—	734,989
Options forfeiture	—	—	(4,298,784)	—	—	4,204,500	—	(94,284)
Proceeds from Convertible loan note	—	—	—	—	950,000	—	—	950,000
Total transactions	2,684,499	3,604,586	(3,563,795)	—	950,000	4,204,500	—	5,195,291
Loss for the period	—	—	—	—		(4,706,292)		(4,706,292)
Currency translation	—	—	—	—		—	(158,973)	(158,973)
Total comprehensive income	—	—	—	—		(4,706,292)	(158,973)	(4,865,265)
Balance at March 31, 2025	36,020,815	146,717,274	1,184,815	93,748	950,000	(143,024,972)	(11,470,420)	(5,549,555)

OKYO Pharma Limited

Consolidated Statements of Cash Flows

	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from operations before income taxes	(7,970,071)	(16,803,045)	$(13,283,887)
Adjustments to reconcile net loss to net cash used in operating activities:
Share option charge	734,989	1,121,273	1,286,128
Warrant charge	-	11,372	28,963
Forfeiture of options	(94,284)	(1,419)	(12,412)
Depreciation of fixed assets	2,563	3,866	3,797
(Gain)/Loss on foreign exchange	(96,978)	55,183	51,192
Expenses settled in shares	32,302	3,452,769	86,028
Shares Issued in lieu of consultancy fees	437,497	-	-
Shares Issued in lieu of bonus	347,500	-	-
CLN Fees settled in shares	331,545	-	-
Shares Issued in lieu of interest	750,000	-	-
Convertible loan interest accrued	88,998	-	-
Net increase/(decrease) in related party payables	500,616	(570,075)	814,319
Net (increase)/decrease in operating assets/other receivables	(90,403)	440,257	167,718
Net (decrease)/increase in trade and other payables	1,216,431	2,799,282	2,963,759
Cash inflow from taxation	1,998,364	-	199,153
Net cash used in operating activities	(1,810,931)	(9,490,537)	(7,695,242)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(1,208)	-	(5,916)
Net cash used in investing activities	(1,208)	-	(5,916)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from fundraising, net and issuance of ordinary shares	1,705,742	6,208,508	7,323,354
Proceeds from convertible loan note	950,000	-	-
Loan from related party	-	-	2,000,000
Net cash provided by financing activities	2,655,742	6,208,508	9,323,354

Net (decrease)/increase in cash and cash equivalents	843,603	(3,282,029)	1,622,196
Cash and cash equivalent, beginning of period	826,848	4,045,381	2,700,724
Exchange difference	(109,549)	63,496	(277,539)
Cash and cash equivalent, end of period	1,560,902	826,848	4,045,381

Non Cash items:
Conversion of related party loan into shares	-	3,150,000	-

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

The Company is dedicated to developing an innovative treatment for neuropathic corneal pain and dry eye disease. Through its proprietary chemerin peptide, urcosimod (formally known as OK-101), the Company aims to provide targeted therapy that not only alleviates pain but also controls inflammation, while enhancing ocular residence time for more effective, lasting relief.

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

Basis of measurement

Going Concern

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as of March 31, 2025, had an accumulated deficit of $143m ($109m of this accumulated loss relates to a discontinued business prior to the reorganisation in 2018), a net loss for the year ended March 31, 2025, of $4.7m and net cash used in operating activities for the year ended March 31, 2025, of $1.8m.

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation. On the basis of those projections, the directors conclude that, without raising additional funding, the company will not be able to initiate the next phase of trials and meet its liabilities as they fall due within the next 12 months from the date when these financial statements are issued. The cash balance as at the beginning of July 2025 is approximately $4.6m. Consequently, in the opinion of the directors there is substantial doubt about the Group’s ability to continue as a going concern.

The Directors are however aware, through their own extensive experience in the sector, that this position is not uncommon in the context of a pre-revenue life sciences company principally involved in cash consuming research and development activity. The Directors took strategic advantage of the opportunity to dual list the Company on NASDAQ in May 2022 in order to be able to access potential liquidity in the US, which is generally a more favorable environment for life sciences companies to raise money and where there are more specialist investors focused on early-stage opportunities. The Company raised $2.5m as part of the NASDAQ IPO and since March 2024 have raised an additional $2.7m with new and existing investors.

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

New and Revised Standards

Standards in effect in 2025

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on April 1, 2024, that are relevant to the Group or that have had any material impact in the year to March 31, 2025. New standards, amendments to standards and interpretations that are not yet effective, have been deemed by the Group as currently not relevant, and not likely to have a material impact on the Group, and hence are not listed here.

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

In the current year, Research and Development tax credits submitted to His Majesty’s Revenue and Customs (“HMRC”) have been provided for. These have been estimated based on eligible research and development expenditure. In the years ended March 31, 2024 and 2023, Research and Development tax credits were not provided for in the year that the costs were incurred. This policy is as a result of the UK tax authority’s new regime of reviewing nearly every tax claim it receives. Any difference compared to the amount rebated is recognized when the cash is received from the UK tax authorities.

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

The accrued interest on the principal amount is recorded as a liability as it can be settled in cash or equity at the discretion of the noteholder.

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

4. OPERATING EXPENSES

Operating expenses are stated after charging/(crediting):

	Year Ended March 31,
Group	2025 $	2024 $	2023 $
Director fees including bonus (excluding Chairman’s bonus)	1,145,581	1,100,192	910,403
Chairman’s bonus	347,500	934,007	300,000
Auditor’s Remuneration (refer to Note 20)	182,853	158,195	454,692
Legal and Professional fees	1,005,883	1,377,774	1,432,926
FX Gains and losses	(96,978)	55,183	99,930
Depreciation	2,563	3,866	3,797

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

6. EMPLOYEES INCLUDING OFFICERS, EXECUTIVE AND NON-EXECUTIVE DIRECTORS

	Year ended March 31,
	2025 $	2024 $	2023 $
Group
Staff costs comprised:
Directors’ salaries	1,493,081	2,039,447	1,204,285
Wages and salaries	605,193	612,076	548,328
Social security costs	13,936	11,386	151,967
Recruitment costs	-	-	13,750
	2,112,210	2,662,909	1,918,330
The average monthly number of employees, including directors, employed by the group during the years ending March 31, 2025, March 31, 2024, and March 31, 2023 were:
Research and Development	2	2	2
Corporate and administration	3	5	6
	5	7	8

The Group and Company made $6,277 of payments to a defined contribution pension schemes on behalf of Directors or employees during the year ended March 31, 2025 (March 31, 2024: $5,598, March 31 2023: $6,510)

7. REMUNERATION OF KEY MANAGEMENT PERSONNEL

Directors of the Group and Company received the following remuneration during the years ended March 31, 2025 2024 and 2023:

	Year ended March 31,
	2025				2024
$’000	Directors’ fees	Bonus	Salary	Share based payment expenses	Directors’ fees	Bonus	Salary	Share based payment expenses
G. Cerrone (1)	574	348	-	-	376	934	-	-
G Jacob (2)	-	100	350	228	-	196	392	526
W Simon	41	-	-	35	40	-	-	10
J Brancaccio	40	-	-	45	56	-	-	30
B Denoyer	40	-	-	11	40	-	-	11
	695	448	350	319	512	1,130	392	577

	Year ended March 31,
$’000	2023
	Directors fees	Bonus	Salary	Share based payment expenses

G. Cerrone (1)	145	300	-	-
G Jacob	-	217	433	834
W Simon	39	-	-	-
J Brancaccio	39	-	-	24
B Denoyer	39	-	-	18
	262	517	433	876

(1)

Gabriele Cerrone had a bonus awarded for $347,500 in the year ended March 31, 2025.

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

All bonuses were settled via the issuance of shares.

(2)	Gary Jacob bonus is payable base on a performance condition.

The following share options were granted to Directors in the year:

	2025	2024	2023
	Number of options	Number of options	Number of options

J Brancaccio	56,509	40,000	35,385
G Jacob	507,960	50,000	84,615
W Simon	62,848	40,000	26,154
B Denoyer	18,613	10,000	3,077
	645,930	140,000	149,231

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

	2025	2024	2023
	$’000	$’000	$’000

Short-term employee benefits	1,629	2,559	1,500
Share based payments	643	1,005	1,273

	2,272	3,564	2,773

8. TAXATION

	Year ended March 31,
	2025 $	2024 $	2023 $
Group
Current year tax charge/(credit)	51	55,280	-
Adjustments in respect of prior periods	(3,263,830)	(32,864)	(12,202)

Deferred tax
Origination and reversal of timing differences	-	-	-

Total tax charge/(credit) for the period	(3,263,779)	22,416	(12,202)

The tax charge/(credit) for the year is different from the standard rate of corporation tax in the United Kingdom of 19%. The difference can be reconciled as follows:

Loss before taxation	(7,970,071)	(16,803,045)	(13,283,888)
Loss charged at standard rate of corporation tax 19%	(1,514,313)	(3,192,578)	(2,523,939)
Tax losses arising in the year not recognized	1,401,608	3,032,344	2,279,050
Tax losses surrendered for Research and Development	-	-	-
Expenses not deductible for taxation	123,112	220,187	241,985
Tax increase from effect of capital allowances and depreciation	484	748	124
Difference in tax rates	(5,015)	-	-
Research and Development enhanced expenditure	-	-	-
Research and Development tax credits claimed in respect of previous periods	(3,263,830)	(32,864)	(12,202)
Consolidation adjustment in relation to foreign exchange movements	(5,825)	(5,421)	2,780
Total tax charge/(credit) for the period	(3,263,779)	22,416	(12,202)

No deferred tax asset has been recognized in respect of trading losses carried forward because of uncertainty as to when these losses will be recoverable.

The Group has tax losses of $35,852,225 (2024: $38,992,275, 2023: $23,903,092) to carry forward for use against future profits.

The Research and Development tax credits claimed in respect of previous periods relates to prior period R&D tax refunds received for $1,391,773 and a provision for $1,872,057.

9. FINANCE INCOME AND COSTS

	Year ended March 31,
	2025 $	2024 $	2024 $
Finance Income
Interest income	5,473	-	-
Total finance income	5,473	-	-

Finance Expenses
Finance Charges	(13,368)	-	-
Convertible Loan Note Interest	(88,383)	-	-
Interest expense on related party loan	(781,896)	(1,053,313)	(96,687)
Total finance expenses	(883,647)	(1,053,313)	(96,687)
Total finance income/(expenses)	(878,174)	(1,053,313)	(96,687)

10. PROPERTY, PLANT AND EQUIPMENT

Details of the Group’s property, plant and equipment are as follows:

$	IT equipment	Total
Cost
At 1 April 2024	10,467	10,467
Additions	1,208	1,208
Disposals	(1,290)	(1,290)
Foreign exchange	115	115
At March 31, 2025	10,500	10,500

Depreciation
At 1 April 2024	7,117	7,117
Charge in year	2,563	2,563
Write Off Disposals	(1,290)	(1,290)
Foreign exchange	75	75
At March 31, 2025	8,465	8,465
Net Book Value as at March 31, 2025	2,035	2,035

$	IT equipment	Total
Cost
At April 1, 2023	15,315	15,315
Additions	-	-
Disposals	(5,037)	(5,037
Foreign exchange	189	189
At March 31, 2024	10,467	10,467

Depreciation
At April 1, 2023	8,099	8,099
Charge in year	3,866	3,866
Write Off Disposals	(5,037)	(5,037)
Foreign exchange	189	189
At March 31, 2024	7,117	7,117
Net Book Value as at March 31, 2024	3,350	3,350

The Group’s property, plant and equipment is located in the following operating segments:

Group	Net Book Value March 31 2025
	$
UK		647
US		1,388
Total		2,035

Group	Net Book Value March 31 2024
	$
UK		1,859
US		1,491
Total		3,350

11. PREPAID EXPENSES AND OTHER RECEIVABLES

	Year ended March 31,
	$2025	2024
Group
Other receivables	4,500	5,585
VAT receivable	12,482	16,227
Prepayments	225,360	130,126
	242,342	151,938

There are no differences between the carrying amount and fair value of any of the trade and other receivables above.

Prepayments include no prepaid invoices relating to the OK-101 project.

12. TRADE AND OTHER PAYABLES

	Year ended March 31,
	$2025	2024
Group
Trade payables	7,899,986	6,128,132
Other payables	88,999	103,830
Accruals	186,993	504,657
Bonus accrual	191,588	325,518
	8,367,566	7,062,137

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

The Company manages its capital to maximise the return to the shareholders through the optimisation of equity. The capital structure of the Company as at March 31, 2025 and 2024 consists of equity attributable to equity holders of the Company, comprising issued capital, reserves and retained deficit as disclosed.

The Company manages its capital structure and makes adjustments to it, in light of economic conditions and the strategy approved by shareholders. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares and release the Company’s share premium account. No changes were made in the objectives, policies or processes during the year ended March 31, 2025 and March 31, 2024.

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

The Company is authorized to issue an unlimited number of nil par value shares of a single class

	Shares	Share capital
Issued ordinary shares of US$0.00 each	Number	$
At March 31, 2023	25,519,774	131,385,892
Issue of share for fundraising, net Sept-Dec 2023	4,159,270	6,208,508
Expenses settled in shares	1,557,272	2,368,287
Issuance of Shares to related party – Loan Conversion	2,100,000	3,150,000
At March 31, 2024	33,336,316	143,112,687
Expenses settled in shares	714,653	801,345
Bonus settled in Shares	250,000	347,500
Issue of share for fundraising, net	1,219,846	1,705,742
Shares in lieu interest	500,000	750,000
At March 31, 2025	36,020,815	146,717,274

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

Dividends

The Directors paid no dividend during the year to March 31, 2025 and March 31, 2024.

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

	2025		2024
	Options	Weighted Average exercise price ($)	Options	Weighted Average exercise price ($)
Outstanding at April 1	2,421,650	3.34	1,696,451	3.85
Granted	951,017	1.54	727,500	1.53
Forfeited	(1,553,764)	4.18	(2,301)	2.13
Exercised	-	-	-	-
Outstanding at March 31	1,818,903	1.68	2,421,650	3.34
Exercisable at March 31	396,175	1.87	894,956	4.34

	2023
	Options	Weighted Average exercise price (cents)
Outstanding at April 1	1,113,841	4.86
Granted	612,610	1.04
Forfeited	(30,000)	-
Exercised	-	-
Outstanding at March 31	1,696,451	3.85
Exercisable at March 31	560,082	4.41

During the years ending March 31, 2025, March 31, 2024, and March 31, 2023 no options were exercised.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $1,260,839 (2024: $1,146,835). A share-based payment charge for the year of $734,989 (2024: $1,118,435) has been expensed in the statement of comprehensive income. The share based payment charge in the year to March 31, 2025 does not include a forfeiture of $94,283 (2024: $1,419).

The weighted average contractual life of options outstanding at March 31, 2025 is 7.65 years. (2024: 7.60 years).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price $	Share Options as at March 31, 2025
March 14, 2023	March 13, 2027	1.85	465,386
October 20, 2023	October 20, 2033	1.57	85,000
November 24, 2023	November 24,2033	1.65	40,000
March 1, 2024	March 1,2034	1,33	20,000
March 13, 2024	March 13, 2034	1.46	257,500
January 29, 2025	January 20, 2035	1.60	404,517
March 28, 2025	March 28,2035	1.50	546,500
Total			1,818,903

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

The Company has estimated a forfeiture rate of zero.

The model inputs for options granted during the year ended March 31, 2025 valued under the Black Scholes Valuation model are:

March 28, 2025
Grant date share price	$1.50
Exercise share price	$1.50
Vesting periods	25 % over 4 years
Risk free rate	4.36%
Expected volatility	108.7%
Option life	4 years

	January 29, 2025	January 29, 2025	January 29, 2025	January 29,2025	January 29,2025

Grant date share price	$1.07	$1.07	$1.07	$1.07	$1.07
Exercise share price	$1.60	$1.60	$1.60	$1.60	$1.60
Vesting periods	25% over four years	33.3% over three years	25% every 3 months	33.33% and 66.66% over 1 Year	Immediately
Risk free rate%	3.95%	4.06%	4.73%	4.73%	4.473%
Expected volatility%	110.6%	110.6%	56-90.1%	90.1-94.3%	110.6%
Option life	4 years	4 years	4 years	4 years	4 years

The model inputs for options granted during the year ended March 31, 2024 valued under the Black Scholes Valuation model are:

	March 1, 2024	March 13, 2024

Grant date share price	$1.33	$1.46
Exercise share price	$1.33	$1.46
Vesting periods	50% over two years	33.3% over three years
Risk free rate	4.18%	4.19%
Expected volatility	91.0%	91.0%
Option life	4 years	4 years

	Grant Date
	July 26, 2023	October 20, 2023	November 20, 2023	November 24, 2023

Grant date share price	$1.53	$1.57	$1.71	$1.65
Exercise share price	$1.53	$1.57	$1.71	$1.65
Vesting periods	25% over four years	33.3% over three years	25% over four years	25% over four years
Risk free rate	3.91%	4.31%	3.70%	3.91%
Expected volatility	68.8%	72.0%	72.0%	72.0%
Option life	4 years	4 years	4 years	4 years

Modification of share based payments.

In January 2025, all options granted prior to December 2022 were surrendered and new options at a lower exercise price, with a proportionate reduction in the number of options, were granted. The Company reduced the exercise price for options granted to employees and directors to $1.6. This was approved by directors at a board meeting held on January 28, 2025.

The fair value of the modified options at the date of modification was determined using the option pricing models as described above. The incremental fair value was recognised as an expense over the period from the modification date to the end of the vesting period. The expense for the original option grant will continue to be recognised as if the terms had not been modified. The fair value of the modified options was determined using the same models and principles as described above.

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

No warrants were granted or exercised in the year to March 31, 2025 or March 2024.

	March 31, 2025		March 31, 2024
	Warrants	Weighted Average exercise price (cents)	Warrants	Weighted Average exercise price (cents)

Outstanding at April 1	563,986	397	563,986	397
Granted	-	-	-	-
Exercised	-	-	-	-

Outstanding at March 31	563,986	397	563,986	397

Exercisable at March 31	307,692	397	307,692	397

The Directors have estimated the fair value of the warrants in services provided using the Black-Scholes valuation model based on the assumptions below.

The remaining fair value of the warrant instruments is nil (2024: nil). For the consideration warrants, the charge has been expensed over the vesting period. For all other warrants, the charge has been expensed over the service period. A share-based payment charge for the year of $0 (2024: $9,065.69) has been expensed in the statement of comprehensive income.

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

Group	2025
$	Less than 3 months	3 to 12 months	Total
Trade and other payables	587,947	7,779,619	8,367,566
Related party payables	108,272	751,053	859,325
	696,219	8,530,672	9,226,891

Group	2024
$	Less than 3 months	3 to 12 months	Total
Trade and other payables	1,028,764	6,033,373	7,062,137
Related party payables	25,019	333,690	358,709
	1,053,783	6,367,063	7,420,846

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

The Directors do not consider the impact of possible interest rate changes based on current market conditions to be material to the net result for the year or the equity position at the year-end for either the year ended March 31, 2025 or March 31, 2024.

16. RELATED PARTY TRANSACTIONS

All related party transactions occurred in the normal course of operations.

Tiziana Life Sciences Ltd

Tiziana Life Sciences Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. The Company shares premises and other resources with Tiziana Life Sciences Ltd and there is a shared services agreement in place between the Company and Tiziana Life Sciences Ltd. As at March 31, 2025, the Company had incurred $142,170 (2024: $139,963) worth of costs in relation to this agreement and at March 31, 2025 $431,305 (2024: $297,870) was due to Tiziana Life Sciences Ltd.

Tiziana Life Sciences Ltd also paid other invoices on behalf of the Company. As of March 31, 2025, Tiziana had paid $350,802 (2024: $35,347) worth of costs on behalf of the Group. As of March 31, 2025, $428,020 (2024: $75,267) is due to Tiziana Life Sciences Ltd.

In August 2022, Tiziana Life Sciences Ltd issued a short-term credit facility to OKYO Pharma for $2m to support short term liquidity. The loan was available for a period of 6 months upon first draw-down and carried an interest rate of 16% per annum, with additional default interest of 4% if the loan was not repaid after the 6-month period. In February 2023, Tiziana Life Sciences Ltd issued an additional short-term credit facility to OKYO Pharma for $0.5m to further support short term liquidity, under the same terms as the loan above. The principal of $2,000k plus accrued interest of $1,150k were converted into 2,100,000 Ordinary Shares, with no par value, of OKYO Pharma Ltd on October 25, 2023. On July 15, 2024, 500,000 Ordinary Shares, with no par value, of Okyo Pharma Ltd were issued to Tiziana Life Sciences Ltd in lieu of additional accrued interest in respect of this agreement, amounting to $750k.

Directors – (See Note 7 also)

At March 31, 2025, the Company owed John Brancaccio $53,760 for his fees from December 2023 to March 2025.

At March 31, 2025, the Company owed Bernard Denoyer $53,760 for his fees from December 2023 to March 2025.

At March 31, 2025, the Company owed Gary Jacobs $43,750 his fees from October 2024 to December 2024.

At March 31, 2025, the Company owed Willy Simon $57,189 for his fees from December 2023 to March 2025.

At March 31, 2025, the Company owed Gabriele Cerrone $193,441for his fees from April 2024 to March 2025.

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

	Year ended March 31,
	2025	2024

(Loss) attributable to equity holders of the company ($)	(7,970,071)	(16,825,461)
Weighted average number of ordinary shares in issue (adjusted)	39,488,256	29,343,727
Basic and dilutive loss per share (dollars per share)	(0.20)	(0.57)

Year ended March 31,
2023

(Loss) attributable to equity holders of the company ($)	(13,271,685)
Weighted average number of ordinary shares in issue (adjusted)	22,257,058
Basic and dilutive loss per share (dollars per share)	(0.61)

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

During the year to March 31, 2023, the Group entered into new lease agreement on its existing office. The new leases has a term shorter than 12 months, so the Group has applied the exemption allowed by paragraph 5a in IFRS 16 in respect of short term leases.

Operating leases

At March 31, 2025 and March 31, 2024, the company had annual commitments under non-cancellable operating leases:

Operating leases which expire:	March 31, 2025	March 31, 2024
	$	$
Within one year	10,739	6,660

19. AUDITOR’S RENUMERATION

During the period, the group obtained the following services from the company’s auditors PKF, our independent registered public accounting firm and Mazars, our previous independent registered public accounting firm.:

Mazars LLP	March 31, 2025	March 31, 2024	March 3,1 2023
	$	$	$
Fees payable to the company’s auditors for the audit of the parent company and consolidated financial statements	-	-	106,927

Fees payable to the company’s auditors for other services:
Audit-related assurance services	26,566	7,354	227,208

	26,566	7,354	334,135

PKF Littlejohn LLP	March 31, 2025	March 31, 2024	March 31, 2023
	$	$	$
Fees payable to the company’s auditors for the audit of the parent company and consolidated financial statements	133,887	125,701	120,557

Fees payable to the company’s auditors for other services:
Audit-related assurance services	22,400	25,140	-

	156,287	150,841	120,557

20. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	March 31, 2025	March 31, 2024
	$	$
Cash at bank and in hand:

GBP	21,829	275,342
EURO	5,308	898
USD	1,533,765	550,608

	1,560,902	826,848

21. CONVERTIBLE LOAN INSTRUMENTS

On September 24, 2024, we entered into a fixed term unsecured loan agreement with an existing shareholder for $550,000 at an interest rate of 20% per annum to be repaid by June 1, 2026. The loan is convertible into shares at the election of the noteholder at a price of $0.70 per share.

On October 28, 2024, we entered into a fixed term unsecured loan agreement with an existing shareholder for $250,000 at an interest rate of 20% per annum to be repaid by November 1, 2026. The loan is convertible into shares at the election of the noteholder at a price of $0.70 per share.

On January 16, 2025, we entered into a fixed term unsecured loan agreement with an existing shareholder for $150,000   at an interest rate of 20% per annum to be repaid by February 1, 2027. The loan is convertible into shares at the election of the noteholder at a price of $0.70 per share.

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

23. POST BALANCE SHEET EVENTS

Post the year end, the Group has raised $2.7m through its ATM facility.

