Form 20-F/A
period 2025-03-31
OKYO Pharma Ltd
filed 2025-08-12
CIK 1849296

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

☐ Yes ☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amended Annual Report”) amends the Annual Report on Form 20-F of OKYO Pharma Limited (the “Company” or “we”) for the year ended March 31, 2025 (the “Original Form 20-F”), filed on July 18, 2025, with the Securities and Exchange Commission (the “SEC”). The only changes made to the Original Form 20-F are to revise the Exhibit Table to include the Company’s Clawback policy, which was erroneously omitted from the previous filing.

Except as noted above, the Company has not modified, or updated disclosures presented in this Amended Annual Report. Accordingly, the Amended Annual Report does not reflect events occurring after the Original Form 20-F or modify or update those disclosures affected by subsequent events.

TABLE OF CONTENTS

PART III
Item 19	Exhibits

PART III

ITEM 19: EXHIBITS

Exhibit No.	Description

3.1**	Memorandum and Articles of Incorporation of OKYO Pharma Limited (Incorporated by reference to Exhibit 3.1 for Form 20-F filed on August 15, 2023)
8.1	List of Subsidiaries. (Incorporated by reference to Exhibit 21.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.1**	OKYO Pharma Limited Share Option Plan With Non-Employee Sub-Plan And US Sub-Plan (Incorporated by reference to Exhibit 10.1 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.2**	Executive Employment Agreement dated December 21, 2020 between Gary S. Jacob and OKYO Pharma Limited as amended on January 19, 2021. (Incorporated by reference to Exhibit 10.2 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.3**	Collaboration Agreement between On Target Therapeutics, LLC and OKYO Pharma Limited dated June 4, 2018 (Incorporated by reference to Exhibit 10.3 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.4**	Amendment to Collaboration Agreement between On Target Therapeutics, LLC and OKYO Pharma Limited dated October 22, 2018 (Incorporated by reference to Exhibit 10.4 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.5**	License Agreement dated as of May 1, 2018 by and between Tufts Medical Center, Inc. and OKYO Pharma Limited (Incorporated by reference to Exhibit 10.5 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.6**	Shared Services Agreement dated as of January 1, 2018 by and between OKYO Pharma Limited and Tiziana Life Sciences plc (Incorporated by reference to Exhibit 10.6 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.7**	License and Sublicense Agreement dated May 22, 2017 by and between On Target Therapeutics, LLC and OKYO Pharma Limited (Incorporated by reference to Exhibit 10.7 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.8**	First Amendment to the License and Sublicense Agreement dated March 25, 2021 by and between On Target Therapeutics, LLC and OKYO Pharma Limited. (Incorporated by reference to Exhibit 10.8 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
10.9**	Collaboration Agreement dated August 6, 2019 between Tufts Medical Center, Inc. and OKYO Pharma Limited. (Incorporated by reference to Exhibit 10.9 to Amendment No. 6 to Form F-1 filed on May 13, 2022).
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1**	Consent of PKF Littlejohn LLP
19.1**	Insider Trading Policy
97*	Clawback Policy
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed Herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OKYO Pharma Ltd

By:	/s/ Gary Jacob
Gary Jacob
Chief Executive Officer

Date: August 12, 2025