Form 20-F
period 2026-03-31
OKYO Pharma Ltd
filed 2026-07-20
CIK 1849296

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

E-mail:kshah@okyopharma.com

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of July 15, 2026: 52,479,527 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
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

Presentation of Financial Information AND OTHER DATA

This annual report includes our audited consolidated financial statements as of and for the years ended March 31, 2026, 2025, and 2024, which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Our financial information is presented in United States dollars. For the convenience of the reader, in this annual report, unless otherwise indicated, translations from Pounds Sterling into U.S. dollars were made at the rate of £1.00 to $1.322052, which was the rate on March 31, 2026. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Pounds Sterling at the dates indicated.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

iii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this Annual Report, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

See Item 5. “Operating and Financial Review”—

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

Risks Relating to Our Business

Our product candidates are in the early to mid stages of development and it may be some years until we generate revenue, if at all.

Our product candidates urcosimod (formally known as OK-101) is in the mid stage and OK-201, is in the early stage of development. Our ability to generate product revenue, which is not expected to occur for several years, if ever, will depend heavily on the successful development of the product candidates, many stages of clinical trials, regulatory approval and eventual commercialization. We currently generate no revenue from sales of any product and may never be able to develop or commercialize a marketable product.

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

Any commercial development of urcosimod is highly dependent on a number of factors, including:

●	the successful conduct of further human trials in the initial indications of neuropathic corneal pain (NCP) and other Corneal and Anterior Segment Diseases;

●	receipt of marketing approvals for urcosimod in the United States and other jurisdictions where separate approval is required and where we subsequently choose to market urcosimod;

●	launching commercial sales of urcosimod, if and when approved;

●	acceptance of urcosimod by patients, the medical community and third-party payers;

●	Urcosimod competing effectively with existing therapies and in particular with established products addressing the same clinical needs;

●	Urcosimod influencing the treatment guidelines in relevant territories; and

●	further clinical trials to provide additional data to support commercialization of urcosimod and to permit wider label claims.

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

As of March 31, 2026, our cash and cash equivalents, plus cash classified as a short term investment balance was approximately $20.6 million and our working capital surplus was approximately $12.3 million. Due to our recurring losses from operations and the expectation that we will continue to incur losses in the future, we will be required to raise additional capital to complete the development and commercialization of our current product candidates. We have historically relied upon private and public sales of our equity, as well as debt financings to fund our operations. In order to raise additional capital, we may seek to sell additional equity and/or debt securities or obtain a credit facility or other loan, which we may not be able to do on favorable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development and/or commercialization of our product candidate, restrict our operations or obtain funds by entering into agreements on unfavorable terms. Failure to obtain additional capital at acceptable terms would result in a material and adverse impact on our operations.

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

We have also invested and will continue to invest resources into the development of other products, such as OK-201. Even where these products are successfully developed and marketing approval is secured from relevant regulatory authorities, these products might not achieve commercial success. Factors which could limit commercial success of a product include but are not limited to:

●	limited market acceptance or a lack of recognition of the unmet medical need for the product amongst prescribers;

●	new competitor products entering the market;

●	the number and relative efficacy, safety or cost of competitive products;

●	an inability to supply a sufficient amount of the product to meet market demand;

●	insufficient funding being available to market the product adequately;

●	an inability to enforce intellectual property rights, or the existence of third-party intellectual property rights;

●	safety concerns arising pre- or post-launch resulting in negative publicity or product withdrawal or narrowing of the product label and the group of persons who may receive the product;

●	labelling being restricted/narrowed in the future by regulatory agencies; and

●	refusals by government or other healthcare payors to fund the purchase of the products by healthcare providers at a commercially viable level (or at all) or otherwise to restrict the availability of approved products on other grounds.

If any of the foregoing were to occur, it could materially and adversely affect our business, financial condition, prospects and results of operations.

We face significant competition from pharmaceutical companies. We have competitors internationally, including major multinational pharmaceutical companies, universities and research institutions. There are a number of established companies engaged in the development and marketing of preparations addressing the markets which we are targeting. In addition, there are a wide range of products addressing Ocular surface disease market currently approved and marketed by a number of large and small pharmaceutical companies

Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development teams, proven marketing and manufacturing organizations and well-established sales forces. Our competitors may succeed in developing, acquiring or licensing drug products that are more effective or less costly than products which we are currently developing or which we may develop.

Established pharmaceutical companies may invest heavily to accelerate the discovery and development of products that could make our products less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability or safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, receiving approval from the FDA, the European Medicines Agency, or MHRA, or that of another relevant regulatory authority or discovering, developing and commercializing pharmaceutical products before we do, which would have a material adverse effect on our business.

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

Risks Related to Our Intellectual Property

The expiration of certain intellectual property rights or an inability to obtain, maintain or enforce adequate intellectual property rights for products that are marketed or in development may result in additional competition from other third-party products. Third parties may have blocking intellectual property rights which could prevent the sale of products by us or require that compensation be paid to such third parties

The extent of our success will, to a significant degree, depend on our ability to establish, maintain, defend and enforce adequate intellectual property rights and to operate without infringing the proprietary or intellectual property rights of third parties. We have been granted, or have in-licensed rights under, a number of key patent families for urcosimod (or other proprietary rights), and patent applications are pending in the UK, U.S., the EU, and certain other jurisdictions. We may develop or acquire further technology or products that are not patentable or otherwise protectable. The strength of patents in the pharmaceutical field involves complex legal and scientific questions and can be uncertain. Patents or other rights might not be granted under any pending or future applications filed or in-licensed by us and any claims allowed might not be sufficiently broad to protect our technologies and products from competition. Competitors may also successfully design around key patents held by us, thereby avoiding a claim of infringement. There is a risk that not all relevant prior art has been identified with respect to any particular patent or patent application and the existence of such prior art may invalidate any patents granted (or result in a patent application not proceeding to grant). Patents or other registerable rights might also be revoked for other reasons after grant. Third parties may challenge the validity, enforceability or scope of any granted patents. Our defence of our proprietary rights could involve substantial costs (even if successful) and could result in declarations of invalidity or significantly narrow the scope of those rights, limiting their value.

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

While we believe that we have novel composition of matter on the urcosimod peptide and novel methods of its use in treating either NCP or other ocular diseases, we cannot be sure that these patent applications will issue as patents. Each patent office has different patentability requirements, but we believe that the license patent applications contain patentable subject matter. The process for issuance of a patent involves correspondence with each local patent office in the jurisdictions in which the patent application is filed. That process, patent prosecution, involves a discussion of any relevant prior art and typically a discussion of the scope of the claims. The patent prosecution process can take several years depending on the jurisdiction and is not in the control of the patent owner, but in the control of the local patent office. We cannot be sure the outcome of the patent prosecution will be successful and result in issued patents.

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

We are exposed to the risk of employees, independent contractors, principal investigators, consultants, commercial partners or vendors engaging in fraud or other misconduct. Misconduct could include intentional failures to comply with FDA, MHRA or EMA regulations or those of other relevant regulatory authorities, to provide accurate information to the FDA,MHRA, EMA or other relevant regulatory authorities, or to comply with manufacturing standards we have established.

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

There is considerable uncertainty resulting from a lack of precedent and the complexity of the UK and EU’s intertwined legal regimes as to how Brexit (following the Transition Period) will impact the pharmaceutical industry in Europe. Since a significant proportion of the regulatory framework in the UK applicable to our business and product candidates is derived from EU directives and regulations, Brexit could materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the UK or the EU. The impact will largely depend on the extent to which the UK chooses to diverge from the EU regulatory framework over time. For example, the UK is no longer covered by the centralized procedures for obtaining EU-wide marketing authorizations and our product candidates will therefore require a separate marketing authorization for such products to be marketed in the UK. Any delay in obtaining, or an inability to obtain, any marketing approvals would prevent us from, or delay commercialization of, product candidates in the UK and/or the EEA and restrict our ability to generate revenue and achieve and sustain profitability.

If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the UK for its product candidates, which could significantly and materially harm our business.

Further, the UK’s withdrawal from the EU has resulted in the relocation of the EMA from the UK to the Netherlands. This relocation has caused, and may continue to cause, disruption in the administrative and medical scientific links between the EMA and the MHRA, including delays in granting clinical trial authorization or marketing authorization, disruption of importation and export of medical devices, active substance and other components of new drug formulations, and disruption of the supply chain for clinical trial product and final authorized formulations. The cumulative effects of the disruption to the regulatory framework may add considerably to the development lead time to marketing authorization and commercialization of product candidates in the EU and/or the UK.

Risks Related to Government Regulation

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize our product candidates and whether the approval may be for a narrower indication than we seek.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate. The FDA must review and approve any new pharmaceutical product before it can be marketed and sold in the United States. The FDA regulatory review and approval process, which includes evaluation of preclinical studies and clinical trials of a product candidate and proposed labelling, as well as the evaluation of the manufacturing process and manufacturers’ facilities, all of which is lengthy, expensive and uncertain. To obtain approval, we must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product candidate is both safe and effective for each indication where approval is sought. Even if our product candidates meet the FDA’s safety and effectiveness endpoints in clinical trials, the FDA may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. The FDA has substantial discretion in the review and approval process and may refuse to file our application for substantive review or may determine after review of our data that our application is insufficient to allow approval of our product candidates. The FDA may require that we conduct additional preclinical studies, clinical trials or manufacturing validation studies and submit that data before it will reconsider our application. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process.

The FDA, MHRA, EMA or other regulatory authorities also may approve a product candidate for more limited indications than requested or may impose significant limitations in the form of narrow indications, warnings or a risk evaluation and mitigation strategy, or REMS. These regulatory authorities may require precautions or contraindications with respect to conditions of use or may grant approval subject to the performance of costly post-marketing clinical trials. In addition, the FDA, EMA or other regulatory authorities may not approve the labelling claims that are necessary or desirable for the successful commercialization of our product candidates. Any of the foregoing scenarios could harm the commercial prospects for our product candidates and negatively impact our business, financial condition, results of operations and prospects.

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

If we or our third-party manufacturers fail to comply with applicable cGMP regulations, the FDA, MHRA, EMA and other regulatory authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product candidate or suspension or revocation of a pre-existing approval. Such an occurrence may cause our business, financial condition, results of operations and prospects to be harmed.

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

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA, the MHRA or the EMA from approving another marketing application for a product that constitutes the same drug treating the same indication for that marketing exclusivity period, except in limited circumstances. If another sponsor receives such approval before we do (regardless of our orphan drug designation), we will be precluded from receiving marketing approval for our product for the applicable exclusivity period. The applicable period is seven years in the United States and 10 years in the European Union and the UK. The exclusivity period in the European Union and the UK can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

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

Even if we obtain regulatory approval for our product candidates, they will be subject to ongoing regulatory requirements for manufacturing, labelling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and clinical effectiveness of the product.

Some of our product candidates are classified as biologics in the United States, and therefore, can only be sold if we obtain a biologics license application, or BLA, from the FDA. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labelling or manufacturing process. In addition, the holder of an approved BLA must comply with the FDA’s advertising and promotion requirements, such as those related to the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labelling (known as “off-label use”). Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in an NDA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory authority disagrees with the promotion, marketing or labelling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

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

In order to market any products in a country or territory, we must establish and comply with numerous and varying regulatory requirements of such countries or territories regarding safety and effectiveness. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in all major markets could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials, which would be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates in those countries. For example, in many jurisdictions outside of the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products would also be subject to approval. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We currently do not have any product candidates approved for sale in any jurisdiction, whether in the United States, the European Union, the UK or any other international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be compromised.

We may seek a conditional marketing authorization in the European Union or the UK for some or all of our current product candidates, but we may not be able to obtain or maintain such designation.

As part of its marketing authorization process, the EMA and the UK may grant marketing authorizations for certain categories of medicinal products on the basis of less complete data than is normally required, when doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use, or CHMP, to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization.

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

For example, in 2010, the Affordable Care Act, or the ACA, was enacted in the United States. Among other provisions, the ACA established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; expanded the entities eligible for discounts under the 340B drug pricing program; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare & Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA.

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

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, beginning April 1, 2013, Medicare payments to providers were reduced under the sequestration required by the Budget Control Act of 2011, which will remain in effect through the 2032 fiscal year, unless additional Congressional action is taken. Additionally, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers. On March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory cap on drug manufacturers’ Medicaid drug rebate liability, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price. Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient assistance programs, and reform government program reimbursement methodologies for products.

Most significantly, the Inflation Reduction Act, or the IRA, was enacted in 2022. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap (with resulting prices for the initial ten drugs first effective in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), redesigns the Medicare Part D benefit (beginning in 2025), and replaces the Part D coverage gap discount program with a new discounting program (which began on January 1, 2025). Under the IRA, small molecule drugs and biologics that otherwise qualify for selection first become eligible for price negotiation seven and eleven years, respectively, after U.S. FDA approval. The IRA permits the Secretary of Health and Human Services, or HHS, to implement many of these provisions through guidance, as opposed to regulation, for the initial years. CMS published the negotiated prices for the initial ten drugs, which went into effect in January 2026, and for the subsequent 15 drugs, which will first be effective in 2027, as well as the next 15 drugs that will be subject to price negotiation. Each year thereafter, more Part B and Part D products will become subject to the HHS price negotiation program. HHS has issued and will continue to issue guidance implementing the IRA, although the program is currently subject to legal challenges. While the impact of the IRA on us and the pharmaceutical industry cannot yet be fully determined, it is likely to be significant. Additional drug pricing proposals could appear in future legislation.

The One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect our sales of any product candidate that we commercialize. The Trump administration is also pursuing a two-fold strategy to reduce drug costs in the U.S. While it is unclear whether and how the Trump proposals will be implemented, the Trump policies are likely to have a negative impact on the pharmaceutical industry and on our ability to receive adequate revenues for our product candidates, if approved. On the one hand, President Trump has threatened to impose significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as most favored nation pricing, which would tie the price for drugs in the U.S. to the lowest price in a group of other countries. In response, multiple manufacturers have reportedly entered into confidential pricing agreements with the federal government. On the other hand, the Trump administration is pursuing traditional regulatory pathways to impose drug pricing policies, although final regulations have not yet been published. Even regulatory proposals or executive actions that are ultimately deemed unlawful could negatively impact the U.S. pharmaceutical sector and our business. In addition, pharmaceutical pricing and marketing has long been the subject of considerable discussion in Congress and among policymakers, and it is possible that Congress could enact additional laws that negatively affect the pharmaceutical industry.

At the state level, state governments have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure, drug price reporting and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards with the goal of imposing price limits on certain drugs in these states, and at least one state board is imposing an upper payment limit. States are also seeking to implement general, across the board price caps for pharmaceuticals, or are seeking to regulate drug distribution. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for any of our current and future product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, financial condition, results of operations and prospects.

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

The Proposed Rule has not yet been enacted, and it is unclear whether it will be enacted in the future.

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

The EU and UK GDPR applies extraterritorially and implements stringent operational requirements for controllers and processors of personal data. For example, the EU and UK GDPR: (i) require detailed disclosures to data subjects; (ii) require disclosure of the legal basis on which personal data is processed; (iii) make it harder to obtain valid consent for processing; (iv) require the appointment of a data protection officers where sensitive personal data (i.e. health data) is processed on a large scale; (v) provide more robust rights for data subjects; (vi) introduce mandatory data breach notification through the EU and in the UK; (vii) impose additional obligations when contracting with service providers; and (viii) require an appropriate privacy governance framework to be implemented including policies, procedures, training and data audit. The EU GDPR permits Member State derogations for certain issues and, accordingly, we are also subject to EU national laws relating to the processing of certain data such as genetic data, biometric data and data concerning health. Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, or our partners or service providers, to comply with the EU and/or UK GDPR could result in regulatory investigations, enforcement notices and/ or fines of up to the higher of 20,000,000 Euros/17,500,000 GBP or up to 4% of our total worldwide annual turnover. In addition to the foregoing, any breach of privacy laws or data security laws, particularly those resulting in any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition

As a data controller, we are accountable for any third-party data service providers we engage to process personal data on our behalf. We attempt to address the associated risks by performing security assessments, detailed due diligence and regularly performing privacy and security reviews of its vendors and requiring all such third-party providers with data access to sign agreements, including business associate agreements, and where required under EU or UK law, obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above. We are also subject to evolving European privacy laws on electronic marketing and cookies. The UK government made targeted amendments to its data protection regime in the Data (Use and Access) Act 2025, which entered into force in August 2025.

Compliance with these and any other applicable privacy, data protection and cybersecurity laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with new and evolving laws and regulations. Further, many privacy, data protection, and cybersecurity regimes are evolving and are inconsistent across jurisdictions. If we fail, or are alleged to fail, to comply with any such laws or regulations, we may face regulatory inquiries, investigations, and other proceedings, private claims and litigation, and significant fines and penalties that could adversely affect our business, financial condition and results of operations. In addition, states are constantly adopting new laws or amending existing laws, requiring attention to frequently changing regulatory requirements.

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

As an FPI, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be an FPI as early as September 30, 2026 (the end of our second fiscal quarter in the fiscal year following this filing), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of March 31, 2026. In order to maintain our current status as an FPI, either (a) a majority of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as an FPI, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for FPIs. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as an FPI. As a result, we expect that a loss of FPI status would increase our legal and financial compliance costs and is likely to make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

We do not believe that we were a PFIC for our taxable year ended March 31, 2026 but cannot provide any assurances regarding our PFIC status for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering.

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

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of March 31, 2026, we had cumulative carryforward tax losses of $45,018,522. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. Our ability to continue to claim payable research and development tax credits in the future may be limited because we may no longer qualify as a small or medium-sized company.

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

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. In engaging these third parties, we typically have to, and expect to have to, negotiate budgets and contracts, which may result in delays to our development timelines and increases costs. Additionally, there is a limited number of qualified third-party service providers that specialize or have the expertise required to achieve our business objectives, and so it may be challenging to find alternative investigators or CROs, or do so on commercially reasonable terms. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for all our product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we fail to exercise adequate oversight over any of our CROs or if we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the MHRA, EMA or other regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us or our CROs or other third parties performing services in connection with our clinical trials, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

Any of these events could lead to clinical trial delays or failure to obtain regulatory approval or impact our ability to successfully commercialize any of our product candidates. Some of these events could be the basis for FDA, MHRA,EMA or other regulatory authority action, including injunction, recall, seizure or total or partial suspension of product manufacture.

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

We do not directly control the manufacturing of, and are completely dependent on, our CMOs for compliance with cGMP requirements. If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, the MHRA, EMA or other regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no direct control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our CMOs are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our CMOs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may generally affect the regulatory clearance of our CMOs’ facilities. Our failure, or the failure of third parties, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates.

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

B. Business Overview

We are a clinical-stage ophthalmology company focused on developing differentiated therapies for corneal and anterior segment diseases. The Company is committed to addressing significant unmet medical needs in corneal and anterior segment diseases through innovative science, targeted therapeutic approaches, and a disciplined clinical and regulatory development strategy.

Leveraging extensive ophthalmology expertise across research, clinical development, regulatory affairs, and commercialization, we are advancing a pipeline designed to improve outcomes for patients suffering from debilitating ocular diseases that impact vision, ocular comfort, and quality of life.

Our lead program, urcosimod, is being developed as a potential first-in-class treatment for neuropathic corneal pain, a severe condition for which there are currently no FDA-approved therapies.

Our research program focuses on a novel G Protein-Coupled Receptor, or GPCR, which we believe plays a key role in the pathology of specific ocular eye diseases of high unmet medical need. Our therapeutic approach involves targeting a specific member of this class of GPCR receptors called CMKLR1 (or ChemR23) that is involved in the inflammatory and pain modulation pathways that drive these conditions. Our lead clinical product candidate, urcosimod (formerly called OK-101), is a lipidated chemerin peptide (See Figure 1) designed to specifically bind to ChemR23 and block its role in producing ocular pain and inflammation.

FIGURE 1:

On February 21, 2018, we announced that we successfully obtained (via assignment from Biovitas Limited, a related party) a license from OTT to patents owned or controlled by On Target Therapeutics (OTT) and a sub-license from OTT to certain patents licensed by OTT from Tufts Medical Center (TMC) to support our ophthalmic disease drug programs. These licenses gave us the right to exploit the IP estate covering urcosimod (formerly called OK-101) which is directed to compositions-of-matter plus methodologies for treating ocular pain and inflammation, utilizing lipid-linked chemerin analogues such as urcosimod.

URCOSIMOD CLINICAL STUDIES

Initial Studies with Urcosimod to Treat Dry Eye Disease (DED)

Urcosimod, our lead clinical product candidate, was initially focused on keratoconjunctivitis sicca, commonly referred to as DED, which is a multifactorial disease caused by an underlying inflammation resulting in the lack of lubrication and moisture in the surface of the eye. Because the drug was designed to be administered topically, and the pre-IND data package which we prepared was supported by FDA for taking the drug into subjects with DED, we were able to skip the standard Phase 1 studies typically expected with orally delivered or injectable drug candidates in non-life-threatening conditions. Consequently, we opened the first trial with urcosimod as a Phase 2b clinical trial in DED patients.

On May 2, 2023, we announced that the first patient with DED was screened for a Phase 2b, multi-center, randomized, double-blinded, placebo-controlled trial of urcosimod (formerly called OK-101) in DED. The double-masked, randomized, placebo-controlled Phase 2 trial was conducted at six sites in the U.S. and enrolled 240 subjects with DED dosed twice-daily (BID). Patients were randomly divided into 3 cohorts, with one of the cohorts dosed with 0.05% urcosimod (n=81), a second with 0.1% urcosimod (n=80), and the third cohort with vehicle (n=79). The duration of a patient’s treatment was 14 weeks, including a 2-week run-in period on placebo, to exclude placebo responders from the study, followed by 12 weeks in the randomized portion of the study.

On January 8, 2024, we announced the results of the urcosimod Phase 2b trial. Urcosimod showed statistically significant improvement in a number of secondary endpoints in the trial, as well as an excellent safety profile in patients with DED. However, what was particularly notable was the observation that ocular pain, as measured by a visual analog scale (VAS score), showed statistically significant reduction that was durable throughout the trial, with p values = 0.03, 0.04 and 0.01 at Days 29, 57 and 85, respectively.

On March 22, 2024, we announced additional key findings from analyses of the clinical data set from the 240 patient Phase 2, randomized, double-masked, placebo-controlled trial evaluating the safety and efficacy of urcosimod ophthalmic solution in patients with DED.

In mid-2024, we made the final decision to switch all further clinical development of urcosimod to the treatment of Neuropathic Cornea Pain (NCP), due not only to the considerable preclinical data indicating the drug’s potential to treat this disease, but also due to the positive clinical data observed in reducing ocular pain in the DED trial, as well as the key realization that there is no FDA-approved drug to treat NCP, as compared to seven approved drugs presently available on the market to treat DED.

Urcosimod to Treat Neuropathic Corneal Pain

Neuropathic corneal pain is a debilitating condition characterized by persistent, severe eye pain caused by nerve damage, impacting a significant number of patients worldwide. NCP has remained a challenging condition to treat since there are no FDA approved topical drugs available to treat this condition. Current treatments for neuropathic corneal pain are limited to short term topical medications such as NSAIDs, steroids, gabapentin, and opioids in severe cases. Neuropathic pain occurs through changes in both peripheral and central neurons leading to allodynia and hyperalgesia. Peripheral sensitization from the inflammatory cytokines during and after ocular surface injury alters responsiveness of peripheral sensory neurons, which initiates complex neuroinflammatory and electrophysiological signaling in the central nervous system that amplifies the pain signaling. Urcosimod aims to address this urgent medical need with its innovative approach.

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

The chemerin receptor (ChemR23) that urcosimod targets to produce its anti-inflammatory activity is not only expressed on select populations of immune cells, but has now been shown to be expressed, as well, on neurons and glial cells in the dorsal root ganglion, spinal cord, and retina.

In a separate set of animal model experiments, we evaluated the pain-reducing activity of urcosimod in a ciliary nerve ligation mouse model of corneal neuropathic pain. In collaboration with Pedram Hamrah, MD, Professor of Ophthalmology, an internationally recognized cornea specialist and clinician-scientist, who at the time of the collaboration was at Tufts Medical Center, Boston, we demonstrated that urcosimod suppresses corneal neuropathic pain in a mouse model of ciliary nerve ligation developed in Dr. Hamrah’s laboratory. Notably, urcosimod was topically administered to mice in contrast to gabapentin which was used as a positive control and was administered via intraperitoneal injection. Pain relief was evaluated by an eye-wipe count, and urcosimod was shown to reduce corneal pain similar to that of gabapentin, a commonly used anticonvulsant oral drug typically used to treat neuropathic pain for conditions such as shingles and other systemic nerve pain disorders. Notably, the drug concentration of urcosimod used in this study was identical to that used in mouse models of DED that demonstrated ocular anti-inflammatory activity. Urcosimod had no neurotoxic effect and did not affect the corneal epithelial integrity.

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

On February 9, 2024, we announced that the U.S. Food and Drug Administration (FDA) had cleared urcosimod as its first Investigational New Drug (IND) application for the treatment of NCP. Notably, our initial IND submission to FDA proposed an open-label design for the clinical trial. Based on positive feedback from FDA, the Phase 2 study was altered to be a single-center, double-masked, randomized, 12-week placebo-controlled trial comparing urcosimod to placebo in NCP patients. A total of 48 patients were planned for the study, with NCP disease confirmed via confocal microscopy. The primary endpoint was set as the measure corneal pain relief in subjects with NCP as measured using a visual analog scale (VAS) to quantify pain relief. These protocol changes would thus enable a statistically valid demonstration of a true drug effect of urcosimod on NCP symptoms.

On October 23, 2024, we announced that the first patient had been dosed in the Phase 2 trial of topical ocular urcosimod to treat NCP. The Phase 2 study was designed as a double-masked, randomized, 12-week placebo-controlled trial in NCP patients and was conducted at Tufts Medical Center, Boston, as the single clinical site for the study. A total of 48 patients were planned to be enrolled in the study, with NCP disease confirmed via confocal microscopy. Pedram Hamrah, M.D., one of the world’s foremost experts on NCP, served as Principal Investigator of the study.

On February 12, 2025, we announced that our lead drug candidate, OK-101, was officially assigned the United States Adopted Name (USAN) “urcosimod”. The USAN suffix “-mod” in urcosimod denotes its classification as a modulator of key inflammatory and neuropathic pathways, critical to addressing ocular conditions such as neuropathic corneal pain (NCP). Importantly, we also made clear that all press releases after the date of February 12, 2025 would contain the new drug name “urcosimod” instead of OK-101 in the body of the text, with the alert to the reader of this change by inserting the wording “urcosimod (formerly called OK-101)” in the beginning paragraph of press released during 2025.

On March 31, 2025, we announced successfully establishing that urcosimod was shown to be stable for over two and a half years in single-use ampoules used for administration of the drug to patients. Commercial marketing of ophthalmic drugs for ocular conditions which typically utilizes small plastic bottles has seen an increasing utilization of single-use ampoules by patients for ocular conditions such as DED, for ease of use, and for minimizing concerns regarding potential loss of sterility with use of plastic bottles for daily administration of drug over extended periods of weeks and months.

On April 30, 2025, we announced plans to close the trial with just 17 patients having completed the study out of a strong desire to immediately interrogate the currently masked data by unmasking the data set. The trial was designed as a single-center, double-masked, randomized, 12-week placebo-controlled trial comparing urcosimod to placebo in NCP patients. The primary endpoint was set as the measure corneal pain relief in subjects with NCP as measured using a visual analog scale (VAS) to quantify pain relief. Due to compelling VAS pain relief data observed in these first 18 patients, we stopped the trial. We announced that analysis of the data from these patients, with the closing of this trial, should take no longer than 6 weeks. This decision to close the trial would also enable us to significantly cut the time to our requesting a meeting with FDA, should the results be positive. This would enable us to cover plans for the drug’s further clinical development with FDA. Notably, a number of patients who completed the trial requested compassionate use of urcosimod which would need to be implemented by Tufts Medical Center and the Principal Investigator of the trial, subject to the necessary FDA consents.

On May 1, 2025, we announced that the U.S. Food and Drug Administration (FDA) had granted Fast Track designation to urcosimod for the treatment of NCP. Fast Track designation by the FDA is granted to facilitate the development and expedite the review of therapies that aim to treat serious conditions and fulfill unmet medical needs. This designation is intended to accelerate the availability of new treatments to patients, providing earlier access to potentially beneficial therapies. The Fast Track designation provides several key benefits, including more frequent meetings with the FDA to discuss the drug’s development plan, eligibility for Accelerated Approval and Priority Review if relevant criteria are met, and a potential Rolling Review of the New Drug Application (NDA).

On July 16, 2025, we announced results from the 18-patient Phase 2 trial of urcosimod to treat NCP patients. This randomized, double-masked, placebo-controlled, Phase 2 Proof-of-Concept trial of urcosimod to treat NCP was conducted at a single trial site at Tufts Medical Center in Boston, MA, with Pedram Hamrah, M.D., a leading expert in NCP, as Principal Investigator. An important point to remember regarding analysis of the data from the trial was that the trial was designed as a randomized, placebo-controlled, double-masked Phase 2 study, with 48 patients needed to power the trial for statistically significant p values in the study. With OKYO announcing in April (see April 30, 2025 paragraph above) the decision to stop the trial after just 18 patients had completed the 3-month dosing regimen, the Company moved from a focus on statistically significant p values in the trial to immediately unmasking the database to establish whether the considerable reduction in VAS scores being observed in the trial were attributable to patients on drug. This trial was thus an effort to quickly demonstrate a drug effect for urcosimod to treat NCP. The advantage of this strategy was to save the roughly 6-8 months needed to enroll the remaining 30 patients in order to get to the major purpose of the trial – demonstrating urcosimod’s potential to benefit patients with NCP.

What follows is a description of the results from this Phase2 trial:

The Primary Objective of this Phase 2 trial was assessing the efficacy of the two doses of urcosimod (0.05% and 0.1%) in comparison to placebo in reducing symptoms of neuropathic corneal pain, as measured by the mean change from baseline in the VAS scores from Visit 1 (Day 0) through the end of treatment at Visit 4 (Week 12). The VAS scale used in the trial is a scale from 0 to 10, where 0 = no pain and 10 = worst imaginable pain.

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

In line with earlier findings from a previously conducted Phase 2 trial to evaluate urcosimod to treat dry eye disease, results from the 0.1% drug treatment group in this trial showed virtually no efficacy in the 0.10% drug treatment group.

On December 11, 2025, we announced new analyses of corneal images from the recently completed placebo-controlled, randomized, double-masked, Phase 2 clinical trial of urcosimod in NCP. Patients treated with 0.05% urcosimod demonstrated not only a positive reduction in neuropathic corneal pain, but also favorable changes in corneal nerve structure which were not observed in the placebo group. Patients treated with 0.05% urcosimod demonstrated directionally favorable improvements in nerve fiber count and fiber length, trends not observed in the placebo group. These findings suggest that urcosimod may have a positive impact on corneal nerve health in patients with neuropathic corneal pain. Corneal nerve imaging data from the Phase 2 NCP trial were analyzed using in vivo confocal microscopy.

Data compiled from nerve growth analyses which were an exploratory endpoint in the recently completed 18-patient trial of urcosimod demonstrated a favorable impact on corneal nerve health. Patients treated with 0.05% urcosimod showed median increases in total nerve fiber count (+2.0, n/0.16 mm², IQR 0.54 to 3.63) and total nerve fiber length (+2.6 mm/mm², IQR 1.55 to 5.67; p = 0.057 vs placebo). In contrast, the placebo group exhibited median decreases in total nerve fiber count (–1.92, n/0.16 mm², IQR –2.79 to –0.04) and total nerve fiber length (–1.63 mm/mm², IQR –3.76 to 0.63). This exploratory dataset, exhibiting consistent and meaningful directional improvements for 0.05% patients on urcosimod across key anatomical endpoints, highlights urcosimod’s potential to support corneal nerve restoration and reinforces its promise as a first-in-class therapeutic approach for neuropathic corneal pain that warrants further investigations. All values represent median (n = 4). * IQR = (Inter Quartile Range).

On January 28, 2026, we announced that we had held a successful Type C meeting with the Food & Drug Administration (FDA) regarding the Phase 2b/3 human clinical trial of urcosimod for the treatment of neuropathic corneal pain (NCP).

Key highlights from the Type C FDA meeting included:

●	FDA confirmed the approach that the proposed primary endpoint of the Visual Analogue Scale (VAS) pain reduction at Week 12 is clinically meaningful, including explicit acknowledgment that a ≥2-point improvement on the VAS scale represents a meaningful treatment effect
●	The Agency provided statistical guidance to enhance robustness, noting that if the statistical analysis plan (SAP) is finalized prior to unmasking and results are strong, the data could provide substantial evidence of effectiveness at a future End-of-Phase 2b/3 meeting

●	FDA endorsed the proposed study design, sample size, and powering assumptions, and agreed that the Ocular Pain Assessment Survey (OPAS) is appropriate as supportive quality-of-life evidence
●	FDA alignment on the Chemistry, Manufacturing and Controls (CMC) strategy and key clinical elements, with no material issues raised, derisking the pathway to a pivotal trial and supports potential registration if study results are robust

On March 18, 2026, we announced new positive findings from an exploratory analysis of patient-reported outcomes in its recently completed Phase 2a trial of urcosimod (0.05%) for the treatment of NCP. After 12 weeks of treatment, patients receiving urcosimod demonstrated greater improvements across key aspects of emotional well-being and quality of life compared to placebo. These measures were assessed on a 0–10 scale. These new quality-of-life (QoL) data was presented at the Association for Research in Vision and Ophthalmology (ARVO) 2026 Annual Meeting. The presentation, titled: “First-in-Human Study of Urcosimod to Treat Neuropathic Corneal Pain (NCP) Showed Clinically Meaningful Pain Reduction and Quality-of-Life Improvement in NCP Patients” detailed the Phase 2a clinical trial results, including reductions in pain as measured by the VAS, improvements in patient-reported QoL measures, as well as signals suggesting potential restoration of corneal nerve structure in NCP patients. Notable improvements included:

●	Enjoying life/relationships with other people: mean change from baseline of −4.5 (IQR −6.00 to −0.75) for urcosimod vs. 0 (IQR −4.75 to 1.25) for placebo.
●	Mood: mean change of −1.5 (IQR −5.25 to 0.25) for urcosimod vs. −0.5 (IQR −4.75 to 2.25) for placebo.
●	Time spent thinking about eye pain: mean change of −3.0 (IQR −5.00 to 0.00) for urcosimod vs. −1.5 (IQR −4.00 to 0.00) for placebo.

On July 8, 2026, we announced that we had held a successful Type D meeting with the Food & Drug Administration (FDA). This meeting confirmed that the next human clinical trial of urcosimod for the treatment of neuropathic corneal pain (NCP) would be a Phase 3 trial, with approximately 111 subjects enrolled in 2 arms in a 2:1 randomization of 0.05% urcosimod versus placebo. The trial is also expected to be a global trial, with additional trial sites in Europe, as well as the USA.

Key highlights from the Type D FDA meeting included:

●	FDA alignment on a single-dose Phase 3 study design and potential single-trial registration pathway further strengthening the Company’s clinical development program for urcosimod.
●	Study design finalized to enroll approximately 111 subjects in a 2:1 randomization of 0.05% urcosimod versus placebo
●	The Company unveils NEPTUNE (Neuropathic Eye Pain Treatment with Urcosimod & Nerve Evaluation), as the name for the global trial to be held in the United States and Europe

Other Business Updates:

On January 5, 2026, we announced that effective immediately Robert J. Dempsey was appointed Chief Executive Officer of OKYO Pharma and an executive Board member of the Board of Directors. Mr. Dempsey brings more than two decades of global ophthalmology experience, including drug development, commercialization, and value-creating strategic transactions to OKYO. He previously served as Group Vice President and Head of Global Ophthalmology at Shire, prior to its acquisition by Takeda, where he led the divestiture of Xiidra® (lifitegrast ophthalmic solution) 5%, which was one of only three ophthalmology deals in the past twenty years with more than $1 billion upfront. Mr. Dempsey architected and led the successful launch of Xiidra® and brings deep strategic and commercial expertise across ocular surface disease indications, including direct management responsibility and commercial oversight for Restasis® (cyclosporine ophthalmic emulsion) 0.05%. His professional network in the eye care community is broad and well-established, reflecting his service as a CEO and independent director across multiple ophthalmic companies. Gary S. Jacob, Ph.D., former CEO, transitioned to Chief Development Officer and continue to serve on the Board of Directors.

On February 10, 2026, we announced the appointment of Flavio Mantelli, MD, PhD as Chief Medical Officer. Dr. Mantelli brings unparalleled experience in ocular surface drug development, having led the clinical development, regulatory approval, and global launch of Oxervate® (cenegermin-bkbj) at Dompé farmaceutici S.p.A., which achieved blockbuster status with sales topping $1 billion in 2024, and is widely considered as one of the most successful orphan drug launches in ophthalmology. Dr. Mantelli is a highly regarded ophthalmologist with an extensive background in cornea and ocular surface diseases, neurotrophic keratopathy, and inflammatory eye conditions. He brings critical knowledge and experience to OKYO in developing therapeutics from first-in-human studies through to global regulatory approval. Dr. Mantelli will oversee clinical strategy and advancement of urcosimod in neuropathic corneal pain (NCP) building on urcosimod’s FDA fast-track designation.

This appointment, following the recent CEO appointment, further strengthened OKYO’s world-class ophthalmology leadership team.

On February 26, 2026, we announced the successful pricing of an underwritten public offering of 10,815,000 ordinary shares at an offering price of $1.85 per ordinary share. The Company has granted the underwriter a 30-day option to purchase up to an additional 1,622,250 ordinary shares at the public offering price, less underwriting discounts and commissions. The gross proceeds to the Company from the Offering, before deducting offering expenses payable by the Company and discounts, is approximately $20 million. Assuming full exercise by the underwriter of its option to purchase additional ordinary shares, the gross proceeds to the Company from the Offering would be approximately $23 million, before deducting offering expenses payable by the Company and discounts. The Company intends to use the net proceeds from this Offering primarily for the upcoming Phase 3 trial as well as for working capital.

OK201

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

Although the results with OK-201 were encouraging, due to subsequent success obtained with urcosimod in follow-on animal model studies utilizing the same mouse neuropathic corneal pain model as for OK-201, we have decided to maintain OK-201 at the exploratory level while we are focusing our primary energy on the urcosimod program to treat NCP, based on urcosimod’s combination of anti-inflammatory and ocular pain-reducing activities in animal models of these conditions.

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

On February 23, 2021, we announced that patent No. 10,899,796 entitled “Compounds and Methods for Treating Pain” was issued by the United States Patent and Trademark Office. The patent is directed to a class of BAM peptides linked to specific lipids that demonstrate potential for treating symptoms of neuropathic pain, ocular pain, ocular inflammation and/or DED. The work recited in this patent lays out the potential of this class of lipidated BAM analogues as non-opioid analgesics for ocular pain management without the side effects and potential abuse associated with opioid medications and is the foundation of our OK-201 program. In addition to the license from TMC we have a collaboration agreement with TMC pursuant to which TMC has agreed to make available the services of Dr Pedram Hamrah M.D. as principal investigator and nominated reach associate to carry out investigative and research studies in furtherance of our OK-201 neuropathic pain program. The patent will expire in early 2036.

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

Even after initial regulatory approval has been obtained, further studies, including Phase 4 post-approval safety studies, may be required to provide additional data on safety and will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. There are also continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data. In addition, regulatory authorities require post-marketing reporting to monitor the adverse effects of the product. Results of post-approval programs may limit or expand the further marketing of the products. Further, if there are any modifications to the product, including changes in indication, manufacturing process or labelling, or a change in the manufacturing facility, an application seeking approval of such changes or, as the case may be, notification, must be submitted to the relevant regulatory authorities before the modified product can be commercialized. Moreover, an approved drug product may be subject to a REMS, which could impose a number of post-approval obligations, including (among other things) a communication plan for physicians regarding safe use of the drug, distribution and use restrictions, and/or periodic assessments of the effectiveness of the REMS. Finally, studies may be required as a contingency of regulatory approval (post-approval commitments), and completion of these studies within a regulator mandated time frame may be required.

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

Marketing approvals obtained using the decentralized procedure are available for products not falling within the mandatory scope of the Centralized Procedure. An identical dossier is submitted to the regulatory authorities of each of the Member States in which the marketing approval is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics and a draft of the labelling and package leaflet, which are sent to the other the concerned Member States, or CMSs, for their approval. A CMS can raise an objection, based on the assessment report, the summary of product characteristics, the labelling and the package leaflet on the grounds of potential serious risk to public health. If no such objections are raised the product will be granted a national marketing authorization in the RMS and all of the selected CMSs. Where a product has already been authorized for marketing in a Member State, this decentralized procedure approval can be recognized in other Member States through the mutual recognition procedure.

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

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls, or CMC, and proposed labelling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA or BLA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act guidelines that are currently in effect, the FDA has a goal of 10 months from the date of filing of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a filing decision.

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

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labelling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labelling claims, are subject to further testing requirements and FDA review and approval.

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

Post-Approval Requirements for the EU and United States

The FDA and the relevant regulatory authorities in the EU strictly regulate marketing, labelling, advertising and promotion of products that are placed on the market in their respective territories. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

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

Privacy and Data Protection Laws in Europe

We are subject to European laws relating to our and our suppliers’, partners’ and subcontractors’ collection, control, processing and other use of personal data (i.e., any data relating to an identifiable living individual, whether that individual can be identified directly or indirectly). We are subject to the supervision of local data protection authorities in those jurisdictions where we are established, where we offer goods or services to EU residents and where we monitor the behaviour of individuals in the EU (i.e., undertaking clinical trials). We and our suppliers, partners and subcontractors process personal data including in relation to our employees, employees of customers, clinical trial patients, healthcare professionals and employees of suppliers including health and medical information. The data privacy regime in the EU includes the General Data Protection Regulation, or GDPR, the e-Privacy Directive (2002/58/EC) and the e-Privacy Regulation (once in force) and the national laws and regulations implementing or supplementing each of them.

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

Overview

For a description of business highlights in 2026, please refer to “Item 4B. Information on the Company—Business Overview”.

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

The table below summarizes our R&D expenses incurred by program:

	Year ended March 31,
	2026	2025	2024
Direct research and development expense by program:
Urcosimod	$1,764,796	$2,224,675	$8,179,510
OK-201	44,248	29,569	64,061
Total direct research and development expense	$1,809,044	$2,254,244	$8,243,571

Total research and development expense	$1,809,044	$2,254,244	$8,243,571

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

Comparison of Years Ended March 31, 2026 and 2025

The following tables summarizes our results of operations for the years ended March 31, 2026 and 2025:

	Year Ended March 31,
	2026	2025	Change

Operating Expenses:
Research and development	$(1,809,044)	$(2,254,244)	$445,200
General and administrative	$(6,690,509)	$(4,837,653)	$(1,852,856)
Total Operating expenses	$(8,499,553)	$(7,091,897)	$(1,407,656)

Finance Income/ (Expense)	(442,117)	(878,174)	436,057

Tax (charge)/credit	(7,987)	3,263,779	(3,271,766)

Net Loss	$(8,949,657)	$(4,706,292)	$(4,243,365)

Other comprehensive loss:
Foreign currency translation adjustment	(659,139)	(158,973)	(500,166)

Total Comprehensive (Loss)	$(9,608,796)	$(4,865,265)	$4,743,531

Research and Development Expenses

Research and development activities were $1,809,044 for the year ended March 31, 2026 compared to $2,254,244 for the year ended March 31, 2025, a decrease of $445,200. The decrease is due to the settlement of patent invoices for Bam8 and Chemerin.

General and Administrative Expenses

Operating expenses were $6,690,509 for the year ended March 31,2026 as compared to $4,837,653 for the year ended March 31, 2025, a increase of $1,852,856. This is predominantly due to increases in option charges resulting from the issuance of additional options, legal expenses due to costs from the issuance of shares, recruitment expenses for executive personal and public relations expenses due to increased media consulting and press releases.

Finance Expenses (net)

Finance expenses (net) were $442,117 for the year ended March 31, 2026 as compared to $878,174 for the year ended March 31, 2025. Finance expenses (net) decreased due to the conversion of loan notes during the year.

Income Tax (Charge)/ Credit

An income tax charge of $7,987was recognized for the year ended March 31, 2026 and an income tax credit of $3,263,779was recognized for the year ended March 31, 2025. The tax charge was due to IRS payments due. The credit was due to tax receipt for 2023 research and development expenditure credits of $1,411,748 and a provision for the expected 2024 research and development expenditure credits of $1,852,031.

Comparison of Years Ended March 31, 2025 and 2024

The following tables summarizes our results of operations for the years ended March 31, 2025 and 2024:

	Year Ended March 31,
	2025	2024	Change

Operating Expenses:
Research and development	$(2,254,244)	$(8,243,571)	$5,989,327
General and administrative	$(4,837,653)	$(7,506,161)	$2,668,508
Total Operating expenses	$(7,091,897)	$(15,749,732)	$8,657,835

Other Income/ (Expense)	(878,174)	(1,053,313)	175,139

Tax credit	3,263,779	(22,416)	3,286,195

Net Loss	$(4,706,292)	$(16,825,461)	$12,119,169

Other comprehensive loss:
Foreign currency translation adjustment	(158,973)	141,095	(300,068)

Total Comprehensive (Loss)	$(4,865,265)	$(16,684,366)	$11,819,101

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

As of March 31, 2026, we had cash and cash equivalents plus cash classified as short term investment of $20,594,268.

Through March 31, 2026, we received net cash proceeds from the sale and issuance of ordinary shares of $25,204,869.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended March 31,
	2026	2025	2024
Net cash used in operating activities	$(5,935,900)	(1,810,931)	$(9,490,537)
Net cash used in investing activities	(6,006,080)	(1,208)	-
Net cash provided by financing activities	25,023,336	2,655,742	6,208,508

Net (decrease)/increase in cash and cash equivalents	$13,081,356	843,603	$(3,282,029)

Net Cash Used in Operating Activities

Our use of cash in each of the years ended March 31, 2026, 2025 and 2024, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $5,935,900 during the year ended March 31, 2026, increased by $4,124,969 compared to the year ended March 31, 2025. The increase is primarily due increases in operational expenses.

Net cash used in operating activities of $1,810,931 during the year ended March 31, 2025 decreased by $7,679,606 compared to the year ended March 31, 2024. The decrease is primarily due to fees, expenses and interest being settled in shares, share options surrendered, and research and development tax rebates received.

Net Cash Used in Investing Activities

During the year ended March 31, 2026, $6,006,080 was used for investing activities. Short term fixed deposits totaled $6,000,000 and $6,080 was used for the purchase of equipment. During the year ended March 31, 2025, $1,208 was used for investing activities for the purchase of equipment and the year ended March 31, 2024, no cash was used for investing activities.

Net Cash Provided by Financing Activities

During the year ended March 31, 2026, net cash provided by financing activities was $25,023,336, consisting of net cash proceeds from our sale and issuance of ordinary shares.

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

We believe that our existing cash will enable us to fund our operating expenses and capital expenditure requirements for the foreseeable future. The Group will however need to raise additional funds or secure a funding solution in the longer term. We have experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as of March 31, 2026, had an accumulated deficit of $152 million, net loss for the year ended March 31, 2026, of $9.0 million and net cash used in operating activities of $5.9 million.

We have prepared cash flow projections that include the costs associated with the continued clinical trials as well as ongoing business operations. On the basis of those projections, we conclude that there are sufficient resources in place to continue as a going concern. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution.

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

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings and other financing activities such as debt arrangements. To the extent that we raise additional capital through the sale of equity, your ownership interest will be diluted. If we raise additional funds through other third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favourable to us. If we are unable to raise additional funds through equity financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

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

The fixed term unsecured loans and interest were converted into 1,688,493 shares on October 29,2025.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of March 31, 2026 and 2025.

As at March 31, 2026

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Name	Position
Gabriele Marco Antonio Cerrone MBA (2)	Non-Executive Chairman
Robert J Dempsey	Chief Executive Officer and Executive Director
Dr. Gary S. Jacob	Chief Development officer and Executive Director
Dr Flavio Mantelli	Chief Medical officer
Dr. Raj Patil	Chief Scientific Officer
Keeren Shah	Chief Financial Officer
Willy Simon (1) (2) (3)	Senior Non-Executive Director
John Brancaccio (1) (2) (3)	Non-Executive Director
Bernard Denoyer (1) (2) (3)	Non-Executive Director

(1)	Remuneration Committee member
(2)	Nomination Committee member
(3)	Audit, risk and disclosure Committee member

Gabriele Marco Antonio Cerrone – Non-Executive Chairman

Gabriele Cerrone has been the Non-Executive Chairman of our company since January 2021. Mr. Cerrone is the Founder of Tiziana Life Sciences Limited and has been its Executive Chairman since April 2014. Mr. Cerrone has founded 10 biotechnology companies in oncology, infectious diseases, ophthalmology, gastrointestinal diseases, oncology, and molecular diagnostics, and has listed seven of these companies on Nasdaq, two to the London Stock Exchange, which have resulted in 3 FDA drug product approvals. Mr. Cerrone co-founded FermaVir Pharmaceuticals, Inc. and served as Chairman of the Board until its merger in September 2007 with Inhibitex, Inc. Mr. Cerrone served as a director of Inhibitex, Inc. until its US$2.5bn sale to Bristol Myers Squibb Co in 2012. Mr. Cerrone also co-founded Cardiff Oncology, Inc., an oncology company and served as its Co-Chairman; he was a co-founder and served as Chairman of Synergy Pharmaceuticals, Inc. and was a Director and co-founder of Siga Technologies, Inc until his exit to MacAndrews & Forbes. Mr. Cerrone is the Executive Chairman and Founder of Tiziana Life Sciences Ltd, an neurodegenerative and neuroinflammatory focused company; Co-Founder of Rasna Therapeutics Inc., a company focused on the development of therapeutics for leukaemias; Co-Founder of Contravir Pharmaceuticals, Inc.; Executive Chairman and Co-Founder of Gensignia Life Sciences, Inc.; Non-Executive Chairman and Founder of Accustem Sciences Limited, a clinical stage diagnostics company; and founder of BioVitas Capital Ltd. Mr. Cerrone graduated Magna Cum Laude in Finance from New York University’s Stern School of Business.

Robert J Dempsey – Chief Executive Officer

Robert J. Dempsey has joined as our Chief Executive Officer and director of our company from January, 2026. He brings more than two decades of global ophthalmology experience, including drug development, commercialization, and value-creating strategic transactions. Mr. Dempsey previously served as Group Vice President and Head of Global Ophthalmology at Shire, prior to its acquisition by Takeda, where he led the divestiture of Xiidra® (lifitegrast ophthalmic solution) 5%, which was one of only three ophthalmology deals in the past twenty years with more than $1 billion upfront. The sale of Xiidra® to Novartis in 2019 included $3.4 billion upfront and up to an additional $1.9 billion in potential milestone payments. Xiidra® was the first FDA-approved therapy indicated for both the signs and symptoms of dry eye disease and went on to become one of the top-selling branded dry eye treatments globally. Mr. Dempsey architected and led the successful launch of Xiidra® and brings deep strategic and commercial expertise across ocular surface disease indications, including direct management responsibility and commercial oversight for Restasis® (cyclosporine ophthalmic emulsion) 0.05%. His professional network in the eye care community is broad and well-established, reflecting his service as a CEO and independent director across multiple ophthalmic companies.

Dr. Gary S. Jacob - Chief Development Officer

Dr. Gary S. Jacob currently serves as our Chief Development Officer and director of the Company. He previously served as Chief Executive Officer from January 2021 to January 2026. From November 2018 to March 2020, Dr. Jacob was the Chief Executive Officer of Immuron Limited, an Australian microbiome biopharmaceutical company. From July 2008 until December 2017, Dr. Jacob was President and Chief Executive Officer of Synergy Pharmaceuticals Inc., a biopharmaceutical company, where he held various positions from July 2008 to November 2018 and he served as its Chairman from September 2013 to November 2018. On December 12, 2018, Synergy Pharmaceuticals Inc. filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code. From March 19, 2014 until February 2024, Dr. Jacob was the Chairman of the Board of Hepion Pharmaceuticals, Inc., a biotechnology company, and earlier served as its Chief Executive Officer from May 15, 2013 until March 19, 2014. Dr. Jacob served as Chief Executive Officer of Callisto Pharmaceuticals, Inc. from May 2003 until January 2013 and a director from October 2004 until January 2013. Dr. Jacob also serves as a director of Actavia Lifesciences, Inc., and is a past director of Cardiff Oncology, Inc. Dr. Jacob has over 35 years of experience in the pharmaceutical and biotechnology industries across multiple disciplines including research & development, operations and business development. Prior to 1999, Dr. Jacob served as a Monsanto Science Fellow, specializing in the field of glycobiology, and from 1997 to 1998 Dr. Jacob was Director of Functional Genomics, Corporate Science & Technology, at Monsanto Company. Dr. Jacob also served from 1990 to 1997 as Director of Glycobiology at G.D. Searle Pharmaceuticals Inc. During the period of 1986 to 1990, he was Manager of the G.D. Searle Glycobiology Group at Oxford University, England.

Dr. Flavio Mantelli - Chief Medical Officer

Dr. Mantelli currently serves as our Chief Medical officer from February 2026. He is a renowned ophthalmologist with a strong background in cornea and ocular surface diseases, neurotrophic keratopathy, and inflammatory eye conditions. He brings more than two decades of expertise working across R&D, clinical development, and strategic functions. His contributions to the development of innovative programs in rare ocular diseases characterized by high unmet needs, includes the clinical development path of biotech drugs and small molecules in ophthalmology. Dr. Mantelli brings extensive experience leading the medical strategy from clinical development through approval, including his work on OXERVATE® (cenegermin-bkbj) ophthalmic solution 0.002% at Dompé.

Dr. Mantelli joined us from Dompé where he served as the Chief Strategy & Innovation Officer acting as the key link between the Company and external partners, with the goal of promoting research initiatives and assessing new opportunities aligned with industry innovations. For the majority of his tenure at Dompé, he served as Chief Medical Officer and Head of R&D for the Ophthalmology and Neurotrophin platforms leading all research and clinical development programs in ophthalmology. Earlier in his career, Dr. Mantelli researched the application of neurotrophins in ophthalmic and neurodegenerative diseases and was an adjunct associate professor of biology at Temple University in Philadelphia. His professional experience includes positions at the IRCCS G.B. Bietti Hospital in Rome as a clinical scientist and as a consultant ophthalmologist at the Campus Biomedico University of Rome and the Cornea and Ocular Surface Unit of the Vita-Salute San Raffaele University of Milan.

Dr. Mantelli published research across numerous peer reviewed scientific journals and holds multiple patents in the field of ophthalmology. His industry experience spans from translational medicine through late-stage clinical development, encompassing Phase I-IV programs through registration and commercialization, including extensive interactions with global Regulatory Authorities. Graduating in Medicine and Surgery summa cum laude, Dr. Mantelli completed his specialization program in ophthalmology and a PhD at the Campus Bio-Medico University of Rome. He also completed a postdoctoral fellowship in ocular surface glycobiology at the Schepens Eye Research Institute of Massachusetts Eye and Ear at Harvard Medical School in Boston.

Dr. Raj Patil - Chief Scientific Officer

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

Keeren Shah - Chief Financial Officer

Keeren Shah has served as our Chief Financial Officer since August 2020. Ms. Shah currently also serves as the Chief Operating and Financial Officer of Tiziana Life Sciences Limited, Accustem Sciences Inc and Actavia Lifesciences, Inc., having previously served as the Group Financial Controller for all businesses from June 2016 to July 2020. Prior to joining us, Ms. Shah spent 10 years at Visa, Inc. as a Senior Leader in its finance team where she was responsible for key financial controller activities, financial planning and analysis, and core processes as well as leading and participating in key transformation programs and Visa Inc.’s initial public offering. Before joining Visa, Ms. Shah also held a variety of finance positions at other leading companies including Arthur Andersen and BBC Worldwide. She holds a Bachelor of Arts with Honors in Economics from the University of Manchester and is a member of the Chartered Institute of Management Accountants.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as a crime resulting in a criminal conviction, willful misconduct or gross negligence to our detriment, a material breach of the employment agreement or of our corporate and business policies and procedures, or providing services for other entities without our consent. We may also terminate an executive officer’s employment by giving six month’s notice or by paying a one-time compensation fee equal to six month’s salary in lieu of such notice under certain circumstances, such as a failure by such officer to perform agreed-upon duties or the impracticability of the performance caused by a material change of circumstances. An executive officer may terminate his or her employment at any time by giving six month’s notice or immediately if we delay in the payment of remuneration, fail to pay social security fees, or fail to provide the necessary working conditions for such officer.

Each executive officer, under his or her employment agreement with us, has agreed to hold any trade secrets, proprietary information, inventions or technical secrets of our company in strict confidence during and after his or her employment. Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment.

Each officer also agrees to refrain from competing with us, directly or indirectly, for two years after his or her termination of employment.

B. Compensation

Senior Management and Director Compensation

Our compensation program is designed to reward and retain senior management and includes base salary, annual short-term cash incentive compensation, long-term equity incentive compensation, and miscellaneous employee benefits and fringe benefits (including, among others, executive medical benefits). In 2025, our compensation program for directors was comprised of an annual cash retainer and an equity grant.

The aggregate amount of compensation, including the value of in-kind benefits, accrued and/or paid to our directors and senior management was $2.7m, including the value of in-kind benefits.

Gabriele Cerrone

On 28 April 2026 we also entered into an agreement with Panetta Partners Ltd, a company in which Mr Cerrone has a beneficial interest and Mr Cerrone, such agreement being effective as at 1 January 2026. Pursuant to this agreement Mr Cerrone assigned to Panetta Partners Ltd all his rights under certain prior agreements between Mr Cerrone and the Company. The agreement with Panetta Partners Ltd, as successor to Mr Cerrone now provides that:

(a) In the event that, during the term of the agreement, either: (i) there is a sale, in one or a series of transactions, of all or substantially all of the assets (calculated on the basis of book values) of the Group (or a license of the same on an exclusive or non-exclusive basis), where the Enterprise Value equals or exceeds US$275,000,000; or (ii) there is either a change of control where the Enterprise Value equals or exceeds US$275,000,000, Panetta Partners Ltd will be entitled to receive a special payment in the amount equal to the Enterprise Value multiplied by three and a half (3.0) per cent;

(b) in the event that, during the term of the agreement, either: (i) there is a sale, in one or a series of transactions, of all or substantially all of the assets (calculated on the basis of book values) of the Group (or a license of the same on an exclusive or non-exclusive basis), where the Enterprise Value equals, or in excess of, US$500,000,000 that Panetta Partners Ltd receive a special payment equal to 6.5% of the enterprise value of the Company (and not just the excess over US$500,0000,000); and

(c) in the event that, during the term of the agreement, either: (i) there is a sale, in one or a series of transactions, of all or substantially all of the assets (calculated on the basis of book values) of the Group (or a license of the same on an exclusive or non-exclusive basis), where the Enterprise Value equals, or exceeds US$900,000,000; or (ii) there is either a Change of Control (as defined below) where the Enterprise Value equals or exceeds US$900,000,000, Panetta Partners Ltd will receive a special payment equal the Enterprise Value multiplied by nine (9%) per cent (and not just the excess over US$900,000,000).

The Enterprise Value means: (i) in the case of a change of control resulting in consideration payable to the Group (for example, on a sale of its assets or licensing transaction), the total cash and non-cash consideration received by the Group; or (ii) in the case of a change of control resulting in consideration payable to the shareholders of the ordinary shares in the issued share capital of the Group from time to time, the total cash and non-cash consideration payable to the Shareholders.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for our directors, executive officers, and non-executive directors, as of March 31, 2026.

Name	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share ($)	Grant Date	Expiration Date
Gary Jacob	84,615	2.13	03/14/2023	03/14/2033
	50,000	1.46	03/13/2024	03/13/2034
	307,960	1.60	29/01/2025	29/01/2035
	200,000	1.50	28/03/2025	28/03/2035
	357,424	2.75	10/07/2025	10/07/3035

Robert Dempsey	1,600,000	2.23	02/01/2026	02/01/2036
	500,000	2.23	02/01/2026	02/01/2036

Willy Simon	6,154	2.13	03/14/2023	03/14/2033
	20,000	1.65	11/24/2023	11/24/2033
	40,000	1.46	03/13/2024	03/13/2034
	12,848	1.60	29/01/2025	29/01/2035
	50,000	1.50	28/03/2025	28/03/2035

John Brancaccio	15,385	2.13	03/14/2023	03/14/2033
	20,000	1.65	11/24/2023	11/24/2033
	40,000	1.46	03/13/2024	03/13/2034
	6,509	1.60	29/01/2025	29/01/2035
	50,000	1.50	28/03/2025	28/03/2035

Bernard Denoyer	3,077	2.13	03/14/2023	03/14/2033
	10,000	1.46	03/13/2024	03/13/2034
	3,613	1.60	29/01/2025	29/01/2035
	15,000	1.50	28/03/2025	28/03/2035

Flavio Mantelli	750,000	1.96	10/02/2026	10/02/2036

Keeren Shah	100,770	2,13	14/03/2023	14/03/2033
	85,000	1.57	20/10/2023	20/10/2033
	65,000	1.46	13/03/2024	13/03/2034
	125,000	1.50	03/10/2024	03/10/2034
	541	1.60	29/01/2025	29/01/2035
	3,508	1.60	29/01/2025	29/01/2035
	125,000	1.50	25/03/2025	25/03/2035

Raj Patil	238,462	2,13	14/03/2023	14/03/2033
	20,000	1.46	13/03/2024	13/03/2034
	31,824	1.60	29/01/2025	29/01/2035
	23,126	1.60	29/01/2025	29/01/2035
	74,000	1.50	25/03/2025	25/03/2035
	4,585	1.60	10/07/2025	10/07/2035
	183,003	2.75	10/07/2025	10/07/2035

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

The expiration of the current terms of the members of the Board of Directors and the period each member has served in that term are as follows:

Name	Year Current Term Began	Year Current Term Expires
Gabriele Cerrone	2025	2026
Gary Jacob	2025	2026
Willy Simon	2025	2026
John Brancaccio	2025	2026
Bernard Denoyer	2025	2026

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

Nomination Committee

The nomination committee consists of Mr. Cerrone, Mr. Denoyer, Mr. Brancaccio and Mr. Simon. Mr. Denoyer serves as chairman of the nomination committee. The nomination committee’s responsibilities include:

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

D. Employees

As of March 31, 2026, we had 5 full time employees. Three of our employees were engaged in research and development and two employees were engaged in management, administration and finance. Three are located in the United States, one in Italy and one in the United Kingdom. None of our employees are members of labor unions. None of our employees are covered by a collective bargaining agreement.

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of June 19, 2026 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and

●	each member of our board of directors and each of our executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of June 19, 2026 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

	Number of Ordinary Shares Beneficially Owned
Name of beneficial owner	Shares	%

5% or Greater Shareholders:
Gabriele Cerrone(1)	10,526,416	19.94

Executive Officers and Directors:
Gabriele Cerrone(1)	10,526,416	19.94
Willy Simon(2)	8,949	*
Gary Jacob (3)	77,940	*
John Brancaccio(4)	30,201	*
Bernard Denoyer(5)	-	*
Keeren Shah(6)	16,667	*
Raj Patil(7)	16,667	*
Robert Dempsey	-	*
All directors and executive officers as a group (8 persons)	10,676,840	19.94

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Mr. Gabriele Cerrone is the ultimate beneficial owner of ordinary shares through Planwise Group Limited and Panetta Partners Limited.

(2)	Includes 56.995 stock options which are currently exercisable or exercisable within 60 days of June 19, 2026

(3)	Includes 338,804 stock options which are currently exercisable or exercisable within 60 days of June 19, 2026

(4)	Includes 62,992 stock options which are currently exercisable or exercisable within 60 days of June 19, 2026

(5)	Includes 13,929 stock options which are currently exercisable or exercisable within 60 days of June 19, 2026

(6)	Includes 193,718 stock options which are currently exercisable or exercisable within 60 days of June 19, 2026

(7)	Includes 305,648 stock options which are currently exercisable or exercisable within 60 days of June 19, 2026

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

B. Significant Changes

See Note 25 of our consolidated financial statements at the end of this Annual Report for a description of the significant changes since March 31, 2025.

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

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of March 31, 2026. Based on that evaluation, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer have concluded that as of March 31, 2026, there were no material weaknesses in the Company’s internal control over financial reporting described below, the Company’s disclosure controls and procedures were effective.

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

Under the supervision and with the participation of management, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, the Company conducted an informal evaluation, based on regular verbal discussions between management and the audit committee, of the effectiveness of its internal control over financial reporting based on the framework described in Internal Control-Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission, as revised in 2013. Based on that evaluation, management has concluded that the Company did maintain effective internal control over financial reporting as of the period ended March 31, 2026 and no material weaknesses were identified.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the aggregate fees billed to us for services rendered by PKF Littlejohn LLP, our independent registered public accounting firm and Mazars, our previous independent registered public accounting firm:

PKF Littlejohn LLP	Year Ended March 31,
	2026	2025
	(in thousands)
Audit fees	134	134
Other assurance services(1)	31	22

Total	165	156

Mazars LLP	Year Ended March 31,
	2026	2025
	(in thousands)
Audit fees	-	-
Other assurance services(1)	-	27

Total	-	27

(1)	Other assurance services include interim reviews, analyzing the processes, controls, and operations required for other filings

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

OKYO Pharma Ltd

By:	/s/ Robert Dempsey
Robert Dempsey
Chief Executive Officer

Date: July 20, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OKYO PHARMA LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of OKYO Pharma Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheets of OKYO Pharma Limited and its subsidiary (the “Group”) as of March 31, 2026 and the related Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows for each of the two years in the period ended March 31, 2026 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of March 31, 2026 and 2025 and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2026 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex auditor judgement.

We determined that there are no critical audit matters.

We have served as the Group’s auditor since 28 November 2022.

PKF Littlejohn LLP

PCAOB Registration Number 2814

London, England

Date: July 20, 2026

OKYO Pharma Limited

Consolidated Balance Sheets

	Year ended March 31,
	2026	2025
	$	$
ASSETS
Current assets:
Cash and cash equivalents	14,594,268	1,560,902
Short Term Investments	6,000,000	-
Current taxation receivable	-	1,872,057
Other receivables	375,749	242,342
Total current assets	20,970,017	3,675,301
Property and Equipment, net	6,311	2,035
Total non-current assets	6,311	2,035
Total assets	20,976,328	3,677,336

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities:
Trade and other payables	8,641,189	8,367,566
Related party payable	-	859,325
Total current liabilities	8,641,189	9,226,891
Total liabilities	8,641,189	9,226,891
Shareholders’ Equity:
Share premium	173,558,575	146,717,274
Share options reserve	2,783,944	1,184,815
Convertible Loan Note Reserve	-	950,000
Warrants reserve	93,748	93,748
Foreign currency translation reserve	(12,129,559)	(11,470,420)
Retained deficit	(151,971,569)	(143,024,972)
Total shareholders’ equity	12,335,139	(5,549,555)
Total liabilities and shareholders’ equity	20,976,328	3,677,336

OKYO Pharma Limited

Consolidated Statements of Operations and Comprehensive Loss

	Year ended March 31,
	2026	2025	2024
	$	$	$
Operating expenses:
Research and development	(1,809,044)	(2,254,244)	(8,243,571)
Operating Expenses	(6,690,509)	(4,837,653)	(7,506,161)
Total operating expenses	(8,499,553)	(7,091,897)	(15,749,732)

Other income/(expense):
Finance expense (net)	(442,117)	(878,174)	(1,053,313)
Loss from operations before income taxes	(8,941,670)	(7,970,071)	(16,803,045)
Income tax	(7,987)	3,263,779	(22,416)
Loss for the year	(8,949,657)	(4,706,292)	(16,825,461)

Other Comprehensive loss:
Exchange differences on translating foreign operations	(659,139)	(158,973)	141,095
Comprehensive loss	(9,608,796)	(4,865,265)	(16,684,366)

Basic and diluted loss per share attributable to common shareholders	$(0.24)	$(0.12)	$(0.57)

OKYO Pharma Limited

Consolidated Statements of Shareholders’ Equity

	No. of Shares	Share Capital	Options reserve	Warrant reserve	Convertible Loan Note Reserve	Retained Deficit	Translation Reserve	Total Equity
		$	$	$	$	$	$	$
Balance at March 31, 2023	25,519,774	131,385,892	3,628,756	82,376	-	(125,697,719)	(11,452,542)	(2,053,237)

Issuance of shares fundraising net	4,159,270	6,208,508	—	—				6,208,508
Expenses settled in shares	1,557,272	2,368,287	—	—	—	—	—	2,368,287
Issuance of shares, related party loan conversion	2,100,000	3,150,000	—	—	—	—	—	3,150,000
Options charge	—	—	1,121,273	—	—	—	—	1,121,273
Options forfeiture	—	—	(1,419)	—	—	—	—	(1,419)
Warrants charge	—	—	—	11,372	—	—	—	11,372
Total transactions	7,816,542	11,726,795	1,119,854	11,372	—	—	—	12,858,021
Loss for the period	—	—	—	—	—	(16,825,461)	—	(16,825,461)
Currency translation	—	—	—	—	—	—	141,095	(141,095)
Total comprehensive income	—	—	—	—	—	(16,825,461)	141,095	(16,684,366)
Balance at March 31, 2024	33,336,316	143,112,687	4,748,610	93,748	—	(142,523,180)	(11,311,447)	(5,879,582)
Expenses settled in shares	25,842	32,302	—	—	—	—	—	32,302
Shares issued in lieu of consultancy fees	300,266	437,498	—	—	—	—	—	437,498
Shares issued in lieu of Bonus	250,000	347,500						347,500
Shares issued in lieu of interest	500,000	750,000	—	—	—	—	—	750,000
Shares issued for Fundraising, net	1,219,846	1,705,742	—	—	—	—	—	1,705,742
Fees on CLN issuance	388,545	331,545	—	—	—	—	—	331,545
Options charge	—	—	734,989	—	—	—	—	734,989
Options forfeiture	—	—	(4,298,784)	—	—	4,204,500	—	(94,284)
Proceeds from Convertible loan note	—	—	—	—	950,000	—	—	950,000
Total transactions	2,684,499	3,604,586	(3,563,795)	—	950,000	4,204,500	—	5,195,291
Loss for the period	—	—	—	—		(4,706,292)		(4,706,292)
Currency translation	—	—	—	—		—	(158,973)	(158,973)
Total comprehensive income	—	—	—	—		(4,706,292)	(158,973)	(4,865,265)
Balance at March 31, 2025	36,020,815	146,717,274	1,184,815	93,748	950,000	(143,024,972)	(11,470,420)	(5,549,555)
Shares issued in lieu of consultancy fees	292,018	321,729	—	—	—	—	—	321,729
Shares issued for Fundraising, net	14,279,388	25,023,336	—	—	—	—	—	25,023,336
Options charge	-	—	1,605,259	—	—	—	—	1,605,259
Options forfeiture	—	—	(6,130)	—	—	3,060	—	(3,070)
CLN settled in Shares	1,357,143	950,000	—	—	(950,000)	—	—	—
CLN Interest settled in shares	530,163	546,236						546,236
Total transactions	16,458,712	26,841,301	1,599,129	—	(950,000)	3,060	—	27,493,490
Loss for the period	—	—	—	—		(8,949,657)		(8,949,657)
Currency translation	—	—	—	—		—	(659,139)	(659,139)
Total comprehensive income	—	—	—	—		(8,949,657)	(659,139)	(9,608,796)
Balance at March 31, 2026	52,479,527	173,558,575	2,783,944	93,748	-	(151,971,569)	(12,129,559)	12,335,139

OKYO Pharma Limited

Consolidated Statements of Cash Flows

	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from operations before income taxes	(8,941,670)	(7,970,071)	$(16,803,045)
Adjustments to reconcile net loss to net cash used in operating activities:
Share option charge	1,605,260	734,989	1,121,273
Warrant charge	-	-	11,372
Forfeiture of options	(3,069)	(94,284)	(1,419)
Depreciation of fixed assets	1,820	2,563	3,866
(Gain)/Loss on foreign exchange	(700,750)	(96,978)	55,183
Expenses settled in shares	-	32,302	3,452,769
Shares Issued in lieu of consultancy fees	321,729	437,497	-
Shares Issued in lieu of bonus	-	347,500	-
CLN Fees settled in shares	-	331,545	-
Shares Issued in lieu of interest		750,000	-
Convertible loan interest accrued	457,238	88,998	-
Net increase/(decrease) in related party balances	(1,003,646)	500,616	(570,075)
Net (increase)/decrease in operating assets/other receivables	10,914	(90,403)	440,257
Net increase/(decrease) in trade and other payables	362,621	1,216,431	2,799,282
Cash inflow from taxation	1,953,653	1,998,364	-
Net cash used in operating activities	(5,935,900)	(1,810,931)	(9,490,537)

CASH FLOWS FROM INVESTING ACTIVITIES
Short Term Investments	(6,000,000)	-	-
Acquisition of property, plant and equipment	(6,080)	(1,208)	-
Net cash used in investing activities	(6,006,080)	(1,208)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from fundraising, net and issuance of ordinary shares	25,023,336	1,705,742	6,208,508
Proceeds from convertible loan note	-	950,000	-
Net cash provided by financing activities	25,023,336	2,655,742	6,208,508

Net increase/(decrease) in cash and cash equivalents	13,081,356	843,603	(3,282,029)
Cash and cash equivalent, beginning of period	1,560,902	826,848	4,045,381
Exchange difference	(47,990)	(109,549)	63,496
Cash and cash equivalent, end of period	14,594,268	1,560,902	826,848

Non Cash items:
Conversion of related party loan into shares	-	-	3,150,000
Conversion of convertible loan note into shares	950,000	-	-
Convertible loan note interest liability settled by the issuance of shares	546,236	-	-

1. Reporting Entity

OKYO Pharma Limited (the “Company” or “OKYO”) is a company domiciled in Guernsey and listed on the NASDAQ Capital Market (NASDAQ: OKYO). The Company was previously dual listed with a standard listing on the main market of the London Stock Exchange (LSE: OKYO) until May 22, 2023 when it delisted from the standard segment of the main market of the London Stock Exchange.

Leveraging extensive ophthalmology expertise across research, clinical development, regulatory affairs, and commercialization, OKYO is advancing a pipeline designed to improve outcomes for patients suffering from debilitating ocular diseases that impact vision, ocular comfort, and quality of life. OKYO’s lead program, urcosimod, is being developed as a potential first-in-class treatment for neuropathic corneal pain, a severe condition for which there are currently no FDA-approved therapies.

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

Basis of measurement

Going Concern

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as of March 31, 2026, had an accumulated deficit of $152m ($109m of this accumulated loss relates to a discontinued business prior to the reorganisation in 2018), a net loss for the year ended March 31, 2026, of $8.9m and net cash used in operating activities for the year ended March 31, 2026, of $5.9m.

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and ongoing business operations. On the basis of those projections, the Directors conclude that the Group has sufficient funding to proceed with its Phase 3 global clinical trial for Neuropathic Corneal Pain and meet its liabilities as they fall due within the next 12 months from the date when these financial statements are issued. In February 2026, the Group raised proceeds before expenses from a public offering of approximately $20.0m. Additionally in March 2026, the underwriter to the public offering exercised their ordinary share option, bringing the total raised from the offering before expenses to approximately $22.0m.

The Directors are aware, through their own extensive experience in the sector, that the ongoing losses experienced is a position not uncommon in the context of a pre-revenue life sciences company principally involved in cash consuming research and development of its clinical pipeline. The Directors have demonstrated that they can access capital with investors as well as take the relevant steps to manage working capital to ensure there are sufficient funds to progress the clinical pipeline.

Consequently, it is the opinion of the Directors there are sufficient resources in place to meet the Group’s ongoing liabilities and accordingly they have prepared these financial statements on a going concern basis.

New and Revised Standards

Standards in effect in 2026

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on April 1, 2025, that are relevant to the Group or that have had any material impact in the year to March 31, 2026. New standards, amendments to standards and interpretations that are not yet effective, have been deemed by the Group as currently not relevant, and not likely to have a material impact on the Group, and hence are not listed here.

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

In the current year ended March 31, 2026, Research and Development tax credits were not provided for in the year costs were incurred. In the year ended March 31, 2025, Research and Development tax credits submitted to His Majesty’s Revenue and Customs (“HMRC”) have been provided for. These have been estimated based on eligible research and development expenditure. In the year ended March 31, 2024, Research and Development tax credits were not provided for in the year that the costs were incurred. This policy is as a result of the UK tax authority’s new regime of reviewing nearly every tax claim it receives. Any difference compared to the amount rebated is recognized when the cash is received from the UK tax authorities.

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency), which is Pounds sterling for the parent company.

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

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less.

Short-term investments

Cash deposits held with financial institutions with original maturities exceeding three months are classified as short-term investments.

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

4. OPERATING EXPENSES

Operating expenses are stated after charging/(crediting):

	Year Ended March 31,
Group	2026 $	2025 $	2024 $
Director fees including bonus (excluding Chairman’s bonus)	1,213,006	1,145,581	1,100,192
Chairman’s bonus	-	347,500	934,007
Auditor’s Remuneration (refer to Note 19)	165,314	182,853	158,195
Legal and Professional fees	1,637,209	1,005,883	1,377,774
FX Gains and losses	(700,750)	(96,978)	55,183
Depreciation	1,820	2,563	3,866

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

6. EMPLOYEES INCLUDING OFFICERS, EXECUTIVE AND NON-EXECUTIVE DIRECTORS

	Year ended March 31,
	2026 $	2025 $	2024 $
Group
Staff costs comprised:
Directors’ salaries	1,213,006	1,493,081	2,039,447
Wages and salaries	553,021	605,193	612,076
Social security costs	64,979	13,936	11,386
Recruitment costs	150,200	-	-
	1,981,206	2,112,210	2,662,909
The average monthly number of employees, including directors, employed by the group during the years ending March 31, 2026, March 31, 2025, and March 31, 2024 were:
Research and Development	3	2	2
Corporate and administration	2	3	5
	5	5	7

7. REMUNERATION OF KEY MANAGEMENT PERSONNEL

$’000	Year ended March 31,
	2026		2025		2024
	Fees and short term employee benefits	Post employment benefits	Fees and short term employee benefits	Post employment benefits	Fees and short term employee benefits	Post employment benefits

Total Key Management Personnel	1,936	13	1,878	6	1,282	2

Key management personnel of the Group are comprised of directors and officers of the Company.

All bonuses are short term. There was $550k in post-employment severance payments made during 2025.

The following share options were granted to directors and officers in the following periods:

	Year ended March 31,
	2026	2025	2024
	Number of options	Number of options	Number of options

Directors	2,457,424	645,930	180,000
Other key management personnel	937,588	382,999	170,000
	3,395,012	1,028,929	350,000

No share options were exercised by directors or officers during the years ended March 31, 2026, 2025 and 2024..

The Group and Company made $14,051 of payments to a defined contribution pension schemes on behalf of Directors or employees during the year ended March 31, 2026 (March 31, 2025: $6,277, March 31 2024: $5,598).

8. TAXATION

	Year ended March 31,
	2026 $	2025 $	2024 $
Group
Current year tax charge	7,987	51	55,280
Adjustments in respect of prior periods	-	(3,263,830)	(32,864)

Deferred tax
Origination and reversal of timing differences	-	-	-

Total tax charge/(credit) for the period	7,987	(3,263,779)	22,416

The tax charge/(credit) for the year is different from the small company rate of corporation tax in the United Kingdom of 19%. The difference can be reconciled as follows:

Loss before taxation	(8,841,670)	(7,970,071)	(16,803,045)
Loss charged at standard rate of corporation tax 19%	(1,679,917)	(1,514,313)	(3,192,578)
Tax losses arising in the year not recognized	1,398,364	1,401,608	3,032,344
Expenses not deductible for taxation	307,042	123,112	220,187
Tax increase from effect of capital allowances and depreciation	347	484	748
Difference in tax rates	(6,210)	(5,015)	-
Research and Development tax credits claimed in respect of previous periods	-	(3,263,830)	(32,864)
Consolidation adjustment in relation to foreign exchange movements	(11,639)	(5,825)	(5,421)
Total tax charge/(credit) for the period	7,987	(3,263,779)	22,416

No deferred tax asset has been recognized in respect of trading losses carried forward because of uncertainty as to when these losses will be recoverable.

The Group has tax losses of $45,018,522 (2025: $35,852,225, 2024: $38,992,275) to carry forward for use against future profits.

9. FINANCE INCOME AND COSTS

	Year ended March 31,
	2026 $	2025 $	2024 $
Finance Income
Interest income	32,098	5,473	-
Total finance income	32,098	5,473	-

Finance Expenses
Finance Charges	(280)	(13,368)	-
Convertible Loan Note Interest	(473,935)	(88,383)	-
Interest expense on related party loan	-	(781,896)	(1,053,313)
Total finance expenses	(474,215)	(883,647)	(1,053,313)
Total finance income/(expenses)	(442,117)	(878,174)	(1,053,313)

10. PROPERTY, PLANT AND EQUIPMENT

Details of the Group’s property, plant and equipment are as follows:

$	IT equipment	Total
Cost
At 1 April 2025	10,500	10,500
Additions	6,080	6,080
Disposals	(1,679)	(1,679)
Foreign exchange	104	104

At March 31, 2026	15,005	15,005

Depreciation
At 1 April 2025	8,465	8,465
Charge in year	1,820	1,820
Write Off Disposals	(1,679)	(1,679)
Foreign exchange	88	88
At March 31, 2026	8,694	8,694
Net Book Value as at March 31, 2026	6,311	6,311

$	IT equipment	Total
Cost
At April 1, 2024	10,467	10,467
Additions	1,208	1,208
Disposals	(1,290)	(1,290)
Foreign exchange	115	115
At March 31, 2025	10,500	10,500

Depreciation
At April 1, 2024	7,117	7,117
Charge in year	2,563	2,563
Write Off Disposals	(1,290)	(1,290)
Foreign exchange	75	75
At March 31, 2025	8,465	8,465
Net Book Value as at March 31, 2025	2,035	2,035

The Group’s property, plant and equipment is located in the following operating segments:

Group	Net Book Value March 31 2026
	$
UK		-
US		6,311
Total		6,311

Group	Net Book Value March 31 2025
	$
UK		647
US		1,388
Total		2,035

11. PREPAID EXPENSES AND OTHER RECEIVABLES

	Year ended March 31,
	$2026	2025
Group
Other receivables	4,500	4,500
Related Party receivable	144,320	-
VAT receivable	21,847	12,482
Prepayments	205,082	225,360
	375,749	242,342

There are no differences between the carrying amount and fair value of any of the trade and other receivables above.

Prepayments include no prepaid invoices relating to the urcosimod product candidate.

12. TRADE AND OTHER PAYABLES

	Year ended March 31,
	$2026	2025
Group
Trade payables	7,136,144	7,899,986
Other payables	1,326	88,999
Accruals	1,239,101	186,993
Bonus accrual	264,618	191,588
	8,641,189	8,367,566

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

The Company manages its capital to maximise the return to the shareholders through the optimisation of equity. The capital structure of the Company as at March 31, 2026 and 2025 consists of equity attributable to equity holders of the Company, comprising issued capital, reserves and retained deficit as disclosed.

The Company manages its capital structure and makes adjustments to it, in light of economic conditions and the strategy approved by shareholders. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares and release the Company’s share premium account. No changes were made in the objectives, policies or processes during the year ended March 31, 2026 and March 31, 2025.

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

The Company is authorized to issue an unlimited number of nil par value shares of a single class

	Shares	Share capital
Issued ordinary shares of US$0.00 each	Number	$
At March 31, 2024	33,336,316	143,112,687
Expenses settled in shares	714,653	801,345
Bonus settled in shares	250,000	347,500
Issue of share for fundraising, net	1,219,846	1,705,742
Shares in lieu interest	500,000	750,000
At March 31, 2025	36,020,815	146,717,274
Expenses settled in shares	292,018	321,729
Convertible loan note and interest settled in shares	1,887,306	1,496,236
Issue of Shares for fundraising, net	14,279,388	25,023,336
At March 31, 2026	52,479,527	173,558,575

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

Dividends

The Directors paid no dividend during the year to March 31, 2026 and March 31, 2025.

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

	2026		2025
	Options	Weighted Average exercise price ($)	Options	Weighted Average exercise price ($)
Outstanding at April 1	1,943,903	1.68	2,421,650	3.34
Granted	3,395,012	2.25	1,076,017	1.54
Forfeited	(11,538)	1.57	(1,553,764)	4.18
Exercised	-	-	-	-
Outstanding at March 31	5,327,377	2.04	1,943,903	1.68
Exercisable at March 31	908,813	1.76	396,175	1.87

	2024
	Options	Weighted Average exercise price (cents)
Outstanding at April 1	1,696,451	3.85
Granted	727,500	1.53
Forfeited	(2,301)	2.13
Exercised	-	-
Outstanding at March 31	2,421,650	3.34
Exercisable at March 31	894,956	4.34

During the years ending March 31, 2026, March 31, 2025, and March 31, 2024 no options were exercised.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $4,407,280 (2025: $1,260,839). A share-based payment charge for the year of $1,605,259 (2025: $734,989) has been expensed in the statement of comprehensive income. The share based payment charge in the year to March 31, 2026 does not include forfeitures of $3,070 (2025: $94,283).

The weighted average contractual life of options outstanding at March 31, 2026 is 9.16 years. (2025: 7.65 years).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price $	Share Options as at March 31, 2026
March 14, 2023	March 13, 2027	1.85	463,848
October 20, 2023	October 20, 2033	1.57	85,000
November 24, 2023	November 24,2033	1.65	40,000
March 1, 2024	March 1,2034	1,33	20,000
March 13, 2024	March 13, 2034	1.46	252,500
October 3, 2024	03 Oct 2034	1.50	125,000
January 29, 2025	January 20, 2035	1.60	404,517
March 28, 2025	March 28,2035	1.50	541,500
July 10, 2025	July 10, 2035	2.75	545,012
January 2, 2026	January 2, 2036	2.23	2,100,000
February 10, 2026	February 10, 2036	2.75	750,000
Total			5,327,377

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

The Company has estimated a forfeiture rate of zero.

The model inputs for options granted during the year ended March 31, 2026 valued under the Black Scholes Valuation model are:

	Grant Date
	February 10, 2026	January 2, 2026	January 2, 2026	July 10, 2025	July 10, 2025

Grant date share price	$1.96	$2.23	$2.23	$2.86	$	2.86
Exercise share price	$2.09	$2.23	$2.23	$1.60		$2.75
Vesting periods	25% over four years	25% over four years	1 year performance condition	25% over four years		25% over four years
Risk free rate	3.58%	3.62%	3.51%	3.85%		3.85%
Expected volatility	105.2%	107.4%	89.0%	109.3%		109.3%
Option life	4 years	4 years	1 years	4 years		4 years

The model inputs for options granted during the year ended March 31, 2025 valued under the Black Scholes Valuation model are:

March 28, 2025
Grant date share price	$1.50
Exercise share price	$1.50
Vesting periods	25 % over 4 years
Risk free rate	4.36%
Expected volatility	108.7%
Option life	4 years

	January 29, 2025	January 29, 2025	January 29, 2025	January 29,2025	January 29,2025

Grant date share price	$1.07	$1.07	$1.07	$1.07	$1.07
Exercise share price	$1.60	$1.60	$1.60	$1.60	$1.60
Vesting periods	25% over four years	33.3% over three years	25% every 3 months	33.33% and 66.66% over 1 Year	Immediately
Risk free rate%	3.95%	4.06%	4.73%	4.73%	4.473%
Expected volatility%	110.6%	110.6%	56-90.1%	90.1-94.3%	110.6%
Option life	4 years	4 years	4 years	4 years	4 years

Modification of share based payments.

In January 2025, all options granted prior to December 2022 were surrendered and new options at a lower exercise price, with a proportionate reduction in the number of options, were granted. The Company reduced the exercise price for options granted to employees and directors to $1.60 per share. This was approved by directors at a board meeting held on January 28, 2025.

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

As part of the acquisition of the OK-101 project, the underlying scientific founders of the OK-101 Project (inukshuk Holdings), who will continue to be involved in the development of the Project, received 563,986 warrants as consideration. The warrants are exercisable at a price of 292.5 pence each and are split into four distinct tranches and each tranche becomes exercisable upon satisfaction of a specific developmental milestone. At March 31, 2026, the warrants were exercisable until 12 July 2026.

No warrants were granted or exercised in the year to March 31, 2026 or March 31, 2025.

	March 31, 2026		March 31, 2025
	Warrants	Weighted Average exercise price (cents)	Warrants	Weighted Average exercise price (cents)

Outstanding at April 1	563,986	397	563,986	397
Granted	-	-	-	-
Exercised	-	-	-	-

Outstanding at March 31	563,986	397	563,986	397

Exercisable at March 31	307,692	397	307,692	397

The Directors have estimated the fair value of the warrants in services provided using the Black-Scholes valuation model based on the assumptions below.

The remaining fair value of the warrant instruments is nil (2025: nil). For the consideration warrants, the charge has been expensed over the vesting period. For all other warrants, the charge has been expensed over the service period. A share-based payment charge for the year of $0 (2025: $9,066) has been expensed in the statement of comprehensive income.

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

Group	2026
$	Less than 3 months	Greater than 3 months	Total
Trade and other payables	1,063,716	7,577,473	8,641,189
Related party payables	-	-	-
	1,063,716	7,577,473	8,641,189

Group	2025
$	Less than 3 months	Greater than 3 months	Total
Trade and other payables	587,947	7,779,619	8,367,566
Related party payables	108,272	751,053	859,325
	696,219	8,530,672	9,226,891

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

The Directors do not consider the impact of possible interest rate changes based on current market conditions to be material to the net result for the year or the equity position at the year-end for either the year ended March 31, 2026 or March 31, 2025.

16. RELATED PARTY TRANSACTIONS

All related party transactions occurred in the normal course of operations.

Tiziana Life Sciences Ltd

Tiziana Life Sciences Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. The Company shares premises and other resources with Tiziana Life Sciences Ltd and there is a shared services agreement in place between the Company and Tiziana Life Sciences Ltd. As at March 31, 2026, the Company had incurred $169,552 (2025: $142,170) worth of costs in relation to this agreement and at March 31, 2026 $493,832 (2025: $431,305) was owed to Tiziana Life Sciences Ltd.

Tiziana Life Sciences Ltd also paid other invoices on behalf of the Company but as of March 31, 2026, Okyo Pharma Ltd. had paid $638,178 worth of costs on behalf of Tiziana Life Sciences Ltd. (2025: $350,802 paid by Tiziana Life Sciences Ltd.) As of March 31, 2026, $638,178 is owed to Tiziana Life Sciences Ltd. (2025: $428,020 owed by Okyo Pharma Ltd.)

In August 2022, Tiziana Life Sciences Ltd issued a short-term credit facility to OKYO Pharma for $2m to support short term liquidity. The loan was available for a period of 6 months upon first draw-down and carried an interest rate of 16% per annum, with additional default interest of 4% if the loan was not repaid after the 6-month period. In February 2023, Tiziana Life Sciences Ltd issued an additional short-term credit facility to OKYO Pharma for $0.5m to further support short term liquidity, under the same terms as the loan above. The principal of $2,000k plus accrued interest of $1,150k were converted into 2,100,000 Ordinary Shares, with no par value, of OKYO Pharma Ltd on October 25, 2023. On July 15, 2024, 500,000 Ordinary Shares, with no par value, of Okyo Pharma Ltd were issued to Tiziana Life Sciences Ltd in lieu of additional accrued interest in respect of this agreement, amounting to $750,000.

On September 24, 2024, we entered into a fixed term unsecured loan agreement with an existing shareholder for $550,000 at an interest rate of 20% per annum to be repaid by June 1, 2026. On October 29, 2025, the loan was converted into 785,714 shares at a price of $0.70 per share.

On October 28, 2024, we entered into a fixed term unsecured loan agreement with an existing shareholder for $250,000 at an interest rate of 20% per annum to be repaid by November 1, 2026. On October 29, 2025, the loan was converted into 357,142 shares at a price of $0.70 per share.

On January 16, 2025, we entered into a fixed term unsecured loan agreement with an existing shareholder for $150,000 at an interest rate of 20% per annum to be repaid by February 1, 2027. On October 29, 2025, the loan was converted into 214,285 shares at a price of $0.70 per share.

On October 29, 2025 the interest on the convertible loan notes was converted into 530,163 shares at a total price of $546,236.

Directors – (See Note 7 also)

At March 31, 2026, the Company owed John Brancaccio $7,148 for his fees from February 2026 to March 2026.

At March 31, 2026, the Company owed Bernard Denoyer $3,574 for his fees for March 2026.

At March 31, 2026, the Company owed Willy Simon $3,574 for his fees for February 2026.

At March 31, 2026, the Company owed Gabriele Cerrone $50,258 for his fees for March 2026.

17. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the year.

	Year ended March 31,
	2026	2025

(Loss) attributable to equity holders of the company ($)	(8,949,657)	(4,706,292)
Weighted average number of ordinary shares in issue (adjusted)	37,357,160	39,488,256
Basic and dilutive loss per share (dollars per share)	(0.24)	(0.12)

Year ended March 31,
2024

(Loss) attributable to equity holders of the company ($)	(16,825,461)
Weighted average number of ordinary shares in issue (adjusted)	29,343,727
Basic and dilutive loss per share (dollars per share)	(0.57)

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

Operating leases

At March 31, 2026 and March 31, 2025, the company had annual commitments under non-cancellable operating leases:

Operating leases which expire:	March 31, 2026	March 31, 2025
	$	$
Within one year	13,018	10,739

19. AUDITOR’S REMUNERATION

During the period, the group obtained the following services from the company’s auditors PKF, our independent registered public accounting firm and Mazars, our previous independent registered public accounting firm.:

PKF Littlejohn LLP	March 31, 2026	March 31, 2025	March 31, 2024
	$	$	$
Fees payable to the company’s auditors for the audit of the parent company and consolidated financial statements	134,020	133,887	125,701

Fees payable to the company’s auditors for other services:
Audit-related assurance services	31,294	22,400	25,140

	165,314	156,287	150,841

Mazars LLP	March 31, 2026	March 31, 2025	March 31, 2024
	$	$	$
Fees payable to the company’s auditors for the audit of the parent company and consolidated financial statements	-	-	-

Fees payable to the company’s auditors for other services:
Audit-related assurance services	-	26,566	7,354

	-	26,566	7,354

20. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents consist of the following:

	March 31, 2026	March 31, 2025
	$	$
Cash at bank and in hand:

GBP	1,147,544	21,829
EURO	149,063	5,308
USD	13,297,661	1,533,765

	14,594,268	1,560,902

Short term investments consist of the following:

	March 31, 2026	March 31, 2025
	$	$
Cash deposits with original maturities exceeding three months :

GBP	-	-
EURO	-	-
USD	6,000,000	-

	6,000,000	-

21. CONVERTIBLE LOAN INSTRUMENTS

On September 24, 2024, we entered into a fixed term unsecured loan agreement with an existing shareholder for $550,000 at an interest rate of 20% per annum to be repaid by June 1, 2026. On October 29, 2025, the loan was converted into 785,714 shares at a price of $0.70 per share.

On October 28, 2024, we entered into a fixed term unsecured loan agreement with an existing shareholder for $250,000 at an interest rate of 20% per annum to be repaid by November 1, 2026. On October 29, 2025, the loan was converted into 357,142 shares at a price of $0.70 per share.

On January 16, 2025, we entered into a fixed term unsecured loan agreement with an existing shareholder for $150,000 at an interest rate of 20% per annum to be repaid by February 1, 2027. On October 29, 2025, the loan was converted into 214,285 shares at a price of $0.70 per share.

The accrued interest liability amounting to $546,136 was converted into 530,163 shares on October 29,2025.

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

●	Urcosimod – We are obligated to pay to On Target Therapeutics the following additional amounts in respect of the first licensed product or service which achieves the stated development milestones:

(a) First Patient Enrolled in a Phase I Human Clinical trial	$300,000
(b) First Patient Enrolled in a Phase II Human Clinical trial	$600,000
(c) First Patient Enrolled in a Phase III Human Clinical trial	$1,500,000

●	BAM8 – The Group are committed to paying an annual license maintenance fee until the first commercial sale. The annual license maintenance fee is $15,000 until May 2021, and $10,000 thereafter.

23. POST BALANCE SHEET EVENTS

There are no post balance sheet events for Okyo Pharma Ltd.

